   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            PRA INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------

           DELAWARE                         8731                54-1820933
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)

                                AMERICAN CENTER
                        8300 BOONE BOULEVARD, SUITE 310
                            VIENNA, VIRGINIA 22182
                                (703) 748-0760

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            EARLE MARTIN, PRESIDENT
                            PRA INTERNATIONAL, INC.
                                AMERICAN CENTER
                        8300 BOONE BOULEVARD, SUITE 310
                            VIENNA, VIRGINIA 22182
                                (703) 748-0760

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                WITH COPIES TO:

        PETER D. SCHELLIE, ESQ.                       JOHN F. OLSON, ESQ.
           BINGHAM DANA LLP                       GIBSON, DUNN & CRUTCHER LLP
   1200 19TH STREET, N.W., SUITE 400             1050 CONNECTICUT AVENUE, N.W.
      WASHINGTON, D.C. 20036-2400                 WASHINGTON, D.C. 20036-5306
            (202) 778-6150                               (202) 955-8500
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM    PROPOSED MAXIMUM
       SECURITIES          AMOUNT TO BE      OFFERING PRICE        AGGREGATE          AMOUNT OF
    TO BE REGISTERED       REGISTERED (1)    PER SHARE (2)     OFFERING PRICE (2) REGISTRATION FEE
--------------------------------------------------------------------------------------------------
Common Stock, par value
 $.01..................      3,162,500          $12.00           $37,950,000           $11,500
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 412,500 shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997

P R O S P E C T U S

                                2,750,000 SHARES

                            PRA INTERNATIONAL, INC.
                                  COMMON STOCK

                                   --------

  All of the 2,750,000 shares of Common Stock $.01 par value per share (the "Common Stock") offered hereby are being sold by PRA International, Inc. (the "Company").

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "PRAI."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC           COMMISSION(1)        COMPANY(2)
------------------------------------------------------------------------------------------
Per Share........................  $                   $                   $
------------------------------------------------------------------------------------------
Total (3)........................  $                   $                   $
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting estimated expenses of $  , payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 412,500 additional shares of the Common Stock, on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $    and $   , respectively.

                                   --------

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as, and if delivered to and accepted by them, and subject to certain conditions. It is expected that the shares of
Common Stock offered hereby will be available for delivery on or about    ,
1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New
York.

                                   --------

SMITH BARNEY INC.

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                                                     WESSELS, ARNOLD & HENDERSON

   , 1997

                                 ------------

  The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                 ------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THIS COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  PRA and the Company's logo are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All references to the "Company" in this Prospectus refer to PRA International, Inc., a Delaware corporation, and its subsidiaries. Unless otherwise indicated, all financial information and share and per share data in this Prospectus reflect the relevant data for the Company, and assume that the Underwriters' over-allotment option will not be exercised. The offering of the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company is referred to herein as the "Offering."

  Simultaneously with the closing of the Offering, all of the 1,658,082 outstanding shares of Series A 9% Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of the Company shall be converted into 3,266,421 shares of Common Stock, which conversion is on the same ratio as the stock split described below, and the certificate of designations establishing the Series A Preferred Stock shall be eliminated from the Company's Restated Certificate of Incorporation. Except as otherwise indicated, all information presented in this Prospectus is adjusted to give effect to such conversion of, and elimination of the certificate of designations for, the Series A Preferred Stock. In addition, except as otherwise noted, all information presented in this Prospectus reflects a 1.97-for-1 stock split of the Common Stock and the amendment of the Company's Certificate of Incorporation, each of which is to be effected prior to the closing of the Offering.

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Many of these forward-looking statements, as contemplated in the Private Securities Litigation Reform Act of 1995, can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters described in "Risk Factors" and certain other factors noted throughout this Prospectus (and in exhibits to the Registration Statement of which this Prospectus is a part), constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those indicated by such forward-looking statements.

                                  THE COMPANY

  PRA International, Inc. (the "Company") is a leading contract research organization ("CRO"), providing clinical research and development services on an international basis to the pharmaceutical and biotechnology industries. The Company believes that, based on net revenues, it is one of the 10 largest full-service CROs in the world focused on managing human clinical trials. It also believes that it is one of only several of these CROs capable of providing a full range of clinical development services on an international basis. Since January 1, 1996, the Company has conducted 288 programs for 68 sponsors, including 22 of the 25 largest international pharmaceutical companies in the world as measured by revenues and 11 of the 25 largest biotechnology companies in the United States as measured by market capitalization. The Company currently has preferred provider relationships with eight pharmaceutical and biotechnology companies and is one of the three principal vendors of CRO services at another seven pharmaceutical and biotechnology companies. The Company's pro forma net revenues for the six months ended June 30, 1997, giving effect to the April 1, 1997 acquisition of International Medical Technical Consultants, Inc. ("IMTCI") as if it had occurred on January 1, 1997, were approximately $21.0 million. On September 30, 1997, the Company had approximately 614 employees.

  The Company offers a full range of services on a global basis that comprise the clinical development process, from preparation of Investigational New Drug ("IND") applications and first-administration-in-man (Phase I) studies, through large-scale clinical trials (Phases II--III) studies, to product marketing registration in the United States and Europe and post-marketing (Phase IV) studies. Specific services performed by the Company include clinical program development, study protocol design, project management, investigational site selection, regulatory document management, study compliance monitoring, medical monitoring, data collection and management, biostatistical analysis, medical writing and regulatory document preparation and submissions. In addition to these standard services, the Company offers specialized services that it believes enable it to offer greater value to its clients. These services include single site proof of concept studies, senior level strategic advisory services, investigational site management services, a centralized Investigational Review Board ("IRB"), and long term safety assessment and reporting services.

  The Company has provided clinical research and development services in North America since 1982 and in Europe since 1992. The Company conducts its operations through four trials management centers in the United States located in Virginia, Kansas, New Jersey and California, one European trials management center located in Mannheim, Germany, a 56-bed inpatient facility and a dedicated outpatient clinic in the Kansas City area, seven investigational sites located in the Kansas City area, Atlanta and Savannah as well as investigational affiliations in Surrey, England and San Juan, Puerto Rico, and a data management center in Swansea, Wales. In 1996, the Company derived 69% of its net revenues from United States operations and 31% of its net revenues from European operations and, for the six months ended June 30, 1997, the Company derived 80% of its net revenues from United States operations, the increase being largely due to two acquisitions in the United States, and 20% from European operations.

  The Company utilizes a decentralized operating model that empowers local professionals at each of the Company's trials management centers to make key operational decisions while supporting large-scale, global trials. By strategically locating full service trials management centers near major sponsors and permitting each center to be responsive to clients, the Company believes it enhances service quality and client relationships. All of the Company's trials management centers are integrated through shared business practices, standard operating procedures and common information systems. As a result, each trials management center can deliver services reflecting the international expertise, support and resources of the entire Company.

  The Company believes that its depth of clinical management is significantly greater than that of other CROs of similar size and scope and that, drawing on these resources, it has developed significant expertise in clinical development as well as in a number of therapeutic areas. The Company's staff of 614 employees includes an extensive roster of senior level scientific, regulatory and clinical experts providing direction and oversight to clinical development projects and day-to-day operations, including 16 who are M.D.s, 35 who have Ph.D.s, 3 who are Pharm.D.s, and 74 others who have master's level degrees. In addition, the Company has retained a number of distinguished industry advisors and consultants who assist as needed in providing input into drug development and regulatory approval strategies for clients and in developing recommendations concerning potential improvements to the Company's clinical development procedures. The Company believes that this depth of clinical management has enabled it to establish significant expertise in a number of therapeutic areas, namely oncology, central nervous system disorders, cardiovascular diseases and allergy and respiratory conditions.

  The pharmaceutical and biotechnology industries spent an estimated $35.0 billion in 1996 on research and development, of which the Company estimates $18.0 billion was spent on the types of services offered by the Company. Of this amount, approximately $6.0 billion was outsourced to clinical trials and site management businesses. The Company believes that the CRO industry will continue to grow due to (i) cost containment pressures causing pharmaceutical and biotechnology companies to shift fixed costs to variable costs by outsourcing drug development services, (ii) the globalization of the drug development process, (iii) the increasing complexity of drug regulations and clinical trials, and (iv) continued growth of the biotechnology industry, which increasingly makes greater use of CROs. In addition, the Company believes that many pharmaceutical and biotechnology companies are designating a limited number of preferred provider CROs to assist in larger projects, further fueling the growth of large full service CROs capable of conducting trials on an international basis and further emphasizing therapeutic expertise and value-added services.

  The Company's strategy is to (i) continue to focus on providing clinical trials management services on an international basis, offering a full range of services at each of its trials management centers, (ii) expand and enhance areas of therapeutic expertise, (iii) continue to provide value-added services that enhance the Company's core service offerings, (iv) continue to invest in and enhance the Company's information technology, and (v) continue to grow internally and through selected acquisitions that expand the Company's geographic presence, enlarge the scope of its therapeutic expertise, or enable it to provide additional value-added services.

                                  THE OFFERING

Common Stock offered................. 2,750,000 shares
Common Stock to be outstanding after
   the Offering...................... 7,753,053(1)
Use of proceeds...................... To expand services offered through internal growth, acquisitions and geographic expansion; enhance
                                      information technology; enhance therapeutic expertise;
                                      repay certain outstanding indebtedness; increase
                                      working capital and for other general corporate
                                      purposes.
Proposed Nasdaq National Market
   symbol............................ PRAI

--------
(1) Based on the number of shares outstanding as of October 15, 1997. Excludes
    (i) 1,737,398 shares of Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $4.83 per share,
    (ii) 236,136 shares of Common Stock reserved for issuance upon exercise of an outstanding warrant at an exercise price of $1.06 per share and (iii) 115,981 shares reserved for future grant under the Company's 1997 Stock Option Plan, all as of October 15, 1997. See "Management--Stock Incentive Plans" and Note 10 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                SIX MONTHS
                                           YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                          --------------------------------------------------------------  ------------------------
                           1992 (1)     1993 (1)    1994 (1)     1995 (1)     1996 (1)     1996 (1)     1997 (2)
                          -----------  ----------  -----------  -----------  -----------  -----------  -----------
                          (UNAUDITED)                                                     (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Professional fee
 revenues...............  $5,308,576   $8,427,788  $11,324,602  $13,656,890  $27,480,424  $11,482,017  $21,337,690
Less reimbursed costs ..    (468,238)  (1,031,325)  (1,273,185)  (1,422,963)  (5,970,684)  (2,088,441)  (3,290,456)
                          ----------   ----------  -----------  -----------  -----------  -----------  -----------
 Net revenues...........   4,840,338    7,396,463   10,051,417   12,233,927   21,509,740    9,393,576   18,047,234
Operating costs and
 expenses:
 Direct costs...........   3,725,828    4,947,683    6,277,195    8,260,925   14,951,791    6,452,725   13,032,130
 Selling, general and
  administrative........   1,402,153    2,753,569    2,853,080    3,334,028    4,160,843    1,912,286    3,995,790
 Depreciation and
  amortization..........     259,246      354,127      281,578      257,895      446,926      180,683      640,118
 Stock repurchase and
  other equity                   --           --           --           --       643,599          --        22,106
  compensation..........  ----------   ----------  -----------  -----------  -----------  -----------  -----------
 Total operating costs
  and expenses..........   5,387,227    8,055,379    9,411,853   11,852,848   20,203,159    8,545,694   17,690,144
Income (loss) from
 operations.............    (546,889)    (658,916)     639,564      381,079    1,306,581      847,882      357,090
Other income (expense),       (1,989)     (56,581)      37,115     (247,975)    (126,068)    (186,396)    (166,734)
 net....................  ----------   ----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........    (548,878)    (715,497)     676,679      133,104    1,180,513      661,486      190,356
Provision (benefit) for      104,654     (288,297)     230,197          --       415,652      232,906       90,499
 income taxes...........  ----------   ----------  -----------  -----------  -----------  -----------  -----------
 Net income (loss)......    (653,532)    (427,200)     446,482      133,104      764,861      428,580       99,857
                          ==========   ==========  ===========  ===========  ===========  ===========  ===========
Preferred stock
 dividends (3)..........         --           --           --           --      (403,791)         --      (874,390)
Accretion on common
 stock warrants and
 Series A Preferred              --           --           --      (714,606)  (1,897,071)  (1,665,999)     (57,582)
 Stock (4)..............  ----------   ----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)
 available to common      $ (653,532)  $ (427,200) $   446,482  $  (581,502) $(1,536,001) $(1,237,419) $  (832,115)
 stockholders...........  ==========   ==========  ===========  ===========  ===========  ===========  ===========
Pro forma net income                                                         $     (0.12)              $      0.04
 (loss) per share (5)...                                                     ===========               ===========
Pro forma weighted
 average shares
 outstanding (5)........                                                       5,718,857                 6,977,297

                                                       AS OF JUNE 30, 1997
                                                   ----------------------------
                                                     ACTUAL     AS ADJUSTED (6)
                                                   -----------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents......................... $ 2,355,846    $19,932,322
Working capital...................................   1,648,621     21,750,316
Total assets......................................  36,374,777     53,951,253
Seller notes payable..............................   5,329,581            --
Long-term debt, including current portion.........   4,563,872        540,370
Redeemable Series A Preferred Stock and common
 stock warrants...................................  20,128,894            --
Stockholders' equity (deficit) ...................  (6,331,876)    40,726,577

                                                                    SIX MONTHS
                                                    YEAR ENDED         ENDED
                                                 DECEMBER 31, 1996 JUNE 30, 1997
                                                 ----------------- -------------
SUPPLEMENTARY FINANCIAL INFORMATION:(7)
 Pro forma net income (loss) per share as
  reported.....................................       $(0.12)          $0.04
 Impact on pro forma net income (loss) per
  share of:
 Accretion on common stock warrants............         0.33            0.00
 Stock repurchase and other equity
  compensation.................................         0.11            0.00
                                                      ------           -----
 Supplementary net income per share............       $ 0.32           $0.04
                                                      ======           =====

--------
(1) Does not include the results of IMTCI, which was acquired by PRA International, Inc. on April 1, 1997 or the results of The Crucible Group, Inc., which was acquired by IMTCI on May 19, 1997.
(2) Includes the results of IMTCI from April 1, 1997, the date of acquisition by PRA International, Inc. and the results of The Crucible Group, Inc. from May 19, 1997, the date of its acquisition by IMTCI.
(3) Primarily represents accrued (non-cash) dividends on Series A Preferred Stock which will be forfeited upon the effectiveness of the Offering (see Notes 3 and 8 of Notes to the Consolidated Financial Statements).
(4) Represents a non-cash adjustment to record the difference between the carrying amount of redeemable common stock warrants and Series A Preferred Stock and their redemption amounts. The redemption features of the redeemable common stock warrants were removed in October 1996. The redemption feature of the Series A Preferred Stock will expire upon the conversion of the Series A Preferred Stock into Common Stock upon the effectiveness of the Offering (see Notes 3 and 8 of Notes to the Consolidated Financial Statements).
(5) See Note 3 to the Consolidated Financial Statements for discussion of the computation of pro forma income (loss) per share and pro forma weighted average shares outstanding.
(6) Adjusted to give effect to (i) the sale by the Company of 2,750,000 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share (after deducting the estimated underwriting discount and offering expenses payable by the Company) and the application of the net proceeds therefrom, (ii) the conversion of all outstanding Series A Preferred Stock into Common Stock, (iii) the acceleration of unearned compensation expense related to stock options which vest upon the effective date of the Offering and (iv) the recognition of an extraordinary loss on the extinguishment of debt using proceeds from the Offering.
(7) Supplementary net income per share reflects what net income per share would have been before non-cash accretion on redeemable common stock warrants and non-cash stock repurchase and other equity compensation.

                                  THE COMPANY

  The Company was incorporated in 1996 when it was formed to become the holding company for Pharmaceutical Research Associates, Inc., a Virginia corporation ("Associates"), which was incorporated in 1982. The Company's European operations are conducted principally through Associates' wholly-owned subsidiary, Pharmaceutical Research Associates GmbH ("PRA GmbH"), which was formed in Germany in 1992. In the last quarter of 1996, Associates formed a wholly-owned subsidiary, Pharm. Research Associates (UK) Limited ("PRA Limited"), a United Kingdom private company through which the Company operates its data management facility in Swansea, Wales.

  On April 1, 1997, the Company acquired International Medical Technical Consultants, Inc., a Kansas corporation ("IMTCI"), which in turn acquired The Crucible Group, Inc., a Georgia corporation ("Crucible"), on May 19, 1997. In October, 1997, IMTCI formed a wholly-owned subsidiary, IMTCI (UK) Limited, a United Kingdom private company ("IMTCI Limited"), for the purpose of acquiring the assets of Clinical Research Limited, a site management organization with an investigational affiliation with St. Helier Hospital in Surrey, England.

  The Company's principal executive offices are located at American Center, 8300 Boone Boulevard, Suite 310, Vienna, Virginia 22182, and its telephone number is (703) 748-0760.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully before making an investment in the Common Stock offered hereby.

LOSS OR DELAY OF CONTRACTS; PRICING UNDER CONTRACTS

  Most of the Company's contracts are terminable without cause upon 30 to 60 days' notice by the client. Clients terminate or delay contracts for various reasons including, among others, the failure of the product being tested to satisfy safety or efficacy requirements; unexpected or undesired clinical results of the product; the client's decision to forego a particular study; the inadequate performance of the CRO, including the quality of data provided and the CRO's failure to meet agreed upon schedules; clients' decisions to downsize their product development portfolios; insufficient patient enrollment or investigator recruitment; and production problems resulting in shortages of required clinical supplies. Quality control is critical to CROs since not only can contracts be terminated by sponsors as a result of poor CRO performance, but these terminations also may affect a CRO's ability to obtain future contracts from the sponsor involved and, possibly, others among the relatively small number of companies that sponsor trials.

  The Company does not believe that its backlog as of any date is necessarily a meaningful predictor of future results. The loss or delay of a large program or contract or the loss or delay of multiple smaller contracts could have a material adverse effect on the Company, because such terminations could lower the level of staff utilization, which would adversely affect profitability. A majority of the Company's contracts for the provision of its services are fixed price, with limited variable components, although a significant portion of these contracts are modified in scope during the course of these contracts, which permits price adjustments. In the case of fixed price contracts, the Company bears the risk of cost overruns. Underpricing of contracts or significant cost overruns could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Contractual Arrangements" and "Business--Backlog."

MANAGEMENT OF GROWTH

  The Company has experienced rapid growth over the past five years throughout its operations. The Company believes that sustained growth places a strain on operational, human and financial resources. To manage its growth, the Company must continue to improve its operating and administrative systems and to attract and retain qualified management, professional, scientific and technical operating personnel at reasonable cost that does not adversely affect margins. The Company believes that maintaining and enhancing both its systems and personnel at reasonable cost are instrumental to success in the CRO industry. The Company continually upgrades its systems and has made a significant investment in this area in the past two years. However, there can be no assurance that such measures will prove adequate, that these upgrades will be effectively or efficiently implemented, or that it will be able to enhance its current technology or obtain new technology that will enable its systems to keep pace with developments and the sophisticated needs of its clients. The nature and magnitude of the Company's growth introduce risks associated with quality control and client dissatisfaction due to delays in performance or other problems. Foreign operations also involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel and overcoming language barriers. Failure to manage growth effectively could have an adverse effect on the Company. See "Business--General," "Business--Employees" and "Management."

VARIATION IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have been and will continue to be subject to variation, depending on factors such as the commencement, completion or cancellation of significant contracts, the timing of acquisitions, the mix of contracted services, foreign exchange rate fluctuations, the timing of start-up expenses for new offices and services, the growing of the site management organization and the costs associated with integrating acquisitions. The Company has experienced, and expects to continue experiencing in the future, some seasonal variations in its revenues, in part due to seasonal variations in certain diseases or conditions that are the subject of clinical trials. The Company believes that quarterly comparisons of its financial results should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations and Quarterly Results."

INTEGRATION OF ACQUISITIONS

  The Company has made three acquisitions of various sizes since March 31, 1997. See "The Company." There can be no assurance that the Company's management will be able (i) to integrate successfully the operations of these acquired companies into its business, (ii) to sustain, on a combined basis, the operating performance that each of the Company and the acquired companies had on a standalone basis or (iii) to effectively implement the Company's operating or growth strategies. See "Business--General" and "Management." The Company reviews acquisition candidates in the ordinary course of its business. Acquisitions involve numerous risks, including the expenses incurred in connection with the acquisition, difficulties in assimilating operations, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired company. Acquisitions of foreign companies involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. There can be no assurance that any future acquisitions will be successfully integrated into the Company's operations. See "Use of Proceeds" and "Business--Company Strategy."

SITE MANAGEMENT BUSINESS

  With the acquisitions of IMTCI, Crucible and the assets of Clinical Research Limited, the Company acquired investigational site management operations. The Company expects that its site management organization ("SMO") business will provide site management services to sponsors directly and to both the Company's clinical trials management business and other CROs. See "Business-- Additional Value-Added Services." Some CROs may be reluctant to use the site management services of a competitor and this could have an adverse effect on the Company's site management business. See "Business--Competition." In addition, the Company plans to continue expanding its investigational site management business in order to achieve what it believes to be the optimal scale for long term success in this area. If fully implemented, this would require a substantial investment and it involves a strategy that is largely unproven. The Company's efforts to expand its SMO business are at an early pilot stage and will require significant investment, and there can be no assurance that the Company will be able to achieve this expansion in a profitable manner or be able to expand to a scale optimal for SMO operations. There can be no assurance that the Company will be successful in these efforts. In addition, the site management business may not grow at the same rate as the trials management business, if either of these businesses should grow at all, and the margins for the SMO business may be less than those of the CRO business. See "Business--Company Strategy."

DEPENDENCE ON USE OF OUTSOURCING; CLIENT CONCENTRATION

  The Company's net revenues are highly dependent on research and development expenditures by companies in the pharmaceutical and biotechnology industries. Among other risks, this makes the Company dependent upon the industries' use of outsourcing and, due to the nature of the industries, subject to concentration of resources. To date, the Company believes that it has benefited from the growing tendency of pharmaceutical and biotechnology companies to outsource their product development programs to independent CROs. Any reduction in the outsourcing of research and development expenditures in these industries could have a material adverse effect on the Company.

  The Company has in the past derived, and is likely to continue to derive, a significant portion of its net revenues from a relatively limited number of major programs or clients. Further concentration would be experienced if, as the Company anticipates, sponsors rely increasingly on preferred provider relationships (as described in "Business--Customers and Marketing"). To the extent that it is able to do so, the Company intends to enter into these arrangements. This could have the effect of increasing the Company's reliance on a smaller number of sponsors. In 1995, two clients accounted for approximately 13% and 11% of the Company's net revenues. During 1996, two different clients accounted for approximately 13%, and 11% of the Company's net revenues. For the six-month period ended June 30, 1997, two different clients accounted for approximately 15% and 10% of the Company's net revenues. The loss of any such client could have a material adverse effect on the Company. Customer concentration in the CRO industry is not uncommon and the Company is likely to continue to experience such concentration in the future, particularly if preferred provider relationships become a more dominant aspect of the CRO industry. See "Business--Industry Overview," "Business--Company Strategy," and "Business--Customers and Marketing."

COMPETITION; INDUSTRY CONSOLIDATION

  The Company competes against other CROs, in-house development at large pharmaceutical companies, and, to a lesser extent, universities and teaching hospitals. Some of these competitors have greater capital and other resources than the Company. As a result of competitive pressures and the potential for economies of scale, the industry is consolidating rapidly. This trend, as well as a trend by pharmaceutical companies and other clients to limit outsourcing to fewer organizations, in some cases through preferred provider relationships, is likely to produce increased worldwide competition among the larger CROs for clients and acquisition candidates. There are few barriers to entry for small, limited-service entities entering the CRO industry, and these entities also may compete with established CROs for clients. The Company believes that major pharmaceutical, biotechnology and medical device companies have been developing preferred provider relationships with full-service CROs, effectively excluding other CROs from the bidding process. The Company's preferred provider relationships are not contractual and are subject to change at any time. The Company may find reduced access to certain potential clients due to preferred provider arrangements with other competitors. In addition, the CRO industry has attracted the attention of the investment community, and increased potential financial resources are likely to lead to increased competition among CROs. Increased competition may lead to price and other forms of competition that could adversely affect the Company. See "Business-- Industry Overview," "Business--Customers and Marketing" and "Business-- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company relies on a number of key executives including: Earle Martin, its Chairman, President and Chief Executive Officer; Joachim Vollmar, Executive Vice President, European Operations; James C. Powers, Executive Vice President, Business Development; Patrick K. Donnelly, Executive Vice President and Chief Financial Officer; and Dr. Robert Dockhorn, Executive Vice President, IMTCI. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company. There can be no assurance the Company will be able to continue to attract and retain qualified personnel. See "Business--Employees" and "Management."

POTENTIAL LIABILITY

  Clinical research services involve the testing of new drugs and devices on human volunteers pursuant to a study protocol that has been approved by an impartial review board with medical and non-medical members. This testing creates risks of liability for personal injury, sickness or death of patients resulting from their participation in the study. These risks include, among other things, unforeseen adverse side effects, improper application of a new drug or device and the professional malpractice of medical care providers. Many volunteer patients already are seriously ill and are at heightened risk of future illness or death. In connection with its provision of contract research services, the Company contracts with physicians to serve as investigators in conducting clinical trials on human volunteers. Although the Company does not believe it is legally accountable for the medical care rendered by third party investigators, it is possible that the Company could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom it contracts in the event of personal injury to or death of persons participating in clinical trials. The Company also could be held liable for errors or omissions in connection with the services it performs, including in connection with providing site management organization services. The Company also could be liable for the general risks associated with a Phase I facility including, but not limited to, adverse reactions to the administration of drugs. The Company believes that its liability risks are reduced by (i) contractual indemnification provisions with clients and investigators, (ii) insurance maintained by clients and investigators and by the Company, (iii) various regulatory requirements, including the use of IRBs and (iv) the procurement of each volunteer's informed consent to participate in the study. Contractual indemnifications generally do not, however, protect the Company against certain of its own actions, such as negligence. The contractual agreements are separately negotiated with clients, and the terms and scope of indemnification vary from client to client and from trial to trial. The financial performance of these indemnities is not secured, and the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company maintains professional liability insurance that covers worldwide territories in which the Company currently does business and includes drug safety issues as well as data processing and management errors and omissions. There can be no assurance that the Company will be able to maintain such insurance coverage on terms acceptable to the Company. The Company could be materially and adversely affected if (i) it were required to pay damages or bear the costs of defending any claim outside the scope of, or in excess of, a contractual indemnification provision or that is beyond the level of insurance coverage that is in effect (if any), or (ii) an indemnifying party does not fulfill its indemnification obligations. See "Business--Potential Liability and Insurance."

DEPENDENCE ON GOVERNMENT REGULATIONS; POSSIBLE NONCOMPLIANCE

  Regulations regarding the development and approval of drugs and biological products have become increasingly stringent in both the United States and Europe, resulting in a need for more complex and often larger clinical studies. The Company believes that these trends have created an increased demand for CRO services from which the Company's business benefits. Human pharmaceutical products and biological products are subject to rigorous regulation by the United States government, principally the Food and Drug Administration ("FDA"), and by foreign governments, principally the European Medicines Evaluation Agency ("EMEA"), if products are tested or marketed abroad. Because the Company offers services relating to the conduct of clinical trials and the preparation of marketing applications, the Company is obligated to comply with applicable regulatory requirements governing these activities, both in the United States and in foreign countries. Requirements governing these activities vary from country to country. A relaxation of the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceuticals and biologics, could decrease the business opportunities available to the Company. In addition, the Company's failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. Such sanctions could have a material adverse effect on the Company. See "Business--Government Regulation."

UNCERTAINTY IN HEALTH CARE INDUSTRY AND POTENTIAL HEALTH CARE REFORM

  The United States federal government, many state governments and a number of foreign governments have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical, biotechnology and medical device companies. In recent years, several comprehensive health care reform proposals have been introduced in the United States Congress. In Germany, there has been increased governmental interest and involvement in the health care sectors. The objective of the increased governmental initiatives has been generally to expand health care coverage and to reduce the growth of total health care expenditures. While none of the comprehensive reform proposals have been adopted, health care reform may again be addressed by the U.S. federal government or by other domestic and foreign authorities. Implementation of comprehensive or incremental government health care reform may adversely affect research and development expenditures by pharmaceutical, biotechnology and medical device companies, which could decrease the business opportunities available to the Company. The Company is unable to predict the likelihood of such legislation being enacted into law or the effects such legislation or cost containment pressures would have on the Company. See "Business--Industry Overview" and "Business--Government Regulation."

RISK OF HAZARDOUS MATERIAL CONTAMINATION

  The Company's clinical and site management activities have involved, and may continue to involve, the controlled use of hazardous materials. Although the Company believes that its safety procedures for handling the disposal of such materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for damages which, to the extent not covered by existing insurance or indemnification, could have a material adverse effect on the Company.

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or be sustained after the Offering. The initial public offering price will be determined through negotiations between the Company and the Underwriters and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, worldwide market changes and competition in the CRO industry and general economic conditions. Furthermore, the stock market has experienced, and may further experience in the future, significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of the Company's Common Stock.

THE EFFECT OF CERTAIN CHARTER PROVISIONS; POTENTIAL PREFERRED STOCK ISSUANCE

  Pursuant to the Company's Restated Certificate of Incorporation, to be effective upon the closing of the Offering (the "Restated Certificate of Incorporation"), special meetings of the stockholders may be called only by the Chairman of the Board, the President or a majority of the Board of Directors of the Company. The Restated Certificate of Incorporation also provides for staggered three year terms for members of the Board of Directors and the Company's Amended and Restated By-Laws (the "By-Laws"), to be effective upon the closing of the Offering, contain specific procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. In addition, the Company has 5,000,000 authorized shares of preferred stock of the Company (the "Preferred Stock"), none of which will be outstanding upon completion of the Offering. Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors has the authority to issue Preferred Stock in one or more series, and, to the fullest extent permitted by law, to fix the rights, preferences, privileges and restrictions, including dividend, conversion, voting, redemption (including sinking fund provisions) and other rights, liquidation preferences and the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders of the Company. The Company has no present plans to issue any shares of Preferred Stock. The amendment of any of the foregoing provisions of the Restated Certificate of Incorporation requires an affirmative super-majority (two-thirds) stockholder vote. Furthermore, the Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person that, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. These charter and statutory provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices, and also could limit the price that investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock."

DILUTION TO NEW INVESTORS

  Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net pro forma tangible book value per share of the Common Stock of $7.53 per share. See "Dilution."

CONTROL BY CURRENT STOCKHOLDERS

  Following the Offering assuming no exercise of the Underwriter's over-allotment option, the Company's current stockholders will beneficially own approximately 72% of the shares of Common Stock on a fully diluted basis, after giving effect to the exercise of all outstanding options and other rights to acquire Common Stock, and approximately 65% of the outstanding shares of Common Stock and a single stockholder will beneficially own 33% of the shares of Common Stock on a fully diluted basis, and approximately 41% of the outstanding shares of Common Stock. As a result, such current stockholders will have the ability to control the election of the Company's directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership could have the effect of discouraging potential take-over attempts and may make more difficult attempts by stockholders to change the management of the Company. See "Principal Stockholders."

ABSENCE OF DIVIDENDS

  The Company has no present plans to pay cash dividends to its stockholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Company is within the discretion of its Board of Directors and will be dependent on the earnings, financial condition and capital requirements of the Company, as well as any other factors deemed relevant by its Board of Directors. In addition, the Company's current credit facility with First Union National Bank contains covenants prohibiting the payment of cash dividends without the consent of the lender. See "Dividend Policy."

BROAD DISCRETION IN ALLOCATION OF PROCEEDS

  The Company has not designated any specific use for the majority of the net proceeds of the Offering. Rather, the Company intends to use a majority of the net proceeds for general corporate purposes, which may include acquisitions. Accordingly, management will have significant flexibility in applying the net proceeds of the Offering. See "Use of Proceeds."

SHARES ELIGIBLE FOR SALE

  Upon completion of the Offering, of the 25,000,000 authorized shares of Common Stock, 9,726,588 shares will be issued and outstanding or reserved for issuance pursuant to the exercise of outstanding stock options and one outstanding warrant. Upon completion of the Offering, the Company will have 7,753,053 shares of Common Stock outstanding. The 2,750,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares held by "affiliates" of the Company within the meaning of the Securities Act, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). The Company believes that the remaining outstanding shares, and the 1,414,084 shares issuable upon exercise of outstanding options and one outstanding warrant, may be sold pursuant to Rule 144 or Rule 701 under the Securities Act in compliance with the limitations thereof beginning 90 days after the Offering. In accordance with the terms of the "lock-up" agreements entered into with the Company, the Company's directors, executive officers and certain of its stockholders have agreed not to sell the shares owned by each of them without the prior written consent of Smith Barney Inc. for a period of 180 days following the first offer of shares of Common Stock pursuant to this Prospectus, although in some cases, certain transfers to affiliated parties are permitted. See "Shares Eligible for Future Sale." Certain stockholders of the Company have the right to demand that the Company register for resale, on not more than four occasions, an aggregate of 4,198,428 shares of Common Stock held by them or issuable upon the exercise of one outstanding warrant. Such stockholders and certain other stockholders of the Company have the right with respect to an aggregate of 4,380,616 shares of Common Stock held by them or issuable upon the exercise of one outstanding warrant to have such shares included in any subsequent registration by the Company. See "Description of Capital Stock--Registration Rights." Sales of a substantial number of shares of Common Stock in the public market, or the possibility of such sales occurring, could adversely affect the market price of the Common Stock.

UNCERTAINTY OF FORWARD LOOKING STATEMENTS

  All statements contained herein that are not descriptions of past or present facts are based on current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may vary materially for the specific reasons discussed elsewhere in this Risk Factors section. The Company believes that the risks and uncertainties in the forward-looking statements are particularly significant because the Company's strategy and projections assume, among other things, that the Company will be able to maintain quality control, manage its growth and integrate future acquisitions into its operations. The Company cautions potential investors not to place undue reliance on any such forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,750,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and estimated offering expenses, are estimated to be $27,132,500 ($31,352,375 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share, which is the mid-point of the range of the estimated public offering price. Of this amount, approximately $4.0 million will be used for capital expenditures, approximately $10.2 million will be used for the repayment of certain indebtedness outstanding as of the date of this Prospectus and the balance of such net proceeds of approximately $12.9 million will be retained for working capital and other general corporate purposes including possible future acquisitions and geographic expansion. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade interest-bearing instruments.

  The Company intends to repay from the net proceeds of the Offering a subordinated secured venture capital loan of approximately $2.0 million, which was made to Associates in August 1995 by Sirrom Capital Corporation, whose successor is Sirrom Investments, Inc. This loan bears interest at the rate of 13.5% per annum and matures on August 10, 2000. The Company also intends to repay from the net Offering proceeds all or a portion of (i) the $4.3 million and $1 million subordinated notes payable by the Company to the former stockholders of IMTCI in connection with the IMTCI stock acquisition, which notes bear interest at the rate of 8.33% per annum and mature on April 1, 2001 and April 1, 2000, respectively, and (ii) the outstanding revolving credit loans under the Company's current $7.5 million secured revolving credit facility with First Union National Bank, the outstanding balance of which bears interest at LIBOR plus 2%. That facility matures on June 30, 1999. See
Note 6 to Notes to Consolidated Financial Statements of the Company.

  The Company's management will have broad discretion to allocate the net proceeds of the Offering to uses it believes are appropriate. There can be no assurance that the net proceeds of the Offering can or will be invested in a manner that yields a positive return.


                                DIVIDEND POLICY

  The Company does not anticipate paying any dividends on its Common Stock for the foreseeable future, and intends to retain all available funds for use in the operation and expansion of its business. Pursuant to the terms of the Series A Preferred Stock and related contractual arrangements, all accrued cumulative dividends on the Series A Preferred Stock will be forfeited upon the automatic conversion of the Series A Preferred Stock at the closing of the Offering. In addition, the Company's current credit facility with First Union National Bank contains covenants prohibiting the payment of cash dividends without the consent of the lender. Any determination to declare or pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's financial condition and results of operations, contractual restrictions now or hereafter imposed by lenders and others, requirements of applicable law and other considerations deemed relevant by the Company's Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997, (i) on an actual basis, (ii) on an unaudited pro forma basis as described in Note 1 below, giving effect to the repayment of certain debt with proceeds from the First Union National Bank Credit Facility (the "Credit Facility") and (iii) on an unaudited pro forma, as adjusted basis, adjusted to give effect to the conversion of all outstanding shares of Series A Preferred Stock to Common Stock and to give effect to the sale of 2,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, which is the midpoint of the range of the estimated public offering price (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds therefrom to repay approximately $9.4 million of indebtedness of the Company (see "Use of Proceeds"). This table should be read in conjunction with the Consolidated Financial Statements, the Pro Forma Condensed Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus.

                                                    JUNE 30, 1997
                                        ----------------------------------------
                                                                      PRO FORMA
                                           ACTUAL     PRO FORMA (1)  AS ADJUSTED
                                        ------------  -------------  -----------
Cash and cash equivalents.............  $  2,355,846  $  2,355,846   $19,932,322
                                        ============  ============   ===========
Current maturities of long-term obli-
 gations:
 Related party notes payable..........       747,734       747,734           --
 Long-term debt.......................        22,176        22,176        22,176
                                        ------------  ------------   -----------
                                             769,910       769,910        22,176
                                        ------------  ------------   -----------
Long-term obligations, net of current
 portion:
 Related party notes payable..........     4,581,847     4,581,847           --
 Long-term debt.......................     4,541,696     2,315,253       518,194
 First Union Credit Facility..........           --      2,226,443           --
                                        ------------  ------------   -----------
                                           9,123,543     9,123,543       518,194
                                        ------------  ------------   -----------
   Total long-term obligations........     9,893,453     9,893,453       540,370
                                        ------------  ------------   -----------
Series A Redeemable Convertible
 Preferred Stock, $.01 par value;
 3,800,000 shares authorized;
 1,658,082 shares issued and
 outstanding (no shares issued and        20,128,894    20,128,894           --
 outstanding, as adjusted)............  ------------  ------------   -----------
Stockholders' equity (deficit):
 Common Stock, $.01 par value
 25,000,000 shares authorized on an
 actual, pro forma and as adjusted
 basis;
   3,046,036 shares issued on an
   actual and pro forma basis and
   9,062,458 shares issued on a pro
   forma as adjusted basis (2)........        30,460        30,460        90,624
 Capital in excess of par value.......     3,751,460     3,751,460    50,952,690
 Deferred compensation (3)............      (143,693)     (143,693)          --
 1,545,540 shares of common stock in
 treasury, at cost....................    (8,539,487)   (8,539,487)   (8,539,487)
 Retained equity (deficit) (3)........    (1,297,553)   (1,297,553)   (1,644,187)
 Cumulative foreign exchange adjust-        (133,063)     (133,063)     (133,063)
 ment.................................  ------------  ------------   -----------
   Total stockholder's equity (defi-      (6,331,876)   (6,331,876)   40,726,577
   cit) ..............................  ------------  ------------   -----------
       Total capitalization...........  $ 23,690,471  $ 23,690,471   $41,266,947
                                        ============  ============   ===========

--------
(1) Gives pro forma effect for the proceeds from the Credit Facility used to repay a line of credit, a note payable and an equipment loan.
(2) Excludes (i) 1,660,320 shares of Common Stock reserved for issuance upon exercise of outstanding options at an average exercise price of $4.42 per share, (ii) 472,272 shares of Common Stock reserved for issuance upon exercise of an outstanding warrant at an exercise price of $1.06 per share and (iii) 197,000 shares reserved for future grant under the Company's 1997 Stock Option Plan. See "Management--Stock Incentive Plans" and Note 10 of Notes to Consolidated Financial Statements.
(3) Gives pro forma effect to (i) the acceleration of unearned compensation expense related to the stock options which vest upon the effective date of the Offering and (ii) the recognition of an extraordinary loss as a result of the early extinguishment of debt using proceeds from the Offering.

                                    DILUTION

  As of June 30, 1997, the Company had a deficit in pro forma net tangible book value of approximately $268,000, or $0.05 per share. Pro forma net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding after giving effect to the conversion of the Series A Preferred Stock and the effect of 236,136 shares of Common Stock issued pursuant to the exercise of common stock warrants in August 1997. After giving effect to the sale by the Company of the 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1997, would have been $26.9 million or $3.47 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.52 per share to existing stockholders and an immediate dilution of $7.53 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................         $11.00
 Pro forma net tangible book value (deficit) per share before the Offering................................................... $(0.05)
 Increase per share attributable to new investors ..............   3.52
                                                                 ------
Pro forma net tangible book value per share after the Offering..           3.47
                                                                         ------
Dilution per share to new investors.............................         $ 7.53
                                                                         ======

The following table summarizes on a pro forma basis as of October 15, 1997, after giving effect to the conversion of the Series A Preferred Stock, the difference between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                      SHARES              TOTAL
                                     PURCHASED        CONSIDERATION     AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
Existing stockholders........... 5,003,053   64.5% $22,646,989   42.8%  $ 4.53
New investors................... 2,750,000   35.5%  30,250,000   57.2%   11.00
                                 ---------  -----  -----------  -----
  Total......................... 7,753,053  100.0% $52,896,989  100.0%  $ 6.82
                                 =========  =====  ===========  =====   ======

The preceding table assumes no exercise of outstanding options or warrants subsequent to October 15, 1997 or the exercise of the Underwriters' over-allotment option. As of October 15, 1997, there were 1,973,534 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants at a weighted average exercise price of $4.38 per share. To the extent that these options or warrants are exercised, there will be further dilution to new investors. See "Management--Stock Incentive Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data as of December 31, 1996 and June 30, 1997 and for the year and six-month period then ended, respectively, have been derived from consolidated financial statements audited by Arthur Andersen LLP, independent accountants. The selected consolidated financial data as of December 31, 1993, 1994 and 1995 and the years then ended have been derived from financial statements audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of December 31, 1992 and June 30, 1996, and for the year and the six-month period then ended, respectively, have been derived from unaudited consolidated financial statements of the Company and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments that management considers necessary for a fair and consistent presentation of the financial position and results of operations for those periods. The results of operations for the six-month period ended June 30, 1997, are not necessarily indicative of the results of the Company's operations that may be expected for the fiscal year ending December 31, 1997 or for any future annual or interim period. The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company, and the Notes thereto included elsewhere in this Prospectus.

                                                                                                 SIX MONTHS
                                            YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                          ---------------------------------------------------------------  ------------------------
                           1992 (1)     1993 (1)     1994 (1)     1995 (1)     1996 (1)     1996 (1)     1997 (2)
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          (UNAUDITED)                                                     (UNAUDITED)
STATEMENT OF OPERA-
 TIONS DATA:
Professional fee reve-
 nues...................  $5,308,576   $ 8,427,788  $11,324,602  $13,656,890  $27,480,424  $11,482,017  $21,337,690
Less reimbursed costs...    (468,238)   (1,031,325)  (1,273,185)  (1,422,963)  (5,970,684)  (2,088,441)  (3,290,456)
                          ----------   -----------  -----------  -----------  -----------  -----------  -----------
 Net revenues...........   4,840,338     7,396,463   10,051,417   12,233,927   21,509,740    9,393,576   18,047,234
Operating costs and ex-
 penses:
 Direct costs...........   3,725,828     4,947,683    6,277,195    8,260,925   14,951,791    6,452,725   13,032,130
 Selling, general and
  administrative........   1,402,153     2,753,569    2,853,080    3,334,028    4,160,843    1,912,286    3,995,790
 Depreciation and
  amortization..........     259,246       354,127      281,578      257,895      446,926      180,683      640,118
 Stock repurchase and
  other equity                   --            --           --           --       643,599          --        22,106
  compensation..........  ----------   -----------  -----------  -----------  -----------  -----------  -----------
 Total operating costs
  and expenses..........   5,387,227     8,055,379    9,411,853   11,852,848   20,203,159    8,545,694   17,690,144
                          ----------   -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from
 operations.............    (546,889)     (658,916)     639,564      381,079    1,306,581      847,882      357,090
Other income (expense),       (1,989)      (56,581)      37,115     (247,975)    (126,068)    (186,396)    (166,734)
 net....................  ----------   -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes...........    (548,878)     (715,497)     676,679      133,104    1,180,513      661,486      190,356
Provision (benefit) for      104,654      (288,297)     230,197          --       415,652      232,906       90,499
 income taxes...........  ----------   -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).......    (653,532)     (427,200)     446,482      133,104      764,861      428,580       99,857
                          ==========   ===========  ===========  ===========  ===========  ===========  ===========
Preferred stock divi-
 dends (3)..............         --            --           --           --      (403,791)         --      (874,390)
Accretion on common
 stock warrants and
 Series A Preferred              --            --           --      (714,606)  (1,897,071)  (1,665,999)     (57,582)
 Stock (4)..............  ----------   -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) avail-
 able to common stock-    $ (653,532)  $  (427,200) $   446,482  $  (581,502) $(1,536,001) $(1,237,419) $  (832,115)
 holders................  ==========   ===========  ===========  ===========  ===========  ===========  ===========
Pro forma net income
 (loss) per common and                                                        $     (0.12)              $      0.04
 equivalent share (5)...                                                      ===========               ===========
Pro forma weighted
 average shares
 outstanding (5)........                                                        5,718,857                 6,977,297

                                             AS OF DECEMBER 31,
                         --------------------------------------------------------------- AS OF JUNE 30,
                            1992         1993        1994         1995          1996         1997
                         -----------  ----------  -----------  -----------  ------------  -----------
                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equiva-
 lents.................. $  153,181   $  367,745  $ 1,231,652  $ 2,474,000  $ 15,117,801  $ 2,355,846
Working capital ........ (1,401,835)  (1,837,519)    (183,872)   1,835,448    10,796,977    1,648,621
Total assets............  2,345,681    3,132,428    4,260,370    9,399,809    26,624,293   36,374,777
Seller notes payable....        --           --           --           --            --     5,329,581
Long-term debt, includ-
 ing current portion....    415,289      166,921      811,251    2,499,856     2,547,284    4,563,872
Redeemable Series A
 Preferred Stock and
 common stock warrants..        --           --       250,000    1,293,701    19,196,922   20,128,894
Stockholders' deficit...   (775,041)  (1,027,349)    (490,929)    (693,615)   (7,446,586)  (6,331,876)

                                                                    SIX MONTHS
                                                    YEAR ENDED         ENDED
                                                 DECEMBER 31, 1996 JUNE 30, 1997
                                                 ----------------- -------------
SUPPLEMENTARY FINANCIAL INFORMATION:(6)
 Pro forma net income (loss) per share as
  reported.....................................       $(0.12)          $0.04
 Impact on pro forma net income (loss) per
  share of:
 Accretion on common stock warrants............         0.33            0.00
 Stock repurchase and other equity
  compensation.................................         0.11            0.00
                                                      ------           -----
 Supplementary net income per share............       $ 0.32           $0.04
                                                      ======           =====

--------
(1) Does not include the results of IMTCI, which was acquired by PRA International on April 1, 1997 or the results of Crucible, which was acquired by IMTCI on May 19, 1997.
(2) Includes the results of IMTCI from April 1, 1997, the date of acquisition by PRA International and the results of Crucible, from May 19, 1997, the date of its acquisition by IMTCI.
(3) Primarily represents accrued (non-cash) dividends on Series A Preferred Stock which will be forfeited upon the effectiveness of the Offering (see Notes 3 and 8 of Notes to the Consolidated Financial Statements).
(4) Represents a non-cash adjustment to record the difference between the carrying amount of redeemable common stock warrants and Series A Preferred Stock and their redemption amounts. The redemption features of the redeemable common stock warrants were removed in October 1996. The redemption feature of the Series A Preferred Stock will expire upon the conversion of the Series A Preferred Stock into Common Stock upon the effectiveness of the Offering (see Notes 3 and 8 of Notes to the Consolidated Financial Statements).
(5) See Note 3 to the Consolidated Financial Statements for discussion of the computation of pro forma income (loss) per share and pro forma weighted average shares outstanding.
(6) Supplementary net income per share reflects what net income per share would have been before non-cash accretion on redeemable common stock warrants and non-cash stock repurchase and other equity compensation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes contained elsewhere in this Prospectus, as well as the matters discussed in "Risk Factors." Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties.

OVERVIEW

  The Company provides a broad range of clinical research and development services on a contract basis to companies in the pharmaceutical and biotechnology industries. Revenues are derived from services provided by the Company, including Phase I-IV clinical trial design, management and implementation, clinical data management and biostatistical analysis, medical writing and regulatory services.

  The Company has broadened its range of services in the United States and in Europe through acquisitions and internal growth. In the past year, the Company opened or acquired trials management operations in New Jersey, California and Kansas, investigational sites in eight locations and a data management center in Swansea, Wales. In April 1997, the Company acquired the capital stock of IMTCI, a CRO with a trials management center and clinical investigational sites in the Kansas City area. Of the aggregate purchase price of approximately $15.3 million paid to IMTCI's stockholders, $8.0 million was paid in the form of cash, $5.3 million was paid in the form of notes and $2.0 million was paid in the form of shares of Common Stock. In May 1997, the Company, through IMTCI, also acquired the capital stock of Crucible, a site management organization with clinical investigational sites in Atlanta and Savannah and an investigational affiliation in San Juan, Puerto Rico. In October 1997, the Company, through IMTCI Limited, acquired the assets of Clinical Research Limited, a site management organization with an investigational affiliation in Surrey, England. The Company expects to continue to expand operations through internal growth and acquisitions.

  The Company has experienced significant growth through internal expansion. Prior to the formation of the Company, which owns all of the shares of Associates and IMTCI, the Company's business was conducted entirely through Associates and its wholly-owned European subsidiary, PRA GmbH. Net revenues of Associates and its subsidiary grew 75.8% from $12.2 million in 1995 to $21.5 million in 1996. The Company has subsequently supplemented internal growth through acquisitions and may continue to do so in the future.

  The Company's backlog consists of anticipated net revenues from the uncompleted portion of work from signed contracts and letters of intent. At
September 30, 1997, backlog was approximately $   million, as compared to $
million at September 30, 1996, a % increase. Since the contracts with its clients contain cancellation clauses and clients' needs and interests change, the Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results and no assurances can be given that the Company will be able to fully realize all of its backlog as net revenue. See "Business--Backlog" and "Risk Factors--Loss or Delay of Contracts; Pricing Under Contracts."

  The Company's clinical research and development service contracts generally have terms ranging from several months to several years. A portion of the contractual fee generally is payable at the time the contract is entered into, with the balance payable in installments over the contract's term. Revenues from the contract are generally recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These costs and other reimbursable costs are passed through to clients and are included in gross revenues in accordance with industry practice, and are then deducted to arrive at net revenues. Consistent with industry practice, the Company views growth in net revenues as its primary measure of revenue growth.

  Direct costs consist of compensation and related-fringe benefits for project-related employees and support personnel, unreimbursed project-related costs and allocated indirect costs, including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for administrative, sales and marketing employees, professional services, relocation, recruitment and advertising costs, as well as unallocated costs related to facilities, information systems and other costs.

  Contracts of PRA GmbH, a wholly-owned subsidiary, through which the Company principally conducts its European operations, are generally denominated in German marks. Because the majority of PRA GmbH's expenses are paid in such currency, its earnings are not materially affected by fluctuations in exchange rates. However, the Company's financial statements are denominated in dollars and, accordingly, changes in the exchange rate between foreign currencies and the United States dollar will affect the Company's financial results. The Company's cumulative foreign currency translation adjustment as of June 30, 1997 and for the period commencing on January 1, 1997 was not material.

  Since the Company conducts operations on a global basis, the Company's effective tax rate has depended and will continue to depend on the geographic distribution of its revenue among locations with varying tax rates. The Company's results of operations will be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Company's income before income taxes among various tax jurisdictions changes, the Company's effective tax rate may vary from period to period.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of net revenues. The trends illustrated in the following table may not be indicative of future results.

                                   PERCENTAGE OF NET REVENUES
                         ----------------------------------------------
                                                        SIX MONTHS
                         YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                         --------------------------   -----------------
                          1994     1995      1996      1996      1997
                         -------  -------   -------   -------   -------
Net revenues ...........   100.0%   100.0%    100.0%    100.0%    100.0%
Costs and expenses:
  Direct costs..........    62.5     67.5      69.5      68.7      72.2
  Selling, general and
   administrative.......    28.4     27.3      19.3      20.3      22.1
  Depreciation and
   amortization.........     2.8      2.1       2.1       1.9       3.6
  Stock repurchase and
   other equity
   compensation.........     --       --        3.0       --        0.1
  Other income
   (expense), net.......     0.4     (2.0)     (0.6)     (2.0)     (0.9)
                         -------  -------   -------   -------   -------
Income before income
 taxes .................     6.7      1.1       5.5       7.1       1.1
Provision for income
 taxes..................     2.3      --        1.9       2.5       0.5
                         -------  -------   -------   -------   -------
  Net income ...........     4.4%     1.1%      3.6%      4.6%      0.6%
                         =======  =======   =======   =======   =======

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Net revenues for the six-months ended June 30, 1997 were $18.0 million, an increase of $8.7 million, or 92.1%, from $9.4 million for the six-month period ended June 30, 1996; $5.3 million of this growth was from the Company's existing operations. This represents revenue growth from historical operations of 56.4% for the six-month period ended June 30, 1997. The increase in net revenues is due to the continued growth and expansion of existing trials management centers, the opening of two new trials management centers, enhanced business development efforts and the broadening of the Company's service offerings; $3.4 million of this growth was from the acquisitions of IMTCI and Crucible.

  Direct costs for the six-month period ended June 30, 1997 increased approximately $6.6 million to $13.0 million from $6.5 million for the similar period ended June 30, 1996. This increase in direct costs is predominately due to the costs associated with the acquired businesses, the expansion of facilities and increased associated headcount for the same periods. Staff levels increased 135.1% from 215.9 to 507.7 full time equivalent employees for the six-month periods ended June 30, 1996 and June 30, 1997 respectively. The large increase in staffing levels is due to the workforce required to support the increase in net revenues from existing contracts, required headcount additions needed to facilitate the growth in backlog, anticipated contract scope additions and changes, and the previously mentioned acquisitions. This increase also is due to the start-up of operations in San Francisco, California and Lenexa, Kansas. Historical direct costs at IMTCI totaled $3.4 million for the six-month period ended March 31, 1997. In addition, the Company incurred a one-time charge of approximately $150,000 in the six-month period ended June 30, 1997 for the conversion of the Company to a more flexible benefits program for its staff.

  For the six-months ended June 30, 1997, selling, general and administrative ("SG&A") expenses were $4.0 million, an increase of $2.1 million, from $1.9 million for the six months ended June 30, 1996. The increase in SG&A expenses is a result of the Company's efforts to enhance its infrastructure, primarily in the areas of business development, administrative staffing at the executive and professional levels and increasing the number of employees in accounting, human resources and other administrative areas, which reflects the growth and commitment to the ongoing training and development of the Company's staff. The Company's SG&A expenses also increased due to costs associated with the businesses it acquired during the six-month period ended June 30, 1997. By way of illustration of these businesses' costs before they were acquired by the Company, one of the businesses, IMTCI, had SG&A expenses of $1.9 million for the six-month period ended March 31, 1997.

  Depreciation and amortization increased $459,000 or 254.3% to approximately $640,000 for the six-month period ended June 30, 1997 from $181,000 for the six months ended June 30, 1996. This increase also was due to the Company's geographic expansion with the opening of new trials management centers and approximately $4.8 million of fixed asset purchases during the twelve-month period ended June 30, 1997. The majority of these expenditures are related to the Company's continuing development of its integrated information systems. In addition, a significant portion of the increase was attributable to the amortization of goodwill associated with the acquisitions of IMTCI and Crucible which totaled $92,000.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net revenues for 1996 were $21.5 million, an increase of $9.3 million, or 75.8%, from $12.2 million in 1995. This increase resulted principally from an increase in the size, number and scope of existing contracts under management. Net revenue growth during this period was solely from internal operations. The Company was able to achieve this rate of growth while at the same time maintaining a diversified portfolio with no single sponsor representing more than 13% of consolidated net revenues.

  Direct costs increased by $6.7 million, or 81.0%, to $15.0 million in 1996 from $8.3 million in 1995. This increase as a percentage of net revenues from 67.5% in 1995 to 69.5% in 1996, reflects the Company's commitment to the training and hiring of professional and technical staff in certain therapeutic fields; and the requisite staffing levels associated with the volume of workflow. The growth in direct expenses was also related to the start-up of operations in Red Bank, New Jersey and Swansea, Wales.

  SG&A expenses were $4.2 million in 1996, an increase of $827,000, or 24.8%, from $3.3 million in 1995. SG&A expenses decreased as a percentage of net revenues from 27.3% in 1995 to 19.3% in 1996, due principally to the Company's ability to spread these expenses over a larger net revenue base as the Company's volume of business increased.

  Depreciation and amortization increased by 73.3%, increasing to $447,000 in 1996 from $258,000 in 1995. The increase was primarily attributable to increased depreciation expense as a result of capital expenditures for the Company's integrated information systems, office equipment, furniture and leasehold improvements associated with the growth of the Company, including the start-up of operations in Red Bank, New Jersey and Swansea, Wales.

  Simultaneously with the Company's sale of the Series A Preferred Stock in October of 1996 the Company repurchased 1,545,540 shares of outstanding common stock from certain investors and employees for approximately $9.2 million. Approximately $633,000 of this amount was expensed as one-time compensation as certain of the shares were repurchased immediately succeeding the exercise of employee stock options. The Company also recorded compensation expense of approximately $11,000 for options whose exercise price was less than the then fair market value of the common stock as determined by an independent appraisal. These two non-cash one-time items resulted in the stock repurchase and other equity compensation expense in 1996 of $644,000. The Company also recorded non-cash charges associated with the accretion of warrants for Associates' common stock, totaling $1.9 million and with non-cash dividends on the Company's Series A Preferred Stock totaling $344,000, which will be forfeited at the closing of the Offering.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net revenues in 1995 were $12.2 million, an increase of $2.2 million, or 21.7%, from $10.1 million in 1994. This growth was solely from internal operations and the increase in net revenues was primarily due to increases in the number and size of contracts under management, expanded focus of the Company on clinical trials management business development and increased international revenues from its operations in Mannheim, Germany.

  Direct costs in 1995 were $8.3 million, an increase of $2.0 million, or 31.6%, from $6.3 million in 1994. The increase in direct costs was due to the expansion of international capabilities and the growth of operational staff in Germany. In addition, the Company experienced an increase in direct costs because a significant potential contract, which the Company anticipated being awarded, was not awarded by the sponsor due to adverse preclinical results.

  SG&A expenses were $3.3 million in 1995, an increase of $481,000, or 16.9%, from $2.9 million in l994. As a percentage of net revenues, SG&A expenses declined from 28.4% in 1994 to 27.3% in 1995. This decrease in SG&A expenses as a percentage of net revenues was due to the Company's ability to spread these expenditures over a larger revenue base.

  Depreciation and amortization declined by $24,000, falling to $258,000 in 1995 from $282,000 in 1994; due to the Company's large amount of capital expenditures in previous years to support the growth of the business.

  During 1995, the Company recorded a non-cash charge of $715,000 for the accretion of put provisions associated with various venture capital financings. Those put provisions are no longer in effect.

ACQUISITIONS

  For the six-month period ended March 31, 1997, net revenues for IMTCI increased $1.2 million, or 29.8%, to $5.2 million from $4.0 million for the same six month period ended March 31, 1996. IMTCI's net revenues of $10.5 million for the fiscal year ended September 30, 1996 increased $1.6 million, or 17.4%, from $8.9 million for the fiscal year ended September 30, 1995. Net income at IMTCI declined $266,000 for the comparable periods ended March 31, 1997 versus March 31, 1996 due to its growth in infrastructure and staff levels. Net income for the fiscal years ended September 30, 1996 versus September 30, 1995 declined $206,000 with the expansion of infrastructure and staff levels.

  Net revenues at Crucible grew to $984,000 for the year ended December 31, 1996 from immaterial net revenues in the previous year ended December 31, 1995; as the entity did not begin operations until December of 1995. Crucible experienced a net loss of $37,000 for the year ended December 31, 1996 as a result of start-up expenses.

QUARTERLY RESULTS

  The following table sets forth unaudited consolidated operating results for each of the last ten fiscal quarters in the period ended June 30, 1997. In management's opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all normal recurring adjustments necessary for a fair presentation, when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Operating results for any quarter are not necessarily indicative of results for any full fiscal year or any future interim period.

                                                                  THREE MONTHS ENDED
                  --------------------------------------------------------------------------------------------------------------
                   MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,     SEP. 30,     DEC. 31,     MAR. 31,
                     1995        1995        1995        1995        1996        1996         1996         1996         1997
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
STATEMENT OF
 OPERATIONS
 DATA:
Professional fee
 revenues ......  $2,974,703  $3,184,177  $3,409,565  $4,088,445  $4,861,473   $6,620,544   $6,653,011   $9,345,396   $8,386,492
Less reimbursed
 costs .........    (254,790)   (319,851)   (340,064)   (508,258)   (666,482)  (1,421,959)  (1,108,310)  (2,773,933)  (1,607,047)
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
Net revenues....   2,719,913   2,864,326   3,069,501   3,580,187   4,194,991    5,198,585    5,544,701    6,571,463    6,779,445
Operating costs
 and expenses:
Direct costs....   1,919,921   2,038,646   2,054,167   2,248,191   2,894,010    3,558,715    3,923,872    4,575,194    4,755,322
Selling, general
 and
 administrative.     848,366     810,685     805,527     869,450     842,101    1,070,185      987,805    1,260,752    1,434,229
Depreciation and
 amortization...      64,348      64,816      64,059      64,672      87,463       93,220      105,187      161,056      204,461
Stock repurchase
 compensation...                                                         --           --           --       643,599          --
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
Total operating
 costs and
 expenses.......   2,832,635   2,914,147   2,923,753   3,182,313   3,823,574    4,722,120    5,016,864    6,640,601    6,394,012
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income (loss)
 from
 operations.....    (112,722)    (49,821)    145,748     397,874     371,417      476,465      527,837      (69,138)     385,433
Interest
 expense........     (35,134)    (73,148)    (89,126)   (166,550)   (113,435)    (114,153)    (116,885)    (117,259)    (123,794)
Interest income.      15,133       8,316      16,984      20,099      34,732       63,863       68,114      189,272      181,335
Other income
 (expense) net..     101,770       1,303     (25,100)    (22,522)    (32,208)     (25,195)        (132)      37,218      (33,135)
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income (loss)
 before income
 taxes..........     (30,953)   (113,350)     48,506     228,901     260,506      400,980      478,934       40,093      409,839
Provision for
 (benefit from)
 income taxes...         --          --          --          --       91,723      141,183      168,630       14,116      194,845
                  ----------  ----------  ----------  ----------  ----------  -----------  -----------  -----------  -----------
Net income
 (loss).........  $  (30,953) $ (113,350) $   48,506  $  228,901  $  168,783  $   259,797  $   310,304  $    25,977  $   214,994
                  ==========  ==========  ==========  ==========  ==========  ===========  ===========  ===========  ===========
                THREE MONTHS ENDED
                ------------------
                    JUNE 30,
                      1997
                   -----------
STATEMENT OF
 OPERATIONS
 DATA:
Professional fee
 revenues ......   $12,951,198
Less reimbursed
 costs .........    (1,683,409)
                   -----------
Net revenues....    11,267,789
Operating costs
 and expenses:
Direct costs....     8,276,808
Selling, general
 and
 administrative.     2,561,561
Depreciation and
 amortization...       435,657
Stock repurchase
 compensation...        22,106
                   -----------
Total operating
 costs and
 expenses.......    11,296,132
                   -----------
Income (loss)
 from
 operations.....       (28,343)
Interest
 expense........      (245,398)
Interest income.        63,534
Other income
 (expense) net..        (9,276)
                   -----------
Income (loss)
 before income
 taxes..........      (219,483)
Provision for
 (benefit from)
 income taxes...      (104,346)
                   -----------
Net income
 (loss).........   $  (115,137)
                   ===========

  The Company's unaudited quarterly results have been, and are expected to continue to be, subject to fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts and the progress of ongoing contracts. A portion of the services provided by IMTCI relate to health issues that are seasonal in nature, resulting in IMTCI's financial results being somewhat seasonal as well. Since a large percentage of the Company's operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. To the extent the Company's international business increases, exchange rate fluctuations also may influence these results. The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors-- Variation in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has funded its operations and growth, including acquisitions, with cash flow from operations, borrowings and sales of equity securities. Other than in connection with the share exchange pursuant to which the Company became the holding company of Associates and in connection with the exercise of certain outstanding stock options and warrants, there were only four issuances of equity securities over the last two years: (i) the issuance in August 1995 of a warrant to purchase shares of Class C Common Stock of Associates, constituting six percent of the fully diluted capital stock of Associates, at that time to Sirrom Capital Corporation (whose successor is Sirrom Investments, Inc.) in connection with a $2 million loan,
(ii) the issuance in December 1995 and January 1996 of $500,000 of Class F Preferred Stock of Associates to predecessors in interest to Virginia Capital, L.P. and Sirrom Investments, Inc. and four members of the Company's management, Earle Martin, James C. Powers, Joachim Vollmar and W. Bain MacLachlan, (iii) the issuances in October and November 1996 of an aggregate of approximately $19.37 million of Series A Preferred Stock and related warrant agreements to certain affiliates of The Carlyle Group and to Virginia Capital, L.P. and (iv) the issuance in April 1997 of $2 million of Common Stock as part of the purchase price paid by the Company in connection with its acquisition of IMTCI. Of the proceeds from the Series A Preferred Stock issuance, approximately $9.2 million was used by the Company to repurchase certain shares of, or options for, Common Stock, including approximately $7.0 million for the repurchase of shares of Common Stock from the founder of Associates and certain of his family members. See "Certain Transactions."

  Total capital expenditures were approximately $182,000, $506,000 and $2.5 million in 1994, 1995 and 1996, respectively, and have amounted to approximately $2.8 million in the six months ended June 30, 1997. Computers, software, office equipment, furniture and facilities improvements have accounted for a significant portion of the capital expenditures.

  The CRO industry is generally not capital intensive. The Company's principal cash needs on both a short-term and long-term basis are for the payment of salaries, office rent and the travel expenditures of its clinical research associates. The Company plans to continue to expand its investigational site management business. In addition, the Company is implementing a new information technology platform requiring anticipated capital expenditures of approximately $6.7 million of which approximately $3.8 million has already been spent over the twelve-month period ended September 30, 1997. The Company has historically financed these expenditures through operations and borrowings.

  The Company utilizes its working capital to finance operating expenses pending receipt of its receivables. Contract payments by the Company's clients vary according to the terms of each contract.

  The Company recently established the Credit Facility, which is a $7.5 million secured revolving credit facility with First Union National Bank maturing on June 30, 1999. The Company's obligations in respect of the Credit Facility are guaranteed on a secured basis by each of Associates, IMTCI and Crucible. The Company intends to repay any outstanding balances under the Credit Facility with a portion of the net proceeds of the Offering. After the completion of the Offering, the Company intends to replace the Credit Facility with a new $17.5 million secured revolving credit facility for working capital. PRA GmbH has a 1.0 million German mark line of credit facility with Deutsche Bank AG, which is secured by an assignment of PRA GmbH's receivables.

  The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects that such activities will be funded from existing cash and cash equivalents, cash flow from operations, the net proceeds of the Offering, borrowings under the Credit Facility or other credit facilities and, possibly, the issuance of equity or debt securities. The Company believes that its existing sources of cash will be sufficient to fund the Company's current operations for the foreseeable future. Although the Company has no present acquisition agreements or arrangements, there may be acquisition or other growth opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurances that such financings will be available on terms acceptable to the Company.

CHANGE IN ACCOUNTANTS

  Pursuant to a letter dated February 7, 1997 from Patrick K. Donnelly to Ernst & Young LLP ("E&Y LLP"), the Company dismissed its accountants, E&Y LLP. This decision was recommended by the audit committee of the Company's Board of Directors and approved by the Company's Board of Directors.

  E&Y LLP's report for the years ended December 31, 1993, 1994 and 1995 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the entire period that the Company had engaged E&Y LLP and up until the time of E&Y LLP's dismissal, there were no disagreements between the Company and E&Y LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to E&Y LLP's satisfaction, would have caused it to make reference to the subject matter of such disagreements in connection with its report.

  In January, 1997, the Company engaged Arthur Andersen LLP as the Company's principal accountants. This engagement was recommended by the audit committee of the Company's Board of Directors and approved by the Company's Board of Directors. Prior to their engagement, the Company did not consult with Arthur Andersen LLP with respect to any substantive matter, including the application of accounting principles, audit opinions, any reporting issue, any disagreement with the former accountant or any reportable event.

                                   BUSINESS

GENERAL

  PRA International, Inc. (the "Company") is a leading contract research organization ("CRO"), providing clinical research and development services on an international basis to the pharmaceutical and biotechnology industries. The Company believes that, based on net revenues, it is one of the 10 largest full-service CROs in the world focused on managing human clinical trials. It also believes that it is one of only several of these CROs capable of providing a full range of clinical development services on an international basis. Since January 1, 1996, the Company has conducted 288 programs for 68 sponsors, including 22 of the 25 largest international pharmaceutical companies in the world as measured by revenues and 11 of the 25 largest biotechnology companies in the United States as measured by market capitalization. The Company currently has preferred provider relationships with eight pharmaceutical and biotechnology companies and is one of the three principal vendors of CRO services at another seven pharmaceutical and biotechnology companies. The Company's pro forma net revenues for the six months ended June 30, 1997, giving effect to the April 1, 1997 acquisition of International Medical Technical Consultants, Inc. ("IMTCI") as if it had occurred on January 1, 1997, were approximately $21.0 million and, on September 30, 1997, it had approximately 614 employees.

  The Company offers a full range of services on a global basis that comprise the clinical development process, from preparation of Investigational New Drug ("IND") applications and first-administration-in-man (Phase I) studies, through large-scale clinical trials (Phases II--III) studies, to product marketing registration in the United States and Europe and post-marketing (Phase IV) studies. Specific services performed by the Company include clinical program development, study protocol design, project management, investigational site selection, regulatory document management, study compliance monitoring, medical monitoring, data collection and management, biostatistical analysis, medical writing and regulatory document preparation and submissions. In addition to these standard services, the Company offers specialized services that it believes enables it to offer greater value to its clients. These services include single site proof of concept studies, senior level strategic advisory services, investigational site management services, a centralized Investigational Review Board ("IRB"), and long term safety assessment and reporting services.

  The Company has provided clinical research and development services in North America since 1982 and in Europe since 1992. The Company conducts its operations through four trials management centers in the United States located in Virginia, Kansas, New Jersey and California, one European trials management center located in Mannheim, Germany, a 56-bed inpatient facility and a dedicated outpatient clinic in the Kansas City area, seven investigational sites located in the Kansas City area, Atlanta and Savannah as well as investigational affiliations in Surrey, England and San Juan, Puerto Rico, and a data management center in Swansea, Wales. In 1996, the Company derived 69% of its net revenues from United States operations and 31% of its net revenues from European operations and, for the six months ended June 30, 1997, it derived 80% of its net revenues from United States operations, the increase being largely due to two acquisitions in the United States, and 20% from European operations.

  The Company utilizes a decentralized operating model that empowers local professionals at each of the Company's trials management centers to make key operational decisions while supporting large-scale, global trials. By strategically locating full service trials management centers near major sponsors and permitting each center to be responsive to clients, the Company believes it enhances service quality and client relationships. All of the Company's trials management centers are integrated through shared business practices, standard operating procedures and common information systems. As a result, each trials management center can deliver services reflecting the international expertise, support and resources of the entire Company.

  The Company believes that its depth of clinical management is significantly greater than other CROs of similar size and scope and that, drawing on these resources, it has developed significant expertise in clinical development as well as in a number of therapeutic areas. The Company's staff of 614 employees includes an extensive roster of senior level scientific, regulatory and clinical experts providing direction and oversight to clinical development projects and day-to-day operations, including 16 who are M.D.s, 35 who have Ph.D.s, 3 who are Pharm.D.s, and 74 others who have master's level degrees. In addition, the Company has retained a number of distinguished industry advisors and consultants who assist as needed in providing input into drug development and regulatory approval strategies for clients and in developing recommendations concerning potential improvements to the Company's clinical development procedures. The Company believes that this depth of clinical management has enabled it to establish significant expertise in a number of therapeutic areas, namely oncology, central nervous system disorders, cardiovascular diseases and allergy and respiratory conditions.

INDUSTRY OVERVIEW

  The clinical testing and regulatory approval process for new drugs and biological products is expensive and time-consuming. The CRO industry, which has developed over the past twenty years, has enabled pharmaceutical companies and other drug development sponsors to contract out portions of the clinical development process to specialists with the resources and expertise to perform studies and other services faster and at lower cost than most sponsors are able to achieve internally. CROs also allow sponsors to shift the significant fixed labor costs inherent in establishing this function in house to variable costs through the outsourcing of these services. In addition, the largest CROs enable resource constrained biotechnology companies to outsource all aspects of their clinical development requirements. By performing drug studies faster, CROs provide sponsors the economic advantages of early market entry as well as extending the period during which their products benefit from patent protection.

  CROs derive substantially all of their revenues from the research and development expenditures of sponsors. The CRO industry has evolved from its early days in the 1970s, when it provided limited clinical services, into a full-service industry that encompasses the entire clinical research and development process, including preclinical services, clinical study planning and design, regulatory consulting, clinical trials management, investigational site management, data management, biostatistical analysis, and long term product safety management. All of these services must be provided in accordance with applicable international governmental regulations covering clinical trials and the drug approval process in the jurisdictions in which the services are provided. These services must be tailored to meet these regulations simultaneously, including the regulations of the Food and Drug Administration (the "FDA") in the United States and the European Medicines Evaluation Agency ("EMEA") in Europe.

  In 1996, worldwide expenditures on research and development by pharmaceutical, biotechnology and medical device companies are estimated to have been $35.0 billion, of which the Company estimates $18.0 billion was spent on drug development activities of the type offered by the CRO industry. The Company believes that approximately $3.0 billion of such spending was outsourced to CROs for traditional trials management services and an additional $3.0 billion was spent on grants to investigational sites.

  In general, the CRO industry is not capital intensive and the costs of entry into the industry are relatively low, though there has been an increase in those costs over the past few years due to industry consolidation and the demand for expertise and global capacities for larger programs. Because of this historic ease of entry, the industry is highly fragmented, with several hundred small, limited service providers, several dozen medium-sized firms and several full-service CROs with international capabilities. Although there are few barriers to entry for small, limited-service providers, there are significant barriers to becoming a full-service CRO with international full drug development program capabilities. Substantial financial resources, a developed infrastructure and operational experience are required to develop broad therapeutic expertise, manage and conduct complex clinical trials, coordinate trials at both domestic and international locations, prepare multi-national regulatory submissions and conduct large clinical programs with the level of control and quality currently required by sponsors. The barriers to becoming a full-service CRO combined with the expansion of some larger CROs have led to an increased rate of industry consolidation.

INDUSTRY TRENDS

  The Company believes that increased outsourcing of drug development activities by sponsors has led to significant growth in the CRO industry. Although there can be no assurance that this growth will continue or even remain at existing levels, the Company believes that this growth should continue for the following reasons:

 Cost Containment Pressures

  Cost containment pressures on pharmaceutical companies arising from market acceptance of generic drugs, managed care and impending patent expirations have led to increased scrutiny of product development expenditures. The Company believes the pharmaceutical industry is responding by consolidating and reducing jobs, centralizing the research and development process and outsourcing to CROs creating variable costs, thereby reducing the fixed costs associated with internal drug development. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with a higher level of expertise or specialization, more quickly and at a lower cost than could the client if it were to perform these services internally.

 Globalization of Drug Development

  Many sponsors are attempting to develop products and file for regulatory approval simultaneously in the United States and Europe, rather than following the past practice of sequential filings. The clinical studies to support such development and registration efforts often include a combination of multi-national European and United States trials. Sponsors may turn to CROs for assistance in designing and implementing such trials as well as assistance in obtaining global regulatory approvals. The Company believes CROs with integrated global capabilities will benefit from this trend.

 Increasingly Complex Trials

  Regulations regarding the development and approval of drugs and biological products have become increasingly stringent in both the United States and Europe, resulting in a need for more complex and often larger clinical studies. These trends have created an increased demand for high level consulting services as well as enhanced capabilities in program management and logistics, large-scale data collection and analysis, and the related need for greater technological capabilities to track and control clinical studies, manage clinical data and ensure its reliability, and expedite the review and approval process. As a result, the pharmaceutical and biotechnology industries are increasingly outsourcing to CROs to manage the added workloads created by these regulatory requirements and to take advantage of their data management expertise, technological capabilities and global presence.

 Biotechnology Industry Growth

  The United States biotechnology industry has grown rapidly over the last ten years and has developed a significant number of new drug candidates that are now entering the clinical phase of development. According to the Pharmaceutical Research and Manufacturers of America, from 1989 to 1996, the number of biotechnology products in clinical trials rose from 80 to over 280, an annual compounded rate of growth of approximately 20%. Many biotechnology companies do not have the necessary staff, expertise or financial resources to conduct clinical trials in house and obtain regulatory approval on their own. Accordingly, many biotechnology companies have chosen to use CROs rather than spend significant time and resources to develop an internal clinical development capability. The biotechnology industry is now also expanding into and within Europe, providing growth opportunities for CROs with international capabilities that have experience with biotechnology companies' requirements and compounds. The Company believes it will benefit from this trend due to its integrated European capabilities and significant experience working with biotechnology companies.

 Increased Use of Preferred CROs and Increase in Average Contract Size

  As the CRO industry has matured and pharmaceutical and biotechnology companies have gained increased confidence in CROs, certain sponsors have begun to work primarily with a limited number of preferred provider

CROs and contract size has increased. Whereas sponsors initially contracted with CROs for selected portions of clinical studies, such as clinical monitoring or data management, some sponsors are now outsourcing drug development in its entirety including planning, design and implementation of entire drug development programs. While these programs are typically awarded in stages, they can involve total net revenue of $20 million or more. The Company believes that these factors are further fueling the growth of larger CROs capable of conducting international clinical development.

 Increased Emphasis on Therapeutic Expertise and Value-Added Services

  The Company believes there is an increasing need for therapeutic expertise in order for a CRO to obtain contracts relating to a particular therapeutic area. In addition, sponsors have increased their demand for value-added services from CROs, such as consulting and advisory services and site management organization ("SMO") services. The Company believes that CROs such as itself that offer therapeutic expertise in targeted specialty areas and advisory, SMO and other value-added services will likely be the greatest beneficiaries from these trends.

COMPANY STRATEGY

  The Company's goal is to maintain and enhance its position as an industry leader in the delivery of reliable, high quality, cost-effective and timely clinical development services enabling sponsors to bring new health care products to market faster and more efficiently. Key elements of the Company's strategy to achieve its goal are described below.

 Offer Comprehensive Range of Clinical Development Services

  The Company plans to retain its focus on clinical development services, from preparation of INDs and first-administration-in-man through international marketing registrations, and continue to enhance and expand its full range of services in this market on an international basis. The Company believes that CROs able to offer a full range of product development services are more attractive to sponsors because using a single CRO can simplify the process for the sponsor and increase the speed, integration and accuracy of clinical data collection. The Company currently offers a full range of global services that encompasses the clinical development process, including drug development and regulatory approval strategies, protocol design, initiation and management of Phase I--IV clinical trials, data management, analysis and reporting and regulatory support services. By continuing to focus on clinical development services, the Company believes it can maintain and expand its core business, while providing high levels of quality and reliability.

 Expand and Enhance Areas of Therapeutic Expertise

  The Company believes its experience and expertise in certain therapeutic areas as well as its ability to provide specialized value-added services enhances its credibility with sponsors and improves overall quality. For instance, the Company not only has significant expertise in allergy and respiratory disease, but also owns and operates a therapeutic specialty center in the allergy and respiratory disease areas with dedicated inpatient and outpatient clinics. The Company also believes it has established significant expertise in oncology, central nervous system disorders and cardiovascular diseases. The Company plans to continue to enhance its ability to deliver high quality global expertise in targeted therapeutic areas, including preparation of full clinical development plans, design of study protocols, and efficient conduct of early proof-of-concept studies, by developing or acquiring additional therapeutic specialty centers.

 Provide Specialized Services

  In addition to establishing areas of therapeutic expertise, the Company provides a number of value-added services that differentiate the Company from other CROs of similar size and some that are larger. These include comprehensive senior level advisory services related to drug development and regulatory approval strategy, design and conduct of full drug development programs, investigational site management services, safety management services, and supporting specialty services such as centralized patient enrollment support and a centralized IRB.

 Continue to Invest in Integrated Information Systems

  The Company currently operates an international client-server network that supports both centralized and distributed Oracle-based applications, advanced PC-based professional office applications and high level end-user reporting tools. The Company is expanding its existing integrated clinical operations information system so as to enable users anywhere in the world to monitor or manage all aspects of a drug development program conducted by the Company. The system is designed to integrate a full suite of clinical development applications including clinical study management, protocol design, patient enrollment, investigational site administration, source document and case report form ("CRF") data capture and management, safety monitoring and reporting, data management, statistical analysis, reporting and regulatory document submission.

 Grow Internally and Through Selected Acquisitions

  The Company intends to continue to grow internally and through acquisitions. To this end, the Company may pursue selected acquisitions that enhance its geographic presence, enlarge the scope of its therapeutic expertise, enhance its access to investigational sites or enable it to provide value-added specialty services.

SERVICES

  The Company's services are comprehensive and are packaged to meet the unique requirements of each program for each sponsor. Specific services are outlined in more detail below and are viewed by the Company as falling into two general categories. The first category includes the component services that form the core of the Company's clinical trials management business. The second category includes services that enable the Company to offer broader solutions and higher value to its clients and, in some instances, go beyond traditional CRO capabilities.

 Core Clinical Trials Services

  Study Protocol Design. The study protocol defines the medical issues to be examined in evaluating the safety and efficacy of the drug under study, the number of patients required to produce statistically valid results, the clinical tests to be performed in the study, the time period over which the study will be conducted, the frequency and dosage of drug administration and the exact inclusion and exclusion criteria to be met for the patients enrolled in the study. The success of a study depends not only on the ability of the protocol to predict correctly the requirements of regulatory authorities, but also on the ability of the protocol to fit coherently with the other aspects of the development process and the ultimate marketing strategy for the drug.

  Case Report Form Design. Once the study protocol has been finalized, CRFs must be developed to record the information obtained from the clinical studies. Various technical disciplines involved in the drug development process must work closely together to assure that the CRF is the most efficient for collection of clinical data and subsequent data entry, management and reporting. Proper CRF design is critical to enable investigators and field monitors to conduct their respective jobs quickly, accurately and effectively.

  Phase I and Phase II Single Site Studies. The Company offers Phase I clinical testing services through its 56-bed inpatient facility located in Lenexa, Kansas. The facility has conducted more than 250 dose escalation, pharmacokinetic, pharmacodynamic and radio-labeled drug studies and is equipped with state-of-the-art diagnostic, monitoring and testing equipment to address a wide variety of study requirements. The Company also conducts early Phase II proof-of-concept studies at its facilities in Lenexa, Kansas. At this facility, the Company has the ability to conduct single site inpatient and outpatient studies and handle a large number of patients in a short time period.

  Clinical Trials Management. The Company conducts Phase II-IV clinical trials through a dedicated project teams that consist of staff from clinical monitoring, data management, medical affairs, statistical and regulatory departments, keeping the makeup of the team stable throughout the life of the project. A project team could be comprised of representatives from multiple regional centers and from various international locations. A project manager supervises all aspects of the clinical trial and is responsible for meeting the project's schedule and budget as well as for managing and meeting customer expectations. Each of the Company's project managers has a minimum of six years of clinical study experience. The Company believes that its approach to project management provides a high level of quality as well as a responsiveness to customer needs.

  Investigator Recruitment. During a clinical trial, administration of the experimental drug to patients is supervised by physician investigators at hospitals, clinics or other locations. The Company generally enters into an independent contractor relationship with the investigators to perform this work. The successful rapid identification and recruitment of investigators who have the appropriate expertise and base of patients to satisfy the requirements of the study protocol are critical to the timely initiation and completion of the trial. In addition to using its own SMO sites, the Company maintains and continually expands and refines a computerized database of independent investigators to assist project managers in identifying investigational sites for a particular study.

  Study Monitoring. The Company provides study monitoring services, which include: investigational site initiation, patient enrollment assistance, data collection and auditing for regulatory compliance, adherence to Good Clinical Practices ("GCP") and compliance with study protocols. The Company distinguishes itself from many of its competitors by hiring only experienced health care professionals as field monitors, both to maintain higher quality and to perform field monitoring in a more timely manner than possible with less experienced staff. The Company's study monitoring services enable it to obtain patient data from the field efficiently, quickly and accurately to speed subsequent data entry, management and analysis, and report writing. The Company's key focus is upon ensuring the reliability of the data. This is accomplished by maintaining high quality data collection procedures. With reliable data, the Company is able to prevent delays in clinical trials that would otherwise result from re-collection or reconfirmation of inaccurate data. The Company acquires data via electronic means, through visits by its field monitors to investigational sites, and by its coordinators on location at the Company's own SMO sites.

  Medical Monitoring. The Company retains medical doctors on its staff in clinical trials management centers to assist the project teams, provide training in therapeutic areas for clinical monitors, and monitor and report in a timely manner any adverse events detected in any of its clinical trials.

  Data Management and Biostatistical Services. The Company provides clients with data management and biostatistical services in various areas such as: study design, sample size determination, case report form design and production, data analysis plans, patient randomization, fax-based data collection and monitoring, database design and construction, regulatory document preparation, biostatistical analysis and presentation of clinical study results to the FDA. The Company also provides database integration services in which it consolidates and harmonizes data collected from many clinical studies into a single integrated database for further analysis and regulatory submissions. Drug development time is reduced by performing data management and biostatistical analysis activities in parallel with other drug development activities where possible. For example, data management personnel work with clinical project managers and field monitors to continuously enter data, program statistical tables and validate the database so that there is a rapid progression from data entry to database freeze, and then to statistical analyses. Similarly, there is a close working relationship between medical writing and regulatory services personnel.

  Medical Writing and Regulatory Support. The Company provides medical, statistical and integrated report writing services to assist sponsors in presenting study findings, and regulatory services to assist in the preparation and submission of regulatory filings. These services are fully integrated into the Company's clinical study project plans and are generally performed by Ph.D. level staff.

 Additional Value-Added Services

  Strategic Advisory Services. The development of drug development programs and regulatory approval strategies is a critical area for the Company as, more and more frequently, sponsors request that the Company take responsibility for the design and management of entire drug development programs. In response, the Company established a business unit, PRA Strategic Advisory Services, to supply the skills and competencies necessary for delivering its high level consulting services. The PRA Strategic Advisory Services group consists of full time senior members in major functional disciplines, a Scientific Advisory Board, retained consultants that are nationally or internationally recognized scientific and clinical experts, and its senior operations management team. This group provides consultation on global regulatory strategy plans, drug development program plans, clinical study project plans and similar high level plans as part of its strategy to obtain and implement large-scale contracts.

  Investigational Site Management Services. The Company offers investigational site management services both in conjunction with its other CRO services and as a separate service sold directly to sponsors and others. The Company's site management services are conducted through an independent subsidiary with separate operations management from the Company's trials management business at seven investigational sites in the Kansas City area, Atlanta and Savannah as well as through investigational affiliations in Surrey, England and in San Juan, Puerto Rico. This separation of operations permits clinical monitors to be completely independent of the investigational sites that they monitor and audit, as well as allowing the Company to market its SMO services to other CROs. The Company's model for its SMO services is to enter into exclusive contracts with the investigators at each site, under which they agree to provide the Company with office space for its staff and to perform medical evaluations and procedures on a fee-for-service basis in strict accordance with study protocols. The Company staffs the sites with its own study coordinators (generally registered nurses with experience in managing clinical studies), trains the physicians in the fundamentals of clinical research and in the specifics of each study placed at their site, manages study-related regulatory issues, schedules and manages all subject screening and follow-up visits, performs sales and marketing functions and provides all other business support functions required to conduct clinical studies. Through this relationship, the Company seeks to achieve a substantial degree of control over the manner in which the clinical research is conducted while its physician-investigators receive early access to important new therapies and an additional stream of revenue from existing patients. The Company seeks to enter into contracts with investigators that contain standard non-compete clauses that prohibit them from working with other SMOs.

  The Company believes that its SMO services are attractive to sponsors since these services allow them to avoid the delays of up to several months in initiating large clinical studies due to the need to negotiate contracts with the many investigators involved and obtain IRB approvals from the institutions with which these investigators are associated, as well as delays caused by slow enrollment at certain sites where clinical studies may receive lower priority than other clinical activities. Sponsors conducting studies in the Company's areas of therapeutic expertise also will benefit from the Company's access to investigational sites that specialize in these areas. In the future, the Company intends to expand its number of SMO investigational sites to the extent that demand for SMO services continues to exist and the provision of these services continues to be consistent with the Company's overall business strategy.

  Safety Management Services. The Company provides management consulting on drug safety issues, integration of clinical databases for analysis of short and long term drug safety and tolerability, routine assessments of adverse drug reactions, periodic reporting to regulatory agencies and single case reports of adverse events associated with ongoing clinical studies through its Safety Management Centers in Charlottesville, Virginia, Red Bank, New Jersey, and Mannheim, Germany. Safety issues may lead to premature drug withdrawals from the market and thereby limit the life cycle of a product, resulting in financial losses. Drug safety activities are determined by national legislation and involve personal liability of pharmaceutical manufacturers in some countries. Timeframes for fulfilling reporting requirements are strict and of critical importance to the pharmaceutical companies. Excellent routine performance may protect sponsor organizations against safety issues or at least limit their impact on the individual company. Some organizations, especially biotechnology, companies that sell over the counter products, and certain foreign companies operating in Europe and the United States, are not well prepared to fulfill the international regulatory requirements because of the lack of a well established in house drug surveillance system.

  Centralized Investigational Review Board. The Company provides IRB services to its own investigational sites and to others through a board of independent outside participants. Centralized IRB services help expedite clinical trials by reducing the amount of time needed to initiate investigational sites and to approve changes to the study protocol, informed consent form and other documents.

  Patient Recruitment Services. The Company operates a centralized patient recruitment center that prepares and places media advertising and operates inbound and outbound telemarketing services to assist investigational sites in identifying and enrolling subjects.

  Data Management Center. The Company operates a high throughput data management center in Swansea, Wales where CRF pages are scanned into electronic image databases and prepared for analysis.

  Therapeutic Specialty Center. The Company operates a therapeutic specialty center in the areas of asthma, allergy and pulmonary disease, which has dedicated inpatient and outpatient clinics and associated specialized equipment and procedures. Access to additional therapeutic expertise is available through the Company's affiliated sites.

CUSTOMERS AND MARKETING

  The Company's marketing activities are conducted by the Company's senior operations management and staff and by dedicated account executives who identify prospective new business and coordinate the staff involved in a typical sales cycle. New sales opportunities generally are identified through industry contacts, routine marketing programs conducted by account executives, operations staff relationships with sponsors and attendance at industry trade shows and scientific meetings. In addition to account executives assigned to each regional trials management center and site management center, the Company expects each of its senior operations managers to actively solicit new business from existing accounts and from their contacts within the industry. The Company has worked with 22 of the top 25 largest international pharmaceutical companies in the world as measured by revenues, and 11 of the 25 largest biotechnology companies in the United States as measured by market capitalization, and has preferred provider relationships with several of these companies. Since January 1, 1996, the Company has provided services to 68 sponsors in connection with 288 programs.

  To be a "preferred provider" in the CRO business means to be among the pre-qualified CRO service providers a pharmaceutical or biotechnology company ordinarily utilizes for clinical trial services, pursuant to previously established forms of agreements and documents. Preferred provider relationships are not contractual and there is no obligation on the part of a customer to use any particular preferred provider in connection with a proposed clinical trial or, in fact, to use a preferred provider at all. There is no preferential pricing associated with any of the Company's preferred provider relationships. This preferential relationship, however, is highly valued in the CRO industry in order to obtain access to a significant amount of potential business with a sponsor and a steady stream of projects of varying sizes that assist in maintaining a high level of staff utilization. The Company believes that high staff utilization is a primary determinant of profitability for CROs. Sponsors expect the Company to be responsive in its preferred provider relationships, and sponsors benefit from the Company's familiarity with their internal business practices and operating procedures.

  The Company believes that concentration of business among certain large clients is not uncommon in the CRO industry. It has taken certain steps to mitigate this risk, including its regional operations strategy, which allows for simultaneous development of a number of key accounts by senior operations staff in each of its five trials management centers, and a general business development strategy that focuses on the development of preferred provider relationships with a wide array of sponsors. However, with the market shift toward awarding larger and larger program responsibilities to CROs, the Company may, from time to time, have a significant percentage of its resources attributable to several sponsors with which large international trials are then in progress. In 1995, two clients accounted for approximately 13% and 11% of the Company's net revenues. During 1996, two different clients accounted for approximately 13%, and 11% of the Company's net revenues. For the six-month period ending June 30, 1997, two different clients accounted for approximately 15%, and 10% of the Company's net revenues.

INFORMATION TECHNOLOGY

  The Company believes that effective use of information technology is critical to its ability to implement its strategy and that corporate applications, databases, and network services should act as a unifying structure, which supports communications, integration of project teams and collaboration among staff associated with any Company business located anywhere in the world. It believes that its investment in information technology has and will continue to result in systems that expedite the clinical development process, provide information that permits timely monitoring and control of both projects and overall business performance, and generally provide opportunities for competitive differentiation. For the twelve-month period ended September 30, 1997, the Company invested approximately $3.8 million in systems and technology, and it expects to continue to invest at this level for the foreseeable future. It has developed a sophisticated information management infrastructure and established state-of-the-art business practices for the management and implementation of advanced information systems.

 Technical Platform

  The Company's goal is to maintain a flexible and adaptable technical environment that facilitates the exchange of information among applications, provides for ready access by business users to data for ad hoc analysis and reporting, and simplifies integration of new applications into the existing environment. Toward this end, the Company has implemented a standardized technical architecture that supports traditional centralized applications, distributed client/server applications and web-based applications, and provides for loose integration between applications through a common ORACLE(R) database. The Company supports standardized access by its clients and more than 450 internal PC users through a worldwide wide area network, common and centrally managed desktop configurations for all users and a consistent, business-user-oriented graphical user interface.

 Clinical Operations Applications

  The Company's goal is to implement an integrated clinical operations information system that enables users anywhere in the world to monitor or manage all aspects of a program conducted by the Company through a standardized desktop user interface, with a full suite of applications including protocol design, investigational site administration, patient enrollment, source document and CRF data capture and management, safety and adverse event monitoring and reporting, study management, statistical analysis, reporting and regulatory document submission. The Company believes that its integrated clinical operations information system enables it to conduct clinical development operations with greater quality and efficiency.

  The Company currently operates a number of proprietary production applications, including:

    PRA Generic Data Entry--a flexible system for setting up clinical study databases, entering CRF data, providing quality control including automated data checking, query management and exporting completed databases to other application software for analysis. The system also supports coding of diagnoses, adverse events and similar medical information from multiple standard or client-specific dictionaries and production of data listings, summary tables and other reports for preliminary data analysis.

    PRA CRF--Image--a system of high speed scanners and software that allows CRFs collected at a Company regional center to be immediately scanned, transferred to the Company's centralized data management center in Swansea, Wales, entered into structured databases and made available over the network to users anywhere in the world. The system allows users access to both CRF images and the actual structured study database presented in a format similar to the original CRF, thus facilitating resolution of data problems or discrepancies.

    PRA Investigator Recruitment--a system that provides a database of potential investigators, generates site initiation packages that are shipped as part of the investigator recruitment process, tracks patient enrollment in ongoing studies and all associated regulatory documents and generates project status reports.

    PRA Study Manager--this system is a combination of proprietary and commercial software that allows the Company to track, at the level of an investigational site, study budgets, patient enrollments and key study events. The Company is in the process of migrating this system to its new technology platform and implementing major enhancements that will better support expansion of its site management operations.

    PRA Trials Manager--a proprietary system used by clinical research monitors to create and file site visit reports, track administrative site data on their laptop PCs and electronically transmit information into the PRA network for access by project managers.

  In addition to the proprietary systems mentioned above, the Company currently operates a number of commercial software packages including Domain Clintrial(R), DataFAX(R), and DZS Clinplus(R)for various data management functions, the SAS System(R) for data analysis and reporting, Clinarium ARIS(R) for safety management and adverse event reporting and MS Project(R) and Time Line(R) for project management reporting.

 Business Management Applications

  The Company operates a number of information systems in support of its business operations. The most substantial applications in its business management applications portfolio include the following:

  Office Productivity. The Company supports a standardized suite of office productivity applications on every desktop that enables efficient communication among its staff worldwide through immediate sharing of documents, schedules, presentations, business graphs, spreadsheets, databases and other time-sensitive information. The Company believes that these are important tools due to the information intensive nature of the product it produces and is committed to the use of information technology to improve the productivity of its professional staff. Additional productivity projects planned or in pilot mode include desktop video conferencing, the ability to send facsimiles from any PC on the network, and an active web page for public access to Company information.

  Management Controls. The Company operates a proprietary management information system that allows it to track, on a weekly basis, staff utilization, project completion and work-in-progress status and resources applied to projects and to compare actual results against plan. The system is based on a time card entry module used by all employees that allows the Company to track project work at an activity level and use this information for routine management reporting and to improve both work processes and bid estimates on future projects. The system is currently being enhanced to integrate information on project bids and contracts, employee skills, sales forecasting and other business modules.

  Financial Reporting. The Company currently operates separate accounting systems among its operating units due to recent acquisitions. It is in the process of consolidating these accounting systems into a single, high-end commercial package that will enable better management of the issues it faces as an international company, such as multi-business and multi-country financial consolidations, value-added taxes, currency exchange rates, foreign statutory reporting requirements and similar complex accounting issues.

COMPETITION

  The CRO industry consists of several hundred small, limited service providers, several dozen medium-sized firms and several full-service CROs with international capabilities. The Company believes that the CRO industry is consolidating and, in recent years, several large, full-service competitors have emerged, some of which have substantially greater technical, financial and other resources than the Company. This trend of industry consolidation will likely result in greater competition among the larger CROs for clients and acquisition candidates.

  The large, full-service competitors of the Company include Quintiles Transnational Corporation, PAREXEL International Corporation, Covance, Inc., Pharmaceutical Product Development, Inc., ClinTrials Research Inc. and IBAH, Inc. The Company also competes against certain medium-sized CROs, especially in Europe, as well as smaller CROs. Additionally, the Company competes against the in house research and development departments of sponsors as well as clinical groups affiliated with universities and teaching hospitals.

  The Company believes that many sponsors tend to develop preferred provider relationships with full-service CROs, which could have the effect of excluding other CROs from the bidding process. The Company may experience reduced access to certain potential clients due to these arrangements. CROs compete on the basis of several sponsor selection criteria, including reliability, past performance, expertise and experience in specific therapeutic areas, scope of service offerings, strengths in various geographic markets, technological capabilities, ability to manage large-scale clinical trials both domestically and internationally, and price.

CONTRACTUAL ARRANGEMENTS

  Most of the Company's trials management and consulting contracts are based on preliminary cost estimates made at the start of the program, which often are adjusted through a change order process as the study progresses. Change orders are common in the CRO industry due to the nature of clinical research, where experiences early in a program or study may lead to alterations to the number of sites, time schedule, analysis plans or other variables. Contracts generally range in duration from a few months to several years. Generally, a portion of the contract fee is paid at the time the study is initiated with the balance payable in monthly installments or at milestones over the duration of the study or, in the case of site management services, as agreed-upon units of work are performed.

  Most of the Company's contracts can be terminated by the customer upon 30 to 60 days' notice under certain circumstances, including the customer's unilateral decision to terminate the development of the product or to end a particular study. Contracts may be terminated for a variety of other reasons, including the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, market considerations, the customer's decision to forego a particular study or insufficient investigator recruitment or patient enrollment. The loss of a large contract or the loss of multiple contracts could adversely affect the Company.

BACKLOG

  Backlog consists of anticipated net revenue from the uncompleted portion of work from signed contracts and letters of intent. Net revenues are defined as total professional fee income (gross revenues) less reimbursed costs, consisting principally of investigator fees, central laboratory fees and reimbursed travel expenses associated with field monitoring of investigational sites. Once contracted work begins, net revenues are recognized over the life of the contract and are booked on a percentage-of-completion basis. In certain cases, the Company may begin work for a customer before a contract is signed. Backlog does not include anticipated net revenues for which the Company has begun work but for which the Company does not have a signed letter of intent or contract, or fee-for-service contracts with no specified dollar amount.

  The Company believes that its backlog as of any date is not necessarily a meaningful predictor of future results because backlog can be affected by a number of factors, including variable size and duration of contracts, many of which are performed over several years. Additionally, as noted above, contracts generally are subject to early termination by the client or delay by regulatory authorities for many reasons beyond the Company's control, including unexpected test results. Moreover, the scope of a contract can change, either positively or negatively, during the course of a study. There can be no assurances that the Company will be able to fully realize all of its backlog as net revenue. On September 30, 1997, the Company's backlog was
approximately $   million, as compared to $   million at September 30, 1996.

POTENTIAL LIABILITY AND INSURANCE

  The Company attempts to manage the risk of liability for personal injury or death to patients attributable to, or alleged to be attributed to, the administration of products under study through contractual indemnification provisions with sponsors and through insurance maintained by sponsors, investigators and the Company. The contractual indemnifications generally do not protect the Company against certain of its own actions, such as negligence and willful misconduct or failure to follow the approved study protocol. The contractual arrangements are separately negotiated with clients and the terms and scope of such indemnification vary from client to client and from study to study. Although most of the Company's clients are large well-capitalized companies, the financial performance of the sponsors under these indemnities is not secured. Therefore, the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is beyond the scope of an indemnity provision or beyond the scope or level of insurance coverage maintained by the sponsor or where the indemnifying party does not fulfill its indemnification obligations. The Company currently maintains general business liability as well as errors and omissions insurance with respect to these risks. See "Risk Factors --Potential Liability."

OVERVIEW OF THE DRUG DEVELOPMENT AND APPROVAL PROCESS IN THE UNITED STATES

  An overview of the drug development and approval process in the United States is contained in Appendix A.

GOVERNMENT REGULATION

  In the United States, the Federal Food, Drug and Cosmetic Act ("FFDCA") governs clinical trials and approval procedures, as well as the development, manufacture, safety, labeling, storage, record keeping and marketing of pharmaceutical products and medical services. Biological products are subject to similar regulation under both the FFDCA and the Public Health Service Act.

  The Company's business is both benefited by and subject to extensive governmental regulation. Increased regulation leads to more complex clinical trials and an increase in potential business for the Company. Conversely, a relaxation in the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceutical and biological products, could decrease the business opportunities available to the Company.

  The Company must be diligent in its performance of work within the directives and guidelines of regulatory agencies. A failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. For example, regulatory violations in the United States could result, depending on the nature of the violation and the type of product involved, in the issuance of a Warning Letter, termination of a clinical study, refusal of the FDA or the EMEA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment of the Company from assisting in the submission of new drug applications.

  The Company monitors its clinical trials to test for compliance with government regulations. The Company has adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of its clinical trials. The Company's procedures are written in accordance with the regulations and guidelines appropriate to the region where they will be used, thus ensuring compliance with GCP guidelines. In North America, FDA regulations and guidelines serve as a basis for the Company's procedures. Within Europe, all work is carried out in accordance with the European Community Note for Guidance, "Good Clinical Practice for Trials on Medicinal Products in the European Community." In order to facilitate international clinical trials, the Company has implemented common standard operating procedures across all of its regions to assure consistency whenever it is feasible and appropriate to do so.

  The industry standard for the conduct of clinical research and development studies is embodied in the regulations for GCP. Although GCP has not been formally adopted by the FDA nor, with certain exceptions, by similar regulatory authorities in other countries, certain provisions of GCP have been included in FDA regulations. As a matter of practice, the FDA and many other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. These regulations include (i) complying with FDA regulations governing the selection of qualified investigators; (ii) obtaining specific written commitments from the investigators; (iii) verifying that patient informed consent is obtained; (iv) monitoring the validity and accuracy of data; (v) verifying drug or device accountability; and (vi) instructing investigators to maintain records and reports. The Company also must maintain reports for each study for specified periods for inspection by the study sponsor and the FDA during audits.

INTELLECTUAL PROPERTY

  The Company has developed certain computer software, business models, management methodologies and standard operating procedures that are intended to maximize the quality and efficiency of its services. Although the Company does not believe that its intellectual property rights are as important to its operating results as are such factors as the technical expertise, knowledge, ability and experience of its professional staff, the Company believes that its technological capabilities can provide significant benefits to its clients and often can provide a competitive advantage. Therefore, each employee, as a condition of employment, signs a confidentiality agreement designed to help protect the Company's intellectual property and senior management have signed non-compete agreements.

EMPLOYEES

  At September 30, 1997, the Company had approximately 614 employees, approximately 54 of whom hold Ph.D., M.D. or Pharm.D. degrees and approximately 74 of whom hold other masters or other post-graduate degrees. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced work stoppages. The Company believes that its relations with its employees are good.

  The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff at reasonable cost. The level of competition among employers for such skilled personnel is high. The Company believes that its salary scales, employee benefits plans and employment policies enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. A significant majority of its employees at the manager level and higher have been awarded stock options as a long term incentive.

FACILITIES

  The Company leases all of its facilities. It now has under lease approximately 280,650 square feet at the following locations: Vienna and Charlottesville, VA; Mannheim, Germany; Lenexa, Prairie Village and Overland Park, KS; Swansea, Wales; Red Bank, NJ; San Francisco, CA; Atlanta, GA; and Surrey, England.

LEGAL PROCEEDINGS

  The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The current executive officers, directors and other key employees of the Company are as set forth in the following table.

NAME                                      AGE     POSITION
----                                      ---     --------
Earle Martin (1), (2).................     45     President, Chief Executive Officer and
                                                  Chairman
Joachim Vollmar (2)...................     53     Executive Vice President, European
                                                  Operations, Managing Director (PRA
                                                  GmbH) and Director
James C. Powers.......................     46     Executive Vice President, Worldwide
                                                  Business Development and Secretary
Patrick K. Donnelly (3)...............     39     Executive Vice President, Chief
                                                  Financial Officer and Director
Robert J. Dockhorn, M.D...............     63     Executive Vice President--IMTCI
Bruce A. Teplitzky....................     41     Vice President/Regional Director
Jessie C. Goodpasture, Ph.D...........     45     Vice President/Regional Director
W. Bain MacLachlan....................     57     Vice President/Regional Director
John S. Shillingford, Ph.D............     48     Vice President/Regional Director
David W. Dockhorn, Ph.D...............     36     Vice President/Regional Director
Douglas R. Dockhorn...................     33     Vice President/Corporate Services
Harry H. Penner, Jr. (1), (4).........     52     Director
Judith Ann Hemberger (1), (2), (4)....     50     Director
Daniel A. D'Aniello (2)...............     51     Director
David W. Dupree (1), (2), (3).........     44     Director
Peter M. Manos (4)....................     31     Director

--------
(1) Member of Compensation Committee
(2) Member of Executive Committee
(3) Member of Acquisition Committee
(4) Member of Audit Committee

  The Vice Presidents identified above are key employees of the Company but are not executive officers.

  Earle Martin is President and Chief Executive Officer and the Chairman of the Board of Directors of the Company. Mr. Martin joined Associates in June 1993 as Executive Vice President and Chief Financial Officer, assumed worldwide operations responsibility as Chief Operating Officer in August of 1995, became President in October of 1995, and was named Chief Executive Officer in August 1996. From 1988 to 1993, Mr. Martin was Director of Marketing and Business Development for GE Consulting Services, a subsidiary of the General Electric Company that provided information technology consulting and software development services to Fortune 500 clients. From 1982 to 1988, Mr. Martin was Marketing Director at two software products companies and worked as an independent management consultant. Between 1979 and 1982 he was a technical specialist and New England Regional Marketing Manager for the Network Services Division of Automatic Data Processing, and from 1977 to 1979 he was Manager of Research Computing at the Hartford Insurance Group. Mr. Martin began his career as a Research Assistant at the University of Virginia School of Medicine where he developed software and provided statistical support for clinical drug trials and other medical research. Mr. Martin has a B.A. in Biology from the University of Virginia (1975).

  Joachim Vollmar has served as Executive Vice President, European Operations and a Director of the Company since October 1996 and has also served as Managing Director of PRA GmbH since October 1992. He has 17 years of experience in the pharmaceutical industry in the development of drugs and diagnostics. Mr. Vollmar has planned, analyzed or written reports for more than 200 preclinical studies in conjunction with toxicology experts and for more than 300 clinical trials in areas including diabetes-mellitus, hyperlipidemia, diabetes, cardiovascular diseases, oncology, respiratory and auto-immuno diseases. Prior to joining the Company in 1992, Mr. Vollmar was Head of Department Risk Analysis Therapeutics at Boehringer Mannheim GmbH, Germany. He received his diploma in mathematics at the University of Karlsruhe and is currently the President of the German Region of the International Biometrics Society and a member of the European Steering Committee of the Drug Information Association.

  James C. Powers is Executive Vice President of Worldwide Business Development and Secretary of the Company. Mr. Powers joined the Company in September 1988 as Vice President and General Manager, became President of North American Operations in January 1992 and was named Executive Vice President of Worldwide Business Development in January 1996. In his present position, Mr. Powers is responsible for worldwide sales and marketing activities of the Company. Prior to joining the Company, Mr. Powers was Vice President at University Technology Corporation from 1985 to 1988, where he was responsible for identifying and managing technology start-up businesses. While at University Technology Corporation, he served as Vice President of EndoTox Corporation, an endocrine and drug testing laboratory in Richmond, Virginia. From 1973 to 1985, Mr. Powers held positions of increasing responsibility at Clairol, Inc., a division of Bristol-Myers Company. Mr. Powers received a B.S. in Administration and Management Science from Carnegie-Mellon University in 1973.

  Patrick K. Donnelly is Executive Vice President, Chief Financial Officer and a Director of the Company. Mr. Donnelly joined the Company in October 1996 and has been a Director of the Company since 1994. From 1992 to 1994, he was Vice President and, from December 1994 to January 1997, he was President of Virginia Capital L.P. and Vedcorp, LLC, two affiliated venture capital firms located in Richmond, Virginia. Mr. Donnelly received his B.S. degree from the College of Business and Public Administration at the University of Missouri and an MBA from The Smeal College of Business at The Pennsylvania State University.

  Robert J. Dockhorn, M.D. has served as a Director and Executive Vice President of IMTCI since the Company's acquisition of IMTCI in April 1997. From 1984 until the acquisition, Dr. Dockhorn was the Director and President of IMTCI. In addition, although this organization became inactive in December 1994, Dr. Dockhorn has been the sole Director, President and Physician Practitioner with Robert J. Dockhorn, M.D., P.A. (f/k/a Allergy & Asthma Consultants, P.A.) since 1974 and was also a physician with Allergy Clinics of America, Inc. (f/k/a Premier Allergy, Inc.) from October 1992 through December 1994. Dr. Dockhorn is the father of Dr. David W. Dockhorn and Douglas R. Dockhorn, both officers of the Company.

  Bruce A. Teplitzky has served as the Vice President/Regional Director of the Company's Charlottesville, Virginia operations since August 1996. From 1993 until his employment by the Company, Mr. Teplitzky was employed by Corning Besselaar as an Assistant Director, Clinical Research (1993-1994), an Associate Director, Clinical Research (1994-1995), the Director, Clinical Research (1995-February 1996) and the Director of Operations (February 1996-August 1996).

  Jessie C. Goodpasture, Ph.D. has served as the Vice President/Regional Director of the Company's San Francisco, California operations since January 1997. Prior to joining the Company, Dr. Goodpasture was the Executive Director of Biometric Research Institute, Inc. from January 1996 through January 1997 and from 1989 through 1995 she was employed by Syntex Development Research as a Clinical Program Director (1989-1992), a Senior Clinical Program Director (1993-1994) and the Director, Clinical Research (1994-1995).

  W. Bain MacLachlan has served as the Vice President/Regional Director of the Company's Red Bank, New Jersey office since September 1995. From February 1991 through June 1995, Mr. MacLachlan was the General Manager of VRG
International, a CRO located in Eatontown, New Jersey.

  John S. Shillingford, Ph.D. is the Vice President/Regional Director of the Company's Mannheim, Germany operations. Dr. Shillingford joined the Company in 1995. He received his BSc. (Hons) and Ph.D. (Biochemical

Pharmacology) from the University of Surrey in England. He worked in major pharmaceutical companies for 10 years in clinical research prior to entering the CRO industry in 1984. Prior to joining the Company, Dr. Shillingford was Head of International Clinical Operations of IFE GmbH, University of Witten-Herdecke, Germany from 1994 through 1995 and from 1992 through 1994 he was the Business Development Director of Health Care Research (UK) Ltd. Dr. Shillingford has conducted research projects in all European countries and has extensive CRO management experience.

  David W. Dockhorn has served as the Vice President/Regional Director of the Company's Kansas City area operations since the Company's acquisition of IMTCI in April 1997. From 1990 until the acquisition, Dr. Dockhorn was employed by IMTCI as Director of Multicenter Management, Data Management and Statistical Services (1990-1992), Director of Inpatient Services (1991-1992), Vice President of Clinical Research (1992-April 1997) as well as Director and Assistant Secretary (1994-April 1997). David Dockhorn is the son of Dr. Robert
J. Dockhorn and the brother of Douglas R. Dockhorn.

  Douglas R. Dockhorn has served as the Vice President/Corporate Services of the Company since the Company's acquisition of IMTCI in April 1997. From 1986 until the acquisition, Mr. Dockhorn was employed by IMTCI as Business Administrator (1986-1990), Vice President of Administration (1990-1995) and Director, Senior Vice President, Secretary and Treasurer (1995-April 1997). Douglas Dockhorn is the son of Dr. Robert J. Dockhorn and the brother of Dr. David W. Dockhorn.

  Harry H. Penner, Jr. has served as a Director of the Company since October 1997. Since December 1993, he has been the President, Chief Executive Officer and a Director of Neurogen Corporation (Branford, Connecticut), a pharmaceutical company engaged in the design and development of small molecule neuropharmaceuticals. From 1981 to November 1993, Mr. Penner served both in the United States and Europe in a variety of senior executive positions with Novo Nordisk A/S, a Danish based pharmaceuticals and biochemicals company. Mr. Penner holds an undergraduate degree from the University of Virginia and graduate degrees from both Fordham University and New York University. He also serves on the Board of Directors of Anergen, Inc. and T Cell Sciences, Inc., both of which are publicly traded biotechnology companies.

  Judith Ann Hemberger has served as a Director of the Company since October 1997. From 1995 until July 1997, Dr. Hemberger was the Senior Vice President, Global Drug Regulatory Affairs of Hoechst Marion Roussel, Inc. and, from 1989 through 1995 she was employed by Marion Merrell Dow Inc. as Vice President, Regulatory Affairs and Scientific Communications (1989-1990), Vice President, Global Regulatory Affairs and Scientific Communications (1990-1992), Vice President, Global Regulatory and Medical Affairs (1992-1994) and Vice President, Global Medical Affairs and Commercial Development (1994-1995). Dr. Hemberger received a B.S. degree from Mount St. Scholastics College, a Ph.D. in pharmacology from the University of Missouri--Kansas City and an MBA from Rockhurst College. Since 1992, Dr. Hemberger has served on the Dean's Advisory Board of the School of Pharmacy, University of Missouri--Kansas City and, since May 1997, she has served on the Board of Directors and as the Chair of the Audit Committee of NexStar Pharmaceutical.

  Daniel A. D'Aniello has served as a member of the Board of Directors of the Company since October 1996 and until October 15, 1997 served as the Chairman of the Board. In 1987 Mr. D'Aniello became a founding Partner of The Carlyle Group, a private equity investment firm and an affiliate of certain stockholders of the Company, where he has served as Managing Director. Mr. D'Aniello is a 1968 graduate of Syracuse University and a 1974 graduate of the Harvard Business School. Mr. D'Aniello is Chairman of GTS Duratek, Inc. and International Technology Corporation, and serves on the Board of Directors of Baker & Taylor, Inc., CB Commercial Real Estate Group, Inc. and Elgar Electronics Corporation.

  David W. Dupree has served as a Director of the Company since October 1996 and served as a Vice President of the Company from October 1996 until his resignation in September 1997. Prior to joining The Carlyle Group in 1992, where he is a Managing Director, Mr. Dupree was a Principal in Corporate Finance, Private Placements, with Montgomery Securities. Previously, he had been Vice President-Corporate Finance and Co-Head of Equity Private Placements at Alex. Brown & Sons, Incorporated. Mr. Dupree currently serves on the Board of Directors of Care Systems Corporation, Whole Foods Market, Inc. and Insight Health Services Corp. Mr. Dupree is a graduate of the University of North Carolina at Chapel Hill, and received his MBA from the Babcock Graduate School of Management, Wake Forest University.

  Peter M. Manos has served as a Director of the Company since October 1996 and served as a Vice President of the Company from October 1996 until his resignation in September 1997. Mr. Manos is a Vice President of The Carlyle Group. Mr. Manos worked as an investment banker for Donaldson, Lufkin & Jenrette, from 1989 to 1992, and for Peers & Co., an investment banking subsidiary of the Long Term Credit Bank of Japan, from 1992 to 1993. Mr. Manos received a Bachelor of Arts from Stanford University and an MBA from the Harvard Business School.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established an Audit Committee, a Compensation Committee, an Executive Committee and an Acquisition Committee. The Audit Committee reviews the Company's accounting practices, internal auditing controls and financial results and oversees the engagement of the Company's independent public auditors. The Compensation Committee reviews and recommends to the Board of Directors the salaries, bonuses and other forms of compensation for executive officers of the Company and administers various compensation and benefit plans. The members of the Company's Audit Committee are Messrs. Penner and Manos and Dr. Hemberger. The members of the Company's Compensation Committee are Messrs. Martin, Penner and Dupree and Dr. Hemberger. The Executive Committee, which has not met to date, performs such duties as it may be directed to perform from time to time by the Board of Directors. The members of the Company's Executive Committee are Messrs. Martin, Vollmar and Dupree and Dr. Hemberger. The Acquisition Committee considers possible acquisitions for the Company and makes recommendations to the Board of Directors with regard to the terms and conditions on which acquisitions favorable to the Company may be undertaken. The members of the Company's Acquisition Committee are Messrs. Donnelly and Dupree. The Board of Directors does not maintain a nominating committee or a committee performing similar functions.

  Officers of the Company are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified, although certain officers have Employment Agreements with the Company. See "Management--Employment Agreements." There are no family relationships among any of the executive officers or directors of the Company, except that Robert
J. Dockhorn, M.D. is the father of both Douglas R. Dockhorn and David W. Dockhorn, all of whom are officers of the Company.

PRA STRATEGIC ADVISORY SERVICES GROUP

  The PRA Strategic Advisory Services group consists of full time senior staff with significant expertise in a variety of major functional disciplines and includes, among others:

    Barbara Loughman, Ph.D.--Director of International Regulatory Affairs and full time Company employee, former Director of International Drug Regulatory Affairs, Immuno-inflammatory Diseases Research, and other positions at Marion Merrell Dow, with 25 years of drug development experience.

    Roger Flora, Ph.D.--Director of Biostatistics and full time Company employee, former Director of Statistics and Data Services at A.H. Robbins Company, with 25 years of drug development experience.

    Monika Pietrek, M.D.--Director of Safety Management and full time Company employee, former Manager of Central Epidemiology, Business Development and Head of Pharmacovigilance at Hoffmann La Roche, with 15 years of medical and drug development experience.

    Carl Peck, M.D.--Chairman of the Company's Scientific Advisory Board and retained consultant, former Assistant Surgeon General of the United States Public Health Service and Director of the U.S. Food and Drug
  Administration's Center for Drug Evaluation and Research, currently Director of the Center for Drug Development Science at Georgetown University.

    John Urquardt, M.D.--retained consultant in pharmacoepidemiology, pharmacoeconomics and drug development strategy, currently President of APREX Corporation and Professor of Pharmacoepidemiology at the University of Limberg (The Netherlands).

    Steven Gordon, M.D.--Director of Site Management Operations and full time Company employee, formerly in private gynecology practice at Northside Gynecological and Obstetric Professional Association (Atlanta), with 27 years of medical experience, the last four of which were focused on the conduct of clinical research.

    Robert Desjardins, M.D.--retained consultant in pre-clinical and clinical drug development regulatory strategy, formerly Vice President Clinical Research at Lederle Laboratories, currently full time clinical research consultant.

    Michael Cooper, M.D.--consultant in Phase I-II cancer trial design, currently Associate Professor, University of Vermont.

DIRECTOR COMPENSATION

  Directors who are employees of the Company or officers of investors in the Company receive no compensation for serving on the Board of Directors. Unaffiliated outside Directors are entitled to $2,000 for each Board meeting attended in person, $500 for each Board meeting conducted by teleconference and $500 for each Board Committee meeting attended. In addition, each unaffiliated outside director receives options to acquire 5,000 shares of Common Stock upon first becoming a Director and options to acquire an additional 1,000 shares of Common Stock each full year that he or she serves as a Director.

EXECUTIVE COMPENSATION

  The following tables set forth information with respect to the annual compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the fiscal year ended December 31, 1996 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE
                              (1996 FISCAL YEAR)

                                   ANNUAL COMPENSATION(1)
                               -------------------------------
      NAME AND PRINCIPAL                                          ALL OTHER
           POSITION              SALARY     BONUS   OPTIONS(#) COMPENSATION(2)
      ------------------       ---------- --------- ---------- ---------------
Earle Martin
 President, Chief Executive
 Officer and Chairman......... $  123,958       --   109,827     $     281(3)
Joachim Vollmar
 Executive Vice President,
 European Operations and
 Director..................... DM 280.000 DM 67.500  109,827     DM 21.733(3)
James C. Powers
 Executive Vice President,
 Business Development......... $  115,000       --   109,827     $   2,798(4)
Patrick K. Donnelly(5)
 Executive Vice President,
 Chief Financial Officer and
 Director .................... $   21,314       --   228,027             --
Robert J. Dockhorn, M.D.(6)
 Executive Vice President--
 IMTCI........................ $  257,692 $  50,000      --      $  13,050(7)

--------
(1) No Named Executive Officer received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of such individual's salary plus annual bonus.
(2) No Named Executive Officer received any Long-Term Compensation.
(3) Represents Company payments of life and accident insurance premiums.
(4) Represents (i) $426 paid by the Company in respect of life insurance premiums, (ii) $1,022 paid by the Company to its 401(k) plan on behalf of Mr. Powers and (iii) $1,350 paid by the Company for reimbursement of club memberships.
(5) Employment commenced effective October 16, 1996.
(6) Reflects compensation paid by IMTCI prior to its being acquired by the Company.
(7) Represents (i) $4,357 paid by IMTCI to its profit sharing plan on behalf of Dr. Dockhorn and (ii) $8,693 paid by the Company in respect of life insurance premiums.

STOCK OPTION GRANTS

  The following tables contain certain information concerning the grant of stock options under the Company's Stock Option Plans during the year ended December 31, 1996, and the number and value of options held at December 31, 1996 by each of the Named Executive Officers. Except as noted, these options are currently or will become exercisable upon the completion of the Offering.

                       OPTION GRANTS IN 1996 FISCAL YEAR

                                                                       POTENTIAL REALIZABLE VALUE
                                                                         AT ASSUMED ANNUAL RATES
                                                                       OF STOCK PRICE APPRECIATION
                                       INDIVIDUAL GRANTS                   FOR OPTION TERM (1)
                          -------------------------------------------- ------------------------------
                                     PERCENT OF
                            NUMBER     TOTAL
                              OF      OPTIONS
                          SECURITIES GRANTED TO
                          UNDERLYING EMPLOYEES  EXERCISE OR
                           OPTIONS   IN FISCAL  BASE PRICE  EXPIRATION
          NAME            GRANTED(2)    YEAR     PER SHARE     DATE     5% ($)   10% ($)   0%($)(3)
          ----            ---------- ---------- ----------- ---------- --------- --------- ----------
Earle Martin
 President Chief
 Executive Officer and
 Chairman...............   109,827      13.0%      $5.93     10/22/06    359,000   884,000       --
Joachim Vollmar
 Executive Vice
 President, European
 Operations and
 Director...............   109,827      13.0%      $5.93     10/22/06    359,000   884,000       --
James C. Powers
 Executive Vice
 President, Business
 Development............   109,827      13.0%      $5.93     10/22/06    359,000   884,000       --
Patrick K. Donnelly
 Executive Vice
  President,
 Chief Financial Officer
  and                      118,200      14.0%      $2.92     10/10/06    320,000   789,000   236,000
 Director...............   109,827      13.0%      $5.93     10/22/06    359,000   884,000       --
Robert J. Dockhorn, M.D.
 Executive Vice
 President - IMTCI......       --         --         --           --         --        --        --

--------
(1) The amounts shown as potential realizable value on options are based on assumed amortized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options, as required by the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be realized.
(2) Except for (i) the issuance of options to purchase 88,650 shares of Common Stock at an exercise price of $2.92 per share to Mr. Donnelly in connection with the commencement of his employment with the Company, which options will vest in connection with the Offering, and (ii) options to purchase 29,550 shares of Common Stock at an exercise price of $2.92 per share awarded to Mr. Donnelly as a Director prior to employment, which options were fully vested on the grant date, the Company believes that the options were granted at prices equal to or in excess of the then-fair market value of the Common Stock. With respect to the options to purchase 109,827 shares of Common Stock granted to each of Messrs. Martin, Powers, Vollmar and Donnelly, options in respect of 27,457 shares vest 25% per year on the anniversary of the date of grant, and options in respect to 82,370 shares will vest in connection with the Offering.
(3) Represents potential realizable value on the date of grant calculated based on the difference between the exercise price and fair market value on the date of grant.

STOCK OPTIONS EXERCISED DURING FISCAL YEAR 1996 AND FISCAL YEAR-END OPTION
VALUES

  The following table sets forth certain information concerning each exercise of a stock option during fiscal 1996 and outstanding stock options held at the end of fiscal 1996 by the Named Executive Officers.

              AGGREGATE OPTION EXERCISES IN 1996 FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                                            OPTIONS AT DECEMBER 31, 1996          AT DECEMBER 31, 1996
          NAME                                                           (#)                              ($)
          ----                                              --------------------------------   -------------------------
                          SHARES ACQUIRED
                          ON EXERCISE (#) VALUE REALIZED($)  EXERCISABLE      UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
                          --------------- ----------------- --------------   ---------------   ----------- -------------
Earle Martin
 President, Chief
 Executive Officer and
 Chairman...............      177,300          793,350                     0           109,827          0     293,238
Joachim Vollmar
 Executive Vice
 President, European
 Operations and
 Director...............          --               --                118,200           109,827  1,005,882     293,238
James C. Powers
 Executive Vice
 President, Business
 Development............          --               --                 59,100           109,827    502,941     293,238
Patrick K. Donnelly
 Executive Vice
 President, Chief
 Financial Officer and
 Director...............          --               --                 29,550           198,477    167,844     796,770
Robert J. Dockhorn, M.D.
 Executive Vice
 President--IMTCI.......          --               --                    --                --         --          --

EMPLOYMENT AGREEMENTS

  Earle Martin, James Powers and Patrick Donnelly each entered into an employment agreement with Associates on October 11, 1996, October 11, 1996 and October 16, 1996, respectively. These employment agreements, which expire on November 1, 1998 but provide for automatic renewal for successive one-year terms unless either party thereto elects not to renew at least 90 days before the expiration of the current term, provide for an annual base salary of $125,000 or, in the case of Mr. Powers, $115,000, subject to increases approved by the Compensation Committee. In addition, the employment agreements provide for cash bonuses and stock options as approved by the Compensation Committee.

  Joachim Vollmar entered into an employment agreement with Associates dated April 14, 1992, as amended. This employment agreement, which expires on November 1, 1998, but provides for automatic renewal for successive one-year terms unless either party thereto elects not to renew at least six months before the expiration of the current term, provides for an annual base salary of DM 294.000, subject to increases approved by the Compensation Committee. In addition, the employment agreement provides for cash bonuses and stock options as approved by the Compensation Committee.

  Each of the foregoing employment agreements also provides that (i) in the event that employment is terminated by Associates other than for "good cause," the employee shall be entitled to a severance in an amount equal to the sum of
(a) 6-months' base salary plus (b) an additional 6-months' base salary less the fair market value of vested options granted pursuant to such employment agreement or shares of Common Stock held as a result of the exercise of such vested options and, (ii) in the event that employment is terminated by such employee as a result of a breach by Associates, employee shall be entitled to a severance payment in an amount equal to 12-months' base salary.

  In April 1997, Robert J. Dockhorn, M.D. entered into an Employment Agreement with IMTCI. This Employment Agreement has an initial three-year term but is subject to renewal for successive one-year terms upon the delivery by either party of a renewal request at least 90 days prior to the end of the current term, so long as the request is not declined by the other party within such 90-day period. This Agreement also provides for an annual salary of $175,000, subject to increases approved by the Compensation Committee, as well as cash bonuses and stock options as may be approved by the Compensation Committee.

  In October 1997, Dr. Judith Ann Hemberger entered into a Consulting Agreement with Associates. Pursuant to the agreement, Dr. Hemberger is to perform consulting services on an as needed basis at rates between $1,000 and $2,000 per day, as determined on a case-by-case basis. The agreement is terminable by either party upon thirty days' notice.

STOCK INCENTIVE PLANS

  Prior to July 1997, the Company awarded stock options to certain directors, employees and consultants under the terms of the Pharmaceutical Research Associates, Inc. Stock Option Plan, which was adopted and assumed by the Company in October 1996 in connection with its recapitalization and reorganization and amended and restated in September 1997 (as so amended and restated, the "1993 Plan"). As part of that recapitalization and reorganization, existing 1993 Plan options to purchase shares of Class B Common Stock of Associates were exchanged on a one-to-one basis for options to purchase shares of Common Stock. Options to purchase an aggregate of 1,656,379 shares of Common Stock were outstanding as of October 15, 1997 under the 1993 Plan at exercise prices ranging from $0.09 to $13.96 per share. The Company does not intend to make any additional option awards under the 1993 Plan.

  In July 1997 the Board of Directors adopted the PRA International, Inc. 1997 Stock Option Plan and reserved for issuance thereunder an aggregate of 197,000 shares of Common Stock (as amended and restated in September 1997, the "1997 Plan" and, collectively with the 1993 Plan, the "Plans"). Options to purchase an aggregate of 81,019 shares of Common Stock at exercise prices ranging from $11.00 to $13.96 per share were outstanding as of October 15, 1997 under the 1997 Plan.

  The purpose of the 1993 Plan was, and the purpose of the 1997 Plan is, to provide directors, key employees and certain advisors with additional incentives by increasing their proprietary interest in the Company.

  The 1993 Plan provided and the 1997 Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and restricted stock (collectively "Awards"). The 1997 Plan will be administered by the full Board of Directors of the Company or, at the discretion of the Board, the Compensation Committee provided that it is comprised solely of two or more nonemployee directors who are "disinterested" within the meaning of Rule 16b-3 (the full Board or the Compensation Committee, as applicable, the "Committee"). Subject to the terms of the 1997 Plan, the Committee has the sole authority to grant Awards under the 1997 Plan, to construe and interpret the 1997 Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the 1997 Plan. Similarly, the Committee has the authority to administer, interpret and construe and carry out the 1993 Plan.

  All of the Company's employees and consultants and its subsidiaries are eligible to receive Awards under the 1997 Plan, but only employees of the Company are eligible to receive ISOs. In addition, the 1997 Plan provides for automatic grants to unaffiliated outside Directors of options to purchase 5,000 shares of Common Stock upon initial election as a Director and options to purchase 1,000 shares of Common Stock on each anniversary thereafter that he or she continues to serve as a Director. Options will be exercisable during the period specified in each stockholder's or option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be determined by the Committee or the Board, as applicable. Notwithstanding the provisions of any stockholder's or option agreement, options may, in the discretion of the Committee, become immediately exercisable for any or no reason, and in particular, but without in any way limiting the Committee's discretion, in the event of a "change of control" (as defined in the Plan) of the Company and in the event of certain mergers and reorganizations of the Company. In addition, the Company has the right, exercisable in its discretion, to vest certain options in the event of an extraordinary event relating to the Company, including, without limitation, a corporate acquisition or merger, a sale of all or substantially all of the stock of the Company or an asset or private stock sale. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Stock).

  The exercise price for ISOs granted under either of the Plans may be no less than the fair market value of the Common Stock on the date of grant (or, in the case of the 1993 Plan, 110% in the case of ISOs granted to employees owning more than 10% of the Common Stock). The exercise price for nonqualified options and all other Awards granted under the 1997 Plan will be in the discretion of the Committee.

  The Code provides special rules for the income tax treatment of ISOs. Except as noted below, no taxable income results to a holder of options granted pursuant to the 1993 Plan or the 1997 Plan (an "Optionholder") either upon the grant of an ISO or upon the issuance of shares to the Optionholder upon exercise of the option. Instead, on a disposition of the shares of Common Stock acquired, provided such disposition is not a "disqualifying disposition" as defined below, the difference between the amount realized on disposition and the amount paid for the shares of Common Stock will be treated for tax purposes as gain or loss from the disposition of a capital asset. In general, a "disqualifying disposition" is a disposition within two years from the date the option was granted or within one year after the transfer of the shares to the Optionholder following exercise of the ISO. A disqualifying disposition does not, however, include a transfer of the shares received upon exercise of an ISO by an insolvent individual to a trustee or other fiduciary pursuant to the requirements of, or as allowed by the United States bankruptcy code. In the event of a disqualifying disposition, both ordinary income and capital gain or loss may be recognized by the Optionholder. Specifically, on a disqualifying disposition ordinary income must be recognized by the Optionholder in an amount equal to (i) the lower of the fair market value of the shares at the time of exercise and the price at which such shares were sold, less (ii) the exercise price paid for the shares. In addition, on a disqualifying disposition capital gain or loss may be recognized in the amount of the difference between the amount realized and the basis of the shares (which basis will first be increased by the amount of ordinary income recognized on the disqualifying disposition). Although the exercise of an ISO will not generally result in taxable income, any income an Optionholder would have been required to recognize had the option been a nonqualified stock option will be includable in the Optionholder's income for purposes of the alternative minimum tax.

  Because nonqualified stock options are considered to have no readily ascertainable fair market value under applicable Treasury regulations, no taxable income will be recognized by an Optionholder upon the grant of such an option. The Optionholder will instead recognize ordinary income on the date of exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. The basis of the shares for purposes of determining the amount of capital gain or loss to be recognized on any subsequent taxable disposition of the shares will then include both the amount paid for the shares and the amount of ordinary income recognized in connection with the exercise of the option (i.e., the fair market value of the shares on the date of exercise of the option).

  The Company will be entitled to a deduction in connection with an ISO or a nonqualified stock option only in the event and to the extent ordinary income is recognized by the Optionholder. Any such deduction will be allowed to the Company for its taxable year with which or in which ends the taxable year of the Optionholder in which the Optionholder's recognition of ordinary income occurs.

  As of the closing of the Offering, the option holders will have outstanding options to purchase up to 1,737,398 shares of Common Stock granted under the Plans and the Company will have reserved 115,981 shares of Common Stock for future issuance under its 1997 Plan. The Company intends to register the shares issuable upon exercise of options granted under the Plans and, upon such registration, the shares will be eligible for resale in the public market. See "Shares Eligible for Future Sale."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is responsible for determining salaries, incentives and all other forms of compensation for directors and officers of the Company. The Compensation Committee also administers various incentive compensation and benefit plans, including the Plans. The members of the Compensation Committee of the Board of Directors are Messrs. Martin, Penner, Dupree and Dr. Hemberger, with Mr. Martin being the only member who is an employee of the Company and Dr. Hemberger being the only member who is a consultant of the Company. See "--Committees of the Board of Directors," and "--Employment Agreements."

                             CERTAIN TRANSACTIONS

  In November 1994, pursuant to a $1,000,000 venture capital financing with Virginia Capital, L.P. ("Virginia Capital"), successor in interest to Vedcorp, L.C., Associates issued (i) a 12.5% subordinated debenture originally due December 31, 1998 in the original principal amount of $750,000, (ii) a warrant to purchase shares of Class C Common Stock of Associates constituting 6.67% of the common stock of Associates on a fully-diluted basis for an aggregate exercise price of $500,000 and (iii) 53,512 shares of Class E Preferred Stock of Associates. In August 1997, the debenture was repaid in full and the warrant, as subsequently modified, was exercised in part for 249,921 shares of Common Stock.

  In August 1995, pursuant to a venture capital financing with Sirrom Investments, Inc. ("Sirrom"), successor in interest to Sirrom Capital Corporation, Associates issued (i) a secured promissory note in the original principal amount of $2 million due August 10, 2000, which is secured by a subordinated blanket lien on Associates' assets and (ii) a stock purchase warrant exercisable for shares of Class C Common Stock of Associates constituting 6% of the common stock of Associates on a fully-diluted basis for an aggregate exercise price of $.01 per share, which, as subsequently modified, was exercised in full in April, 1997. In connection with this transaction, Virginia Capital's warrant was replaced by a warrant to purchase shares of Class C Common Stock of Associates constituting 12.27% of the common stock of Associates on a fully-diluted basis for an aggregate exercise price of $500,000.

  In 1996, Associates made a loan to Associates' founder, Raymond J. Rugloski, in the amount of $500,000. This loan was financed from the proceeds of its sale of 76,830 shares of Class F Preferred Stock of Associates, representing 4% of the common stock of Associates on a fully-diluted basis, to Virginia Capital, Sirrom and Messrs. Earle Martin, James Powers, Joachim Vollmar and W. Bain MacLachlan. Mr. Rugloski repaid this loan in full in October 1996.

  In September 1996, as a result of anti-dilution protections afforded Raymond Rugloski and his wife, Carolyn Rugloski, Sheridan Snyder, Virginia Capital, Sirrom and the other Class F Preferred Stockholders of Associates, 44,925 shares of Class A Common Stock were issued to the Rugloskis, 4,992 additional shares of Class B Common Stock were issued to Mr. Snyder, the amount of shares of Class C Common Stock of Associates for which Virginia Capital's and Sirrom's warrants were exercisable was increased by 9,479 and 3,792 shares, respectively, and the Class F Preferred Stockholders of Associates received an additional 5,482 shares of Class F Preferred Stock.

  (All of the foregoing references to the share numbers of capital stock of Associates are on an as-issued basis and do not reflect the effect of the stock split on the shares of Common Stock received in respect thereof pursuant to the agreement and plan of share exchange referred to below.)

  In October 1996, the Company completed a recapitalization and reorganization. First, the Company became the holding company of Associates, pursuant to an agreement and plan of share exchange between the Company and Associates. Under the agreement and plan of share exchange, all outstanding shares and all options and warrants to purchase shares of each class of common and preferred stock of Associates were acquired by the Company in exchange for an identical number of outstanding shares and options and warrants to purchase shares of Common Stock. The Company then sold, for an aggregate purchase price of approximately $19.1 million, 1,631,548 shares of its Series A Preferred Stock to certain affiliates of The Carlyle Group, along with a related warrant agreement providing for the issuance of warrants to purchase an identical number of shares of Common Stock upon the occurrence of certain circumstances. A portion of this issuance was immediately transferred to an entity unrelated to Carlyle. In November 1996, Virginia Capital purchased 26,534 shares of Series A Preferred Stock and a related warrant agreement for an aggregate purchase price of approximately $310,000. (Simultaneously with the closing of the Offering, these shares of Series A Preferred Stock will convert into shares of Common Stock at the same ratio as the Common Stock stock split being effected prior to the closing of the Offering and the warrant agreements, as well as certain other rights and interests, will terminate in their entirety.) The Company used approximately $9.2 million of the proceeds from the sale of the Series A Preferred Stock to purchase certain shares of, or options for, Common Stock, including approximately $7.0 million to purchase shares from Raymond Rugloski and certain of his family members. Daniel A. D'Aniello, David
W. Dupree and

Peter M. Manos, each a Director of the Company, are a Managing Director, a Managing Director and a Vice President, respectively, of The Carlyle Group.

  In April 1997, the Company acquired the capital stock of IMTCI, a CRO with a trials management and clinical research center in Lenexa, Kansas and three investigational sites in Kansas, from the following selling stockholders: Dr. Robert J. Dockhorn, an executive officer of IMTCI; Dr. Dockhorn's wife, Beverly W. Dockhorn; Dr. Dockhorn's sons, each of whom is an officer of Associates, Douglas R. Dockhorn and David W. Dockhorn, jointly with their respective wives and, in the case of Douglas R. Dockhorn, individually; and the Robert and Beverly Dockhorn Charitable Remainder Unitrust. Of the aggregate purchase price of approximately $15.3 million paid to IMTCI's stockholders, $8 million was paid in the form of cash, $5.3 million was paid in the form of notes and $2 million was paid in the form of shares of Common Stock. Following the acquisition of the IMTCI shares by the Company, IMTCI transferred to Associates certain assets not essential to IMTCI's clinical site activities.

  In May 1997, the Company, through IMTCI, acquired the capital stock of Crucible, a site management organization with a clinical research center and investigational sites in Atlanta, another investigational site in Savannah, Georgia and an investigational affiliation in San Juan, Puerto Rico. Stephen
F. Gordon, M.D. and Kathleen A. Oettinger, who continue to be officers and directors of Crucible, owned 52% and 24%, respectively, of the outstanding capital stock of Crucible, with the remainder of the capital stock being owned by Ms. Oettinger's husband, Roy H. Autry, Ph.D. The aggregate purchase price of approximately $300,000 was paid to the sellers in cash. At the time of the closing of the Crucible acquisition, Dr. Gordon and Ms. Oettinger had received loans from Crucible in the aggregate amount of approximately $247,000. In the event that Crucible meets certain net revenue thresholds during 1997 and 1998, these two individuals are entitled to receive bonuses, to be applied solely to the repayment of such loans, up to an aggregate amount equal to the amount of these loans. Any amounts outstanding after the 1998 bonus calculation are be to repaid in five equal annual installments commencing on December 31, 1999 and the repayment of such loans is secured by all stock options granted to such individuals from time to time and any Common Stock received by them in connection with any exercise thereof.

  In October, 1997, the Company, through IMTCI Limited, acquired the assets of Clinical Research Limited ("CRL"), a site management organization with an investigational affiliation in Surrey, England. The purchase price of
(Pounds)     was paid in cash and, as part of the transaction, IMTCI Limited
guaranteed a (Pounds)     overdraft facility established by Ray Ridler, the
Managing Director of CRL, and now an officer of IMTCI Limited, for CRL's working capital purposes.

  The Company leases its facilities in Lenexa, Kansas from Dockhorn Properties, L.L.C., a Kansas limited liability company owned by Robert J. Dockhorn, Trustee of the Robert J. Dockhorn Revocable Trust dated January 5, 1984, as amended, who individually is an officer of IMTCI, and Douglas R. Dockhorn and David W. Dockhorn, who both are officers of the Associates. The Company expects to make annualized payments of approximately $1,249,520 under this lease. The Company's Prairie Village, Kansas facilities are leased from Beverly W. Dockhorn, Trustee of the Beverly W. Dockhorn Revocable Trust dated January 5, 1984, as amended, who individually is the wife of Robert J. Dockhorn. The Company expects to make annualized payments of approximately $128,012 under such lease. The Company has been advised by its real estate advisor that both of these leases provide rents and other terms and conditions that are commercially reasonable in the markets involved.

  The Company believes that the terms of all of the above transactions are as favorable to the Company as would have been obtained through arms-length negotiations with unrelated parties.

RELATED-PARTY TRANSACTIONS POLICY

  The Company has adopted a policy that all future transactions between the Company and its officers, directors and affiliates must be on terms no less favorable to the Company than those that could be obtained from unrelated third parties, and must be approved by a majority of the disinterested members of the Company's Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 15, 1997 and as adjusted to reflect the sale of the Common Stock being offered in the Offering, by (i) each person or group that is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                          PERCENTAGE OF SHARES
                                                           BENEFICIALLY OWNED
                                                          ---------------------
                                                SHARES
                                             BENEFICIALLY PRIOR TO    AFTER
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS       OWNED (1)   OFFERING OFFERING (2)
---------------------------------------      ------------ -------- ------------
The Carlyle Group (3).......................  3,214,147     50.4%      35.2%
Virginia Capital, L.P. (4)..................    691,582     10.8%       7.6%
Earle Martin (5)............................    368,278      5.8%       4.0%
James C. Powers (6).........................    366,901      5.8%       4.0%
Joachim Vollmar.............................    282,750      4.4%       3.1%
Patrick K. Donnelly.........................    207,435      3.2%       2.3%
Robert J. Dockhorn, M.D. (7)................     75,116      1.2%       *
Harry H. Penner, Jr. .......................      5,000      *          *
Judith Ann Hemberger........................      5,000      *          *
Daniel A. D'Aniello (8).....................        --       --         --
David W. Dupree (8).........................        --       --         --
Peter M. Manos (8)..........................        --       --         --
All executive officers and directors as a
 group (10 persons).........................  1,310,480     20.5%      14.4%

--------
* Less than one percent.

(1) Unless otherwise indicated below, assumes that the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Information in the table reflects options granted under the 1993 Plan and the 1997 Plan to the extent that such options are or become exercisable on or before December 31, 1997. Accordingly, the totals for the following executive officers and all executive officers and directors as a group include the following shares represented by options: Mr. Martin, 89,235 shares; Mr. Powers, 148,335 shares; Mr. Vollmar, 207,435 shares; Mr. Donnelly, 207,435 shares; Mr. Penner, 5,000 shares; and Dr. Hemberger, 5,000 shares.
(2) Assumes no exercise of the over-allotment option.
(3) Represents 3,214,147 shares owned by certain investment partnerships, of which affiliates of The Carlyle Group (collectively, the "Carlyle Affiliates") are the general partner or, in the case of State Board Administration of Florida, with respect to which a Carlyle Affiliate has all rights other than the right to receive dividends and other distributions and other purely financial rights. Includes 1,045,319 shares held of record by Carlyle Partners II, L.P., 47,711 shares held of record by Carlyle Partners III, L.P., 882,357 shares held of record by Carlyle International Partners II, L.P., 47,542 shares held of record by Carlyle International Partners III, L.P., 198,667 shares held of record by C/S International Partners, 1,097 shares held of record by Carlyle Investment Group, L.P., 437,507 shares held of record by Carlyle-PRA Partners, L.P., 114,864 shares held of record by Carlyle-PRA International Partners, L.P., and 439,083 shares held of record by State Board Administration of Florida. The Carlyle Affiliates disclaim beneficial ownership of the shares owned by such record holders to the extent attributable to partnership interests therein held by persons other than the Carlyle Affiliates and their affiliates. Each of such investment partnerships share voting and investment power with certain of its respective affiliates. The address of The Carlyle Group is 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2505.

(4) Includes 236,136 shares issuable upon the exercise of an outstanding warrant. Virginia Capital, L.P.'s address is 9 South 12th Street, Suite 400, Richmond, VA 23219.
(5) Mr. Martin's business address is PRA International, Inc., American Center, 8300 Boone Boulevard, Suite 310, Vienna, Virginia 22182.
(6) Mr. Powers' business address is Pharmaceutical Research Associates, Inc., 2400 Old Ivy Road, Charlottesville, VA 22903
(7) Includes Dr. Robert J. Dockhorn's beneficial interest in 59,458 shares held by the Robert J. Dockhorn Revocable Trust, 4,913 shares held by the Beverly W. Dockhorn Revocable Trust and 10,745 shares held by the Robert and Beverly Dockhorn Charitable Remainder Unitrust. While Dr. Dockhorn does not currently hold voting or investment rights with respect to the shares held by these last two trusts and disclaims beneficial interest in such shares, he is the current income and principal beneficiary and successor co-trustee of the Beverly W. Dockhorn Revocable Trust and is the current income beneficiary during his lifetime of the Robert and Beverly Dockhorn Charitable Remainder Unitrust.
(8) Each of Messrs. D'Aniello, Dupree and Manos is an officer of The Carlyle Group.

                          DESCRIPTION OF CAPITAL STOCK

  Effective as of the closing of the Offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of October 15, 1997, there were 1,736,632 shares of Common Stock and 1,658,082 shares of Series A Preferred Stock outstanding. Upon the completion of the closing of the Offering, there will be 7,753,053 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option), after giving effect to the conversion of the outstanding shares of Series A Preferred Stock into Common Stock and the sale of the shares of Common Stock being offered in the Offering. The holders of shares of Common Stock are entitled to one vote per share held on all matters submitted to a vote of stockholders of the Company and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, and, after the Offering, the current stockholders and directors and officers of the Company will be able to elect all of the directors. In addition, holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. Dividend and liquidation rights attributable to the Common Stock would be subject to any preferential rights associated with any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offering will be, when issued, fully paid and nonassessable.

WARRANTS

  As of September 30, 1997, there is one outstanding warrant held by Virginia Capital, L.P. and exercisable for up to 236,136 shares of Common Stock. This warrant has an expiration date of November 14, 2001 and has an exercise price of $1.06 per share. Virginia Capital is entitled to certain registration rights in respect of the shares of Common Stock issuable upon exercise of its warrant. See "Registration Rights."

PREFERRED STOCK

  After giving effect to the conversion of the Series A Preferred Stock (which will occur simultaneously with the closing of the Offering), there will be no shares of Preferred Stock outstanding. The Board of Directors has the authority to issue Preferred Stock in one or more series, and, to the fullest extent permitted by law, to fix the rights, preferences, privileges and restrictions, including dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. The rights and preferences of the Preferred Stock may be senior to the rights and preferences of the Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly, with terms calculated to defeat a proposed takeover of the Company, or to make the removal of the management of the Company more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

REGISTRATION RIGHTS

  Pursuant to the terms of the Stockholders' Agreement entered into by certain of the Company's stockholders and the Company in connection with the Company's sale of Series A Preferred Stock to certain affiliates of The Carlyle Group, the Company granted to those affiliate purchasers the right on two occasions, and memorialized the rights of each of Virginia Capital and Sirrom on one occasion, to require, at any time after the closing of a registration for the Company's initial public offering, that the Company register under the Securities Act shares of Common Stock held by them or to be held by them upon the exercise of certain conversion rights or outstanding warrants, provided that, in each such case, such offering must reasonably be predicted to effect the registration of an aggregate gross amount of the Company's Common Stock having a value of at least $25 million, including shares of Common Stock requested to be registered pursuant to the following paragraph.

  These securityholders also have a "piggyback" right to have their shares of Common Stock included in any registration by the Company initiated on its own behalf or on behalf of its other stockholders other than a registration for the Company's initial public offering. Messrs. Martin, Powers, Vollmar and MacLachlan also have such a piggyback right as to an aggregate of 38,915 shares. Such piggyback registration rights are subject to the right of the managing underwriters of an underwritten offering to limit the number of such stockholders' shares to be included in such offering.

  The Company will bear the expenses of all such registrations, other than the legal fees of participating stockholders and the underwriters' fees, discounts or commissions relating to their Common Stock being registered.

  The former IMTCI stockholders also were granted piggyback registration rights in any subsequent public offering by the Company with respect to the 143,272 shares of Common Stock received by them as partial payment by the Company for the capital stock of IMTCI pursuant to the terms of the related stock purchase agreement.

  In October 1997, all of the foregoing registration rights were consolidated into a single Registration Rights Agreement.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Restated Certificate of Incorporation and Amended and Restated By-Laws (the "By-Laws") provide that, effective upon the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Company may be taken only at duly called annual or special meetings of the stockholders, and that special meetings may be called only by the Chairman of the Board of Directors, the President or a majority of the Board of Directors of the Company. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of the Company, including actions to remove directors. These provisions also may discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired all or a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

  The Company's Restated Certificate of Incorporation and By-Laws provide that, effective upon the consummation of the Offering, for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice of nominations or other business to be brought before a stockholders meeting must be delivered not less than 50 days prior to such stockholders meeting, provided that in the event that less that 55 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, a notice of nominations or other business to be brought before such stockholders meeting must be delivered within seven days following the day on which such notice of the date of the stockholders meeting was given or such public disclosure was made. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

  The Company's Restated Certificate of Incorporation and By-Laws provide for the division of the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. See "Management--Executive Officers, Key Employees and Directors." A director may be removed only for cause and then only by the vote of the majority of the shares entitled to vote for the election of directors.

  The Company's Restated Certificate of Incorporation empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential short-term economic benefit to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Company's capital stock, the estimated current value of the Company in a freely negotiated transaction and the estimated future value of the Company as an independent entity, and (ii) the impact of such a transaction on the employees, suppliers and customers of the Company and its effect on the communities in which the Company operates.

  The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Company's Restated Certificate of Incorporation requires the affirmative vote of at least two-thirds of the outstanding voting stock of the Company to amend or repeal any of the foregoing provisions, the aforementioned provisions relating to the ability of the Board of Directors to issue shares of Preferred Stock or to reduce the number of authorized shares of Common Stock or Preferred Stock. A two-thirds vote also is required to amend or repeal any of the foregoing By-Law provisions. Such two-thirds stockholders vote would in either case be in addition to any separate class vote that might, in the future, be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders. The By-Laws also may be amended or repealed by a majority vote of the Board of Directors.

  The Company's Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The General Corporation Law of Delaware also authorizes the Company to indemnify its directors and officers and the Company's Restated Certificate of Incorporation does to the fullest extent provided by law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have a total of 7,753,053 shares of Common Stock outstanding (8,165,553 shares if the Underwriters' over-allotment options are exercised in full). Of these shares, the 2,750,000 shares of Common Stock offered hereby (3,162,500 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 5,003,053 shares of Common Stock outstanding and the 1,414,084 shares of Common Stock issuable upon exercise of outstanding options and warrants beginning 90 days after the Offering (collectively, the "Restricted Shares") are or will be issued and sold by the Company in private transactions in reliance upon one or more exemptions contained in the Securities Act. Subject to their agreement with the Underwriters described below, the holders of Restricted Shares may, in certain circumstances, be eligible to sell such shares in the public market pursuant to Rule 144 or Rule 701 promulgated under the Securities Act ("Rule 701").

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) that has beneficially owned Restricted Shares for at least one year, including persons that may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 77,531 shares upon completion of the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person that is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. In addition, at any time after 90 days following the effective date of this Prospectus, shares issued in compliance with Rule 701 and which are otherwise transferable in accordance with the terms of any restrictive agreements with the Company relating thereto may be sold without regard to the holding period referred to above, as described below.

  Subject to certain limitations on the aggregate offering price of securities offered and sold in reliance on Rule 701 and certain other conditions, Rule 701 may be relied upon with respect to the resale of shares of Common Stock originally purchased from the Company by its employees, directors, officers, consultants and advisors between May 20, 1988 (the effective date of Rule 701) and the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act (including options granted before May 20, 1988 and exercises thereof after the date of this Prospectus). Shares of Common Stock issued in reliance on Rule 701 are "Restricted Shares" and, beginning 90 days after the date of this Prospectus, may be sold by affiliates, subject to the provisions described above regarding manner of sale, notice requirements, volume limitations and the availability of current public information under Rule 144, but without compliance with its two-year minimum holding period requirement, and by persons other than affiliates, subject only to the provisions regarding manner of sale under Rule 144.

  Under Rule 144 (and subject to the conditions thereof), approximately 4,446,345 Restricted Shares will become eligible for sale upon completion of the Offering, of which 4,446,345 are subject to lockup restrictions as described below, and under Rule 701 (and subject to the conditions thereof), approximately 1,355,248 additional Restricted Shares will become eligible for sale 90 days after the Offering, of which 1,345,248 shares are subject to lockup restrictions as described below. The Company, its officers and directors, and certain other stockholders of the Company (who in the aggregate will hold 6,407,137 Restricted Shares upon completion of the Offering) have agreed that they will not directly or indirectly, offer, sell, offer to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable, or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of the Underwriters' Representatives, for a period of 180 days from the date of this Prospectus, except, in some cases, certain transfers to affiliated parties are permitted. In addition, certain holders of the Common Stock may require the Company to register their shares of Common Stock under the Securities Act, which would permit such holders to resell a certain amount of their shares without complying with Rule 144. See "Description of Capital Stock-- Registration Rights." Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock.

  Prior to the Offering, there has been no public market for the Common Stock of the Company and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur could adversely affect the market price of Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Effect of Outstanding Shares on Market" and "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
      Smith Barney Inc.........................................
      NationsBanc Montgomery Securities, Inc...................
      Wessels, Arnold & Henderson, L.L.C.......................
                                                                     -----
        Total..................................................

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., NationsBanc Montgomery Securities, Inc. and Wessels, Arnold and Henderson, L.L.C. are acting as representatives (the "Representatives"), propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers
at a price which represents a concession not in excess of $   per share under
the public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $   per share to other Underwriters or
to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 412,500 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

  In connection with this Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a snydicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, its officers and directors and certain other stockholders, holding in the aggregate substantially all of the Company's currently outstanding equity securities, have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock except, in the case of the Company, in certain limited circumstances and, in some cases, for certain transfers to affiliated parties.

  Prior to the Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

                                 LEGAL MATTERS

  Certain legal matters relating to the Company will be passed upon for the Company by Bingham Dana LLP, Washington, D.C. Certain legal matters relating to the Underwriters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C.

                                    EXPERTS

  The audited consolidated financial statements and schedule of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory fourth paragraph with respect to the change in the method of computing depreciation in 1996, as discussed in
Note 3 to the consolidated financial statements.

  The consolidated financial statements of PRA International, Inc. at December 31, 1995, and for each of the two years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The audited financial statements of IMTCI included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission, a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement on Form S-1, as amended, and the exhibits and schedules thereto (collectively, the "Registration Statement"), certain items of which may be omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and in each instance reference is made to the copy of such documents filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, which may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission. Copies of such materials may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
COMPANY CONSOLIDATED FINANCIAL STATEMENTS
  Reports of Independent Public Accountants...............................  F-2
  Consolidated Balance Sheets as of December 31, 1995, December 31, 1996
   and June 30, 1997......................................................  F-4
  Consolidated Statements of Income for the years ended December 31, 1994,
   December 31, 1995, and December 31, 1996 and for the six months ended
   June 30, 1996 and 1997.................................................  F-6
  Consolidated Statements of Stockholders' Deficit for the years ended
   December 31, 1994, December 31, 1995, and December 31, 1996 and for the
   six months ended June 30, 1997.........................................  F-7
  Consolidated Statements of Cash Flows for the years ended December 31,
   1994, December 31, 1995, and December 31, 1996 and for the six months ended June 30, 1996 and 1997...........................................  F-9
  Notes to Consolidated Financial Statements.............................. F-10
IMTCI FINANCIAL STATEMENTS
  Report of Independent Public Accountants................................ F-27
  Balance Sheets as of September 30, 1995, September 30, 1996 and March
   31, 1997............................................................... F-28
  Statements of Income for the years ended September 30, 1995 and 1996 and for the six months ended March 31, 1996 and 1997....................... F-29
  Statements of Stockholders' Equity for the years ended September 30,
   1995 and 1996 and for the six months ended March 31, 1997.............. F-30
  Statements of Cash Flows for the years ended September 30, 1995 and 1996 and for the six months ended March 31, 1996 and 1997................... F-31
  Notes to Financial Statements........................................... F-32
PRO FORMA CONDENSED FINANCIAL STATEMENTS
  Pro Forma Condensed Consolidated Statements of Income................... F-37
  Pro Forma Condensed Consolidated Statements of Income for the year ended
   December 31, 1996...................................................... F-38
  Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 1997.................................................... F-39
  Notes to Pro Forma Condensed Consolidated Financial Statements.......... F-40

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PRA International, Inc.:

  We have audited the accompanying consolidated balance sheets of PRA International, Inc. (a Delaware corporation), as of December 31, 1996, and June 30, 1997, and the related consolidated statements of income, stockholders' deficit, and cash flows for the year and the six-month period then ended, respectively. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRA International, Inc., as of December 31, 1996, and June 30, 1997, and the consolidated results of its operations and its cash flows for the year and the six months then ended, respectively, in conformity with generally accepted accounting principles.

  As explained in Note 3 to the consolidated financial statements, effective January 1, 1996, the Company changed its method of accounting for depreciation of fixed assets for certain fixed assets acquired subsequent to January 1, 1996.

                                          /s/ Arthur Andersen LLP

Washington, D.C.
September 8, 1997

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
PRA International, Inc.

  We have audited the accompanying consolidated balance sheet of PRA International, Inc. as of December 31, 1995 and the related consolidated statements of income, stockholders' deficit and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRA International, Inc. as of December 31, 1995 and the consolidated results of their operations and their cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Vienna, Virginia
March 8, 1996

                            PRA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                   AS OF
                                                DECEMBER 31,           AS OF
                                           -----------------------   JUNE 30,
                                              1995        1996         1997
                                           ----------  -----------  -----------
                                   ASSETS
Current assets:
  Cash and cash equivalents..............  $2,474,000  $15,117,801  $ 2,355,846
  Accounts receivable and unbilled
   services, less allowance of $27,515,
   $132,098, and $77,232 as of December
   31, 1995 and 1996, and June 30, 1997,
   respectively..........................   5,760,511    8,192,931   12,278,247
  Income taxes receivable................         --           --        85,539
  Prepaid expenses and other current
   assets................................     167,700      205,427      383,205
                                           ----------  -----------  -----------
    Total current assets.................   8,402,211   23,516,159   15,102,837
Fixed assets:
  Furniture and fixtures.................     605,274    1,352,685    3,572,850
  Computer hardware and software.........   1,789,673    3,264,126    6,103,015
  Leasehold improvements.................     263,059      507,657      857,026
                                           ----------  -----------  -----------
                                            2,658,006    5,124,468   10,532,891
  Accumulated depreciation and
   amortization..........................  (1,795,898)  (2,228,739)  (3,908,793)
                                           ----------  -----------  -----------
                                              862,108    2,895,729    6,624,098
                                           ----------  -----------  -----------
Goodwill, net of accumulated amortization
 of $91,947 as of June 30, 1997..........         --           --    14,064,635
Other assets.............................     135,490      212,405      583,207
                                           ----------  -----------  -----------
    Total assets.........................  $9,399,809  $26,624,293  $36,374,777
                                           ==========  ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                            PRA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     PRO FORMA
                                                                       AS OF
                                AS OF DECEMBER 31,        AS OF       JUNE 30,
                              -----------------------   JUNE 30,        1997
                                 1995        1996         1997      (SEE NOTE 3)
                              ----------  -----------  -----------  ------------
                                                                    (UNAUDITED)
                   LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........  $  562,376  $ 1,527,498  $ 3,013,436  $ 3,013,436
  Accrued expenses..........     868,933    2,052,359    3,164,547    3,164,547
  Income taxes payable......         --       192,878          --           --
  Advance billings..........   4,868,558    8,553,938    6,506,323    6,506,323
  Current portion of
   convertible seller notes.         --           --       747,734          --
  Current portion of long-
   term debt................     266,896      392,509       22,176       22,176
                              ----------  -----------  -----------  -----------
    Total current
     liabilities............   6,566,763   12,719,182   13,454,216   12,706,482
                              ----------  -----------  -----------  -----------
Convertible seller notes,
 less current portion.......         --           --     4,581,847          --
Long-term debt, less current
 portion....................   2,232,960    2,154,775    4,541,696      518,194
                              ----------  -----------  -----------  -----------
    Total liabilities.......   8,799,723   14,873,957   22,577,759   13,224,676
                              ----------  -----------  -----------  -----------
Commitments (Note 11)
Redeemable convertible
 preferred stock (Note 8):
  Class E preferred stock,
   no par value, 197,000
   shares authorized,
   105,419 shares issued and
   outstanding as of
   December 31, 1995........     250,000          --           --           --
  Series A preferred stock,
   $.01 par value, 3,800,000
   shares authorized,
   1,658,082 shares issued
   and outstanding as of
   December 31, 1996, and
   June 30, 1997.
   Liquidation preference of
   $20,589,298 as of June
   30, 1997.................         --    19,196,922   20,128,894          --
Redeemable common stock
 warrants (Note 8)..........   1,043,701          --           --           --
                              ----------  -----------  -----------  -----------
                               1,293,701   19,196,922   20,128,894          --
                              ----------  -----------  -----------  -----------
Stockholders' deficit (Note
 9):
  Preferred stock...........     500,000          --           --           --
  Common stock $.01 par
   value, 25,000,000 shares
   authorized 1,903,671;
   2,671,686, and 3,046,036
   shares issued as of
   December 31, 1995, and
   1996, and June 30, 1997,
   respectively, and
   6,753,437 on a pro forma
   basis....................      19,037       26,717       30,460       67,534
  Additional paid-in
   capital..................     418,955    1,754,030    3,751,460   33,399,304
  Accumulated deficit.......    (826,508)    (465,438)  (1,297,553)  (1,644,187)
  Adjustment to record
   excess of redemption
   value over carrying value
   of redeemable preferred
   stock and common stock
   warrants.................    (714,606)         --           --           --
  Deferred compensation.....         --      (165,799)    (143,693)         --
  1,545,540 shares of common
   stock in treasury, at
   cost.....................         --    (8,539,487)  (8,539,487)  (8,539,487)
  Cumulative foreign
   currency translation
   adjustment...............     (90,493)     (56,609)    (133,063)    (133,063)
                              ----------  -----------  -----------  -----------
    Total stockholders'
     (deficit) equity.......    (693,615)  (7,446,586)  (6,331,876)  23,150,101
                              ----------  -----------  -----------  -----------
    Total liabilities and
     stockholders' (deficit)
     equity.................  $9,399,809  $26,624,293  $36,374,777  $36,374,777
                              ==========  ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            PRA INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          -------------------------------------  --------------------------
                             1994         1995         1996          1996          1997
                          -----------  -----------  -----------  --------------------------
                                                                 (UNAUDITED)
Professional fee
 revenues...............  $11,324,602  $13,656,890  $27,480,424  $ 11,482,017  $ 21,337,690
Less reimbursed costs...   (1,273,185)  (1,422,963)  (5,970,684)   (2,088,441)   (3,290,456)
                          -----------  -----------  -----------  ------------  ------------
    Net revenues........   10,051,417   12,233,927   21,509,740     9,393,576    18,047,234
Operating costs and
 expenses:
  Direct costs..........    6,277,195    8,260,925   14,951,791     6,452,725    13,032,130
  Selling, general, and
   administrative.......    2,853,080    3,334,028    4,160,843     1,912,286     3,995,790
  Depreciation and
   amortization.........      281,578      257,895      446,926       180,683       640,118
  Stock repurchase and
   other equity
   compensation (Notes 9
   and 10)..............          --           --       643,599           --         22,106
                          -----------  -----------  -----------  ------------  ------------
Income from operations..      639,564      381,079    1,306,581       847,882       357,090
Interest expense........      (76,934)    (363,958)    (461,732)     (227,588)     (369,192)
Interest income.........       55,374       60,532      355,981        98,595       244,869
Other income (expense),
 net....................       58,675       55,451      (20,317)      (57,403)      (42,411)
                          -----------  -----------  -----------  ------------  ------------
Income before income
 taxes..................      676,679      133,104    1,180,513       661,486       190,356
Provision for income
 taxes..................      230,197          --       415,652       232,906        90,499
                          -----------  -----------  -----------  ------------  ------------
    Net income..........      446,482      133,104      764,861       428,580        99,857
Accretion and dividends.          --      (714,606)  (2,300,862)   (1,665,999)     (931,972)
                          -----------  -----------  -----------  ------------  ------------
Net income (loss)
 available to common
 stockholders...........  $   446,482  $  (581,502) $(1,536,001) $ (1,237,419) $   (832,115)
                          ===========  ===========  ===========  ============  ============
Unaudited pro forma data
 (Note 3):
  Pro forma net income
   (loss) available to
   common stockholders..                            $  (683,982)               $    263,790
                                                    ===========                ============
  Pro forma net income
   (loss) per share.....                            $     (0.12)               $       0.04
                                                    ===========                ============
  Pro forma weighted
   average shares
   outstanding..........                              5,718,857                   6,977,297

  The accompanying notes are an integral part of these consolidated financial statements.

                                                                      PRA INTERN

                                                           CONSOLIDATED STATEMEN

                                            REDEEMABLE PREFERRED STOCK
                                     ---------------------------------------------------------------
                         REDEEMABLE
                           COMMON           SERIES A               CLASS E         PREFERRED STOCK
                           STOCK     -----------------------  ------------------  ------------------
                          WARRANTS     SHARES      AMOUNT      SHARES    AMOUNT    SHARES    AMOUNT
                         ----------  ----------  -----------  --------  --------  --------  --------
Balance as of December
 31, 1993............... $      --          --   $       --        --   $    --        --   $    --
 Foreign currency
  translation
  adjustment............        --          --           --        --        --        --        --
 Issuance of common and
  preferred stock.......        --          --           --    105,419   250,000    16,739    50,000
 Net income.............        --          --           --        --        --        --        --
                         ----------  ----------  -----------  --------  --------  --------  --------
Balance as of December
 31, 1994...............        --          --           --    105,419   250,000    16,739    50,000
 Foreign currency
  translation
  adjustment............        --          --           --        --        --        --        --
 Exercise of common
  stock options.........        --          --           --        --        --        --        --
 Issuance of Series F
  preferred stock.......        --          --           --        --        --    136,220   450,000
 Issuance of common
  stock warrants in
  connection with long-
  term debt.............    329,095         --           --        --        --        --        --
 Accretion on redeemable
  common stock warrants.    714,606         --           --        --        --        --        --
 Net income.............        --          --           --        --        --        --        --
                         ----------  ----------  -----------  --------  --------  --------  --------
Balance as of December
 31, 1995...............  1,043,701         --           --    105,419   250,000   152,959   500,000
 Foreign currency
  translation
  adjustment............        --          --           --        --        --        --        --
 Issuance of Series F
  preferred stock.......        --          --           --        --        --     15,136    50,000
 Exercise of common
  stock options.........        --          --           --        --        --        --        --
 Dividends on preferred
  stock.................        --          --           --        --        --        --        --
 Accretion on Class E
  preferred stock.......        --          --           --        --    231,072       --        --
 Accretion on redeemable
  common stock warrants.  1,665,999         --           --        --        --        --        --
 Expiration of puts on
  Class E preferred
  stock and redeemable
  common stock warrants. (2,709,700)        --           --   (105,419) (481,072)  105,419   250,000
 Issuance of common and
  preferred stock
  pursuant to
  antidilution
  protection............        --          --           --        --        --     10,800       --
 Conversion of
  convertible preferred
  stock in Associates
  for common stock in
  PRA International.....        --          --           --        --        --   (284,314) (800,000)
 Compensation recorded
  for stock option
  grants................        --          --           --        --        --        --        --
 Amortization of
  deferred stock option
  compensation..........        --          --           --        --        --        --        --
 Repurchase of common
  stock.................        --          --           --        --        --        --        --
 Issuance of Series A
  preferred stock.......        --    1,658,082   18,853,014       --        --        --        --
 Accrued dividends on
  Series A preferred
  stock.................        --          --       343,908       --        --        --        --
 Net income.............        --          --           --        --        --        --        --
                         ----------  ----------  -----------  --------  --------  --------  --------
Balance as of December
 31, 1996...............        --    1,658,082   19,196,922       --        --        --        --
 Foreign currency
  translation
  adjustment............        --          --           --        --        --        --        --
 Exercise of redeemable
  common stock warrants.        --          --           --        --        --        --        --
 Issuance of common
  stock in conjunction
  with acquisition......        --          --           --        --        --        --        --
 Amortization of
  deferred stock option
  compensation..........        --          --           --        --        --        --        --
 Accretion and accrued
  dividends on Series A
  preferred stock.......        --          --       931,972       --        --        --        --
 Net income.............        --          --           --        --        --        --        --
                         ----------  ----------  -----------  --------  --------  --------  --------
Balance as of June 30,
 1997...................        --    1,658,082   20,128,894       --        --        --        --
 Pro forma adjustments
  (unaudited) (Note 3)..        --   (1,658,082) (20,128,894)      --        --        --        --
                         ----------  ----------  -----------  --------  --------  --------  --------
Pro forma balance as of
 June 30, 1997
 (unaudited)............ $      --          --   $       --        --   $    --        --   $    --
                         ==========  ==========  ===========  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

ATIONAL, INC.

TS OF STOCKHOLDERS' DEFICIT

           STOCKHOLDERS'
DEFICIT
------------------------------

                                                                         TREASURY STOCK
                                             REDEMPTION               ---------------------  CUMULATIVE
  COMMON STOCK     ADDITIONAL                VALUE OVER                                        FOREIGN
------------------   PAID-IN    ACCUMULATED   CARRYING     DEFERRED                          TRANSLATION
 SHARES    AMOUNT    CAPITAL      DEFICIT      VALUE     COMPENSATION  SHARES     AMOUNT     ADJUSTMENT     TOTAL
---------  ------- -----------  -----------  ----------  ------------ --------- -----------  ----------- ------------
1,843,093  $18,430 $   266,322  $(1,406,094) $      --     $    --          --  $       --    $  93,993  $ (1,027,349)
      --       --          --           --          --          --          --          --     (110,062)     (110,062)
   54,668      547     149,453          --          --          --          --          --          --        200,000
      --       --          --       446,482         --          --          --          --          --        446,482
---------  ------- -----------  -----------  ----------    --------   --------- -----------   ---------  ------------
1,897,761   18,977     415,775     (959,612)        --          --          --          --      (16,069)     (490,929)
      --       --          --           --          --          --          --          --      (74,424)      (74,424)
    5,910       60       3,180          --          --          --          --          --          --          3,240
      --       --          --           --          --          --          --          --          --        450,000
      --       --          --           --          --          --          --          --          --            --
      --       --          --           --     (714,606)        --          --          --          --       (714,606)
      --       --          --       133,104         --          --          --          --          --        133,104
---------  ------- -----------  -----------  ----------    --------   --------- -----------   ---------  ------------
1,903,671   19,037     418,955     (826,508)   (714,606)        --          --          --      (90,493)     (693,615)
      --       --          --           --          --          --          --          --       33,884        33,884
      --       --          --           --          --          --          --          --          --         50,000
  287,518    2,875      33,935          --          --          --          --          --          --         36,810
      --       --          --       (59,883)        --          --          --          --          --        (59,883)
      --       --          --           --     (231,072)        --          --          --          --       (231,072)
      --       --          --           --   (1,665,999)        --          --          --          --     (1,665,999)
      --       --      329,095          --    2,611,677         --          --          --          --      3,190,772
  196,183    1,962      (1,962)         --          --          --          --          --          --            --
  284,314    2,843     797,157          --          --          --          --          --          --            --
      --       --      176,850          --          --     (176,850)        --          --          --            --
      --       --          --           --          --       11,051         --          --          --         11,051
      --       --          --           --          --          --    1,545,540  (8,539,487)        --     (8,539,487)
      --       --          --           --          --          --          --          --          --            --
      --       --          --      (343,908)        --          --          --          --          --      (343,908)
      --       --          --       764,861         --          --          --          --          --        764,861
---------  ------- -----------  -----------  ----------    --------   --------- -----------   ---------  ------------
2,671,686   26,717   1,754,030     (465,438)        --     (165,799)  1,545,540  (8,539,487)    (56,609)   (7,446,586)
      --       --          --           --          --          --          --          --      (76,454)      (76,454)
  231,078    2,311      (1,138)         --          --          --          --          --          --          1,173
  143,272    1,432   1,998,568          --          --          --          --          --          --      2,000,000
      --       --          --           --          --       22,106         --          --          --         22,106
      --       --          --      (931,972)        --          --          --          --          --       (931,972)
      --       --          --        99,857         --          --          --          --          --         99,857
---------  ------- -----------  -----------  ----------    --------   --------- -----------   ---------  ------------
3,046,036   30,460   3,751,460   (1,297,553)        --     (143,693)  1,545,540  (8,539,487)   (133,063)   (6,331,876)
3,707,401   37,074  29,647,844     (346,634)        --      143,693         --          --          --     29,481,977
---------  ------- -----------  -----------  ----------    --------   --------- -----------   ---------  ------------
6,753,437  $67,534 $33,399,304  $(1,644,187) $      --     $    --    1,545,540 $(8,539,487)  $(133,063) $ 23,150,101
=========  ======= ===========  ===========  ==========    ========   ========= ===========   =========  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            PRA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                              YEAR ENDED DECEMBER 31,                  JUNE 30,
                         ------------------------------------  ------------------------
                            1994        1995         1996         1996         1997
                         ----------  -----------  -----------  ----------- ------------
                                                               (UNAUDITED)
Operating activities:
 Net income............  $  446,482  $   133,104  $   764,861   $ 428,580  $     99,857
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in)
  operating
  activities--
 Depreciation and
  amortization.........     281,578      257,895      446,926     180,683       640,118
 Amortization of debt
  discount.............         --        27,425       65,819      32,910        35,900
 Stock repurchase
  compensation.........         --           --       632,548         --            --
 Noncash stock option
  compensation.........         --           --        11,051         --         22,106
 Deferred income
  taxes................     168,035          --           --          --       (107,209)
 Changes in operating
  assets and
  liabilities:
 Accounts receivable
  and unbilled
  services.............    (730,006)  (3,546,437)  (2,505,691)    681,739    (1,759,674)
 Income taxes
  receivable...........     173,593          --           --          --         80,316
 Prepaid expenses and
  other assets.........      24,669     (125,143)    (114,988)   (652,157)      (11,397)
 Accounts payable and
  accrued expenses.....      53,982       49,888    2,193,765     428,073     1,405,310
 Income taxes payable..      62,170          --       192,878     252,181      (192,878)
 Advance billings......    (268,960)   2,619,179    3,778,102   2,072,147    (2,466,519)
                         ----------  -----------  -----------   ---------  ------------
   Net cash provided by
    (used in) operating
    activities.........     211,543     (584,089)   5,465,271   3,424,156    (2,254,070)
Investing activities:
 Purchase of fixed
  assets...............    (181,904)    (506,238)  (2,509,127)   (517,105)   (2,857,394)
 Cash paid for
  acquisitions, net of
  cash acquired........         --           --           --          --     (7,521,999)
 Proceeds from disposal
  of fixed assets......         --         4,760       13,215         --            --
                         ----------  -----------  -----------   ---------  ------------
   Net cash used in
    investing
    activities.........    (181,904)    (501,478)  (2,495,912)   (517,105)  (10,379,393)
Financing activities:
 Proceeds from issuance
  of long-term debt....     750,000    2,000,000          --          --            --
 Repayments of long-
  term debt............    (105,670)     (43,509)     (16,557)     (8,412)      (51,648)
 Proceeds from issuance
  of preferred stock...     300,000      450,000   18,903,014      50,000           --
 Proceeds from issuance
  of common stock......         --           --           --          --          1,173
 Proceeds from stock
  option exercises.....         --         3,240       36,810         --            --
 Cash paid for stock
  repurchase...........         --           --    (9,172,035)        --            --
 Dividends paid........         --           --       (59,883)        --            --
                         ----------  -----------  -----------   ---------  ------------
   Net cash provided by
    (used in) financing
    activities.........     944,330    2,409,731    9,691,349      41,588       (50,475)
Effect of exchange rate
 on cash and cash
 equivalents...........    (110,062)     (81,816)     (16,907)     38,936       (78,017)
                         ----------  -----------  -----------   ---------  ------------
Increase (decrease) in
 cash and cash
 equivalents...........     863,907    1,242,348   12,643,801   2,987,575   (12,761,955)
Cash and cash
 equivalents at
 beginning of period...     367,745    1,231,652    2,474,000   2,474,000    15,117,801
                         ----------  -----------  -----------   ---------  ------------
Cash and cash
 equivalents at end of
 period................  $1,231,652  $ 2,474,000  $15,117,801   5,461,575  $  2,355,846
                         ==========  ===========  ===========   =========  ============
Supplemental
 information:
 Cash paid for taxes...  $   99,000  $       --   $    88,000   $  88,000  $    372,000
                         ==========  ===========  ===========   =========  ============
 Cash paid for
  interest.............  $   76,000  $   280,000  $   462,000   $ 129,000  $    369,000
                         ==========  ===========  ===========   =========  ============
Supplemental disclosure
 of noncash financing
 and investing
 activities:
 Assets acquired under
  capital lease........  $      --   $       --   $     7,525   $     --   $    500,506
                         ==========  ===========  ===========   =========  ============
 Issuance of seller
  notes and common
  stock in conjunction
  with acquisition.....  $      --   $       --   $       --    $     --   $  7,329,581
                         ==========  ===========  ===========   =========  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            PRA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AS OF DECEMBER 31, 1995 AND 1996, AND JUNE 30, 1997 (INFORMATION FOR THE SIX
                   MONTHS ENDED JUNE 30, 1996, IS UNAUDITED)

1. ORGANIZATION AND OPERATIONS:

ORGANIZATION AND RECAPITALIZATION

  PRA International, Inc. ("PRA International"), a holding company for Pharmaceutical Research Associates, Inc. ("Associates"), was incorporated under the state laws of Delaware in August 1996. Associates was incorporated under the state laws of Virginia in April 1982. In 1996, pursuant to the Agreement and Plan of Share Exchange (or "Recapitalization"), PRA International, Associates, and all stockholders agreed to exchange all of the outstanding common and preferred stock of Associates for an equal amount of a single class of $0.01 par value common stock of PRA International. Prior to the exchange of shares, all of the preferred stock of Associates was convertible into voting common stock of Associates, at the option of the holder. The proportionate interest of the stockholders was unaffected by the Recapitalization. The consolidated financial statements included herein for all periods prior to the Recapitalization are those of Associates.

CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of PRA International and its wholly owned subsidiaries, Associates, Pharm. Research Associates (UK) Limited ("PRA Limited"), Pharmaceutical Research Associates GmbH ("PRA GmbH"), International Medical Technical Consultants, Inc. ("IMTCI"), and the Crucible Group, Inc. ("Crucible") collectively hereafter referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

  The Company is a full-service international contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies. The Company's integrated services include data management, statistical analysis, clinical trials management, clinical study and protocol design, and regulatory and drug development consulting. The Company provides these services throughout the United States, Canada, and Europe.

RISKS AND OTHER FACTORS

  The Company's revenues are highly dependent on research and development expenditures of the pharmaceutical and biotechnology industries. The Company has and will likely continue to derive a substantial portion of its revenues from a relatively limited number of major programs or clients (see Note 3). The reduction in research and development expenditures by the pharmaceutical or biotechnology industries or the loss of any one or more significant clients could have a material adverse effect on the Company and its results of operations.

  Clients of the Company may generally terminate contracts without cause, upon 30 to 60 days' notice. While the Company generally negotiates payments and early termination fees up front, such terminations could significantly impact the level of staff utilization and have a material adverse effect on the Company and its results of operations.

  As discussed in Note 2, the Company acquired IMTCI, a site management organization ("SMO"), in April 1997. IMTCI derives revenues from investigational site management operations. Revenues from SMO-related operations result primarily from pharmaceutical and biotechnology clients and competing CROs. Some other CROs may be reluctant to utilize the Company's SMO operations, which could have a material adverse impact on the Company's SMO-related operations. Furthermore, the integration of a newly acquired business involves numerous risks, including costs incurred in effecting the acquisition, difficulty in assimilating operations and products, and the potential loss of key employees. There can be no assurance that this or any future acquisition

                            PRA INTERNATIONAL, INC.

will be successfully integrated into the Company's operations. Accordingly, there can be no assurances that the Company's management will be able to sustain, on a combined basis, the current operating performance of the stand-alone entities.

2. ACQUISITIONS:

  In April 1997, the Company acquired the outstanding stock of IMTCI, a clinical research and site management organization, for $8,000,000 in cash, 143,272 shares of the Company's common stock valued at $2,000,000 and approximately $5,330,000 in convertible notes payable (the "Seller Notes"). The Seller Notes accrue interest at a rate of 8.33 percent per annum. The acquisition was accounted for as a purchase, with the excess of the acquisition cost over the fair value of IMTCI's net assets being assigned to goodwill. The Company is amortizing the goodwill over a 40-year period. Results of operations of IMTCI are included in the consolidated financial statements subsequent to March 31, 1997.

  The purchase price was allocated as follows:

     Cash.......................................................... $ 1,120,000
     Accounts receivable...........................................   2,223,000
     Fixed assets and other assets.................................   1,382,000
     Goodwill......................................................  13,570,000
     Liabilities assumed and direct acquisition costs..............  (2,965,000)
                                                                    -----------
                                                                    $15,330,000
                                                                    ===========

  The unaudited pro forma operating results of the Company presented below reflect the acquisition of IMTCI as if it had occurred as of January 1, 1996. These results are not necessarily indicative of future operating results or what would have occurred had the acquisition been consummated at that date.

                                                  FOR THE          FOR THE
                                                YEAR ENDED     SIX MONTHS ENDED
                                             DECEMBER 31, 1996  JUNE 30, 1997
                                             ----------------- ----------------
                                                        (UNAUDITED)
   Net revenues.............................    $31,983,642      $20,981,110
   Net income (loss)........................        474,430         (198,264)
   Accretion and dividends..................     (2,300,862)        (931,972)
   Net loss available to common
    stockholders............................     (1,826,433)      (1,130,236)
   Net loss per share.......................          (0.17)             --

  Net loss available to common stockholders and net loss per share include those pro forma adjustments discussed in Note 3 and as presented in the accompanying consolidated statements of income, adjusted for the pro forma effects of the IMTCI acquisition.

  In May 1997, the Company acquired Crucible, a clinical research and site management organization, for $300,000 in cash. The acquisition was accounted for as a purchase, with the excess of the acquisition cost over the fair value of Crucible's net assets of approximately $587,000 being assigned to goodwill and amortized over 15 years. Results of operations of Crucible are included in the consolidated financial statements subsequent to the date of acquisition. Pro forma results are not presented as they are not material to the consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INTERIM FINANCIAL STATEMENTS

  The unaudited consolidated statements of operations and cash flows for the six months ended June 30, 1996, have been prepared by the Company and, in the opinion of management, include all adjustments (consisting of

                            PRA INTERNATIONAL, INC.

normal recurring adjustments) necessary to present fairly the Company's results of operations and cash flows. The operating results for the six months ended June 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997, or for any future, interim period.

UNAUDITED PRO FORMA BALANCE SHEET AND PRO FORMA NET INCOME OR LOSS PER SHARE

  If the offering contemplated by this prospectus is consummated, all of the Series A redeemable convertible preferred stock ("Series A Preferred Stock") outstanding as of the closing date will automatically be converted into shares of common stock. The pro forma balance sheet as of June 30, 1997, reflects the conversion of the outstanding shares of Series A Preferred Stock into 3,266,422 shares of common stock. The pro forma balance sheet also gives effect to: (i) the anticipated repayment of approximately $9.4 million of long-term debt with the proceeds from the offering (and the issuance of a sufficient number of additional shares necessary to repay the debt using the midpoint of the proposed offering range); (ii) the recognition of an extraordinary loss on the early extinguishment of long-term debt that the Company expects to repay with proceeds from the offering; and (iii) the acceleration of deferred stock option compensation expense related to stock options which vest upon the effective date of a public offering.

  Pro forma net income or loss per share gives effect to: (i) the forfeiture of accrued dividends on the Series A Preferred Stock upon automatic conversion into common stock; (ii) the expiration of the redemption rights on the Series A Preferred Stock; and (iii) the elimination of interest expense associated with long-term debt the Company expects to repay.

  As discussed in Note 8 to these consolidated financial statements, the Series A Preferred Stock will automatically convert provided that the offering price per share yields a minimum rate of return to the Series A Preferred stockholders and the net offering proceeds are at least $25 million. The Series A Preferred stockholders, have waived these requirements for an offering which closes prior to January 31, 1998.

  Pro forma weighted-average shares used in computing pro forma net income per share are based on the weighted-average number of shares outstanding during the periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, all shares, options, and warrants issued during the 12 months immediately preceding the initial public offering were treated as if they had been outstanding for all periods presented, using the treasury stock method and at a per share price of $11.00, the midpoint of the proposed offering range. Pro forma weighted average shares outstanding has been adjusted for the estimated number of shares that the Company would need to issue to repay the long-term debt discussed above, using the midpoint of the proposed offering range.

  Historical earnings per share data have been omitted because the automatic conversion of the Series A Preferred Stock into common stock materially changes the Company's capitalization. Primary income or loss per share is not presented as it would not materially differ from the amounts presented.

  In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements issued after December 15, 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period. The Company's basic net (loss) income per share, respectively, for the year ended December 31, 1996, and the six months ended June 30, 1997, was $(0.12) and $0.04 on a pro forma basis.

INCREASE IN AUTHORIZED SHARES AND STOCK SPLIT IN THE FORM OF A STOCK DIVIDEND

  In October 1997 the Company amended and restated its certificate of incorporation to increase the number of authorized shares of common stock to 25 million shares, with a par value of $0.01 per share. In addition, the

                            PRA INTERNATIONAL, INC.

Company effected a 1.97-for-one stock split of the common stock in the form of a stock dividend. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to these events.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

UNBILLED SERVICES

  Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed. Unbilled services are generally billable upon achievement of contract milestones, contract completion, or submission of appropriate billing information.

FIXED ASSETS

  Fixed assets are recorded at cost and are depreciated over the following estimated useful lives:

     Furniture and fixtures...................... 7 years
     Computer equipment and purchased software... 3-5 years
     Leasehold improvements...................... The shorter of 10 years or the lease term

  For furniture, fixtures, and computer equipment of Associates purchased prior to January 1, 1996, depreciation is computed using an accelerated method. Assets of these classes purchased after December 31, 1995, are depreciated using the straight-line method. The effect of this change was to increase net income by approximately $376,000 during 1996 and decrease pro forma loss per share by approximately $0.07 per share. Leasehold improvements and property held under capital leases are depreciated over the shorter of the life of the lease or the estimated useful life of the asset.

IMPAIRMENT OF LONG-LIVED ASSETS

  The Company reviews its long-lived assets, including goodwill resulting from business acquisitions, and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. The Company has determined that as of June 30, 1997, there has been no impairment in the carrying value of long-lived assets.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of current assets and current liabilities in the accompanying financial statements approximate fair value due to the short maturity of these instruments.

  As of June 30, 1997, the fair value of the senior subordinated note payable approximated $2,000,000. As of June 30, 1997, the fair value of the junior subordinated debentures, convertible Seller Notes payable, note payable to a bank, equipment loan and the line of credit, approximated their carrying values. The fair value of the Company's long-term debt was estimated using discounted cash flow analyses using interest rates offered on loans with similar terms to borrowers of similar credit quality.

                            PRA INTERNATIONAL, INC.

ADVANCE BILLINGS

  Advance billings represent amounts associated with services that have been prebilled, but have not yet been rendered.

REVENUE RECOGNITION

  The majority of the Company's revenues are generated under fixed-price contracts. Revenues from fixed-price contracts are recorded using the percentage-of-completion method based on the relationship of costs incurred to total estimated costs. Contract costs consist primarily of direct labor and other related labor costs. Revenues related to contract modifications are recognized when realization is assured and the amounts are reasonably determinable. A majority of the Company's contracts undergo scope modification over the contract period. Pass-through expenses generally include investigator fees, travel, and certain other contract costs that are reimbursed by the customer. Accordingly, such costs are deducted in determining net revenues.

  If it is determined that a loss will result from performance under a contract, the entire amount of the loss is charged against income in the period in which the determination is made. Clients generally may terminate a study at any time, which may cause periods of excess capacity and may significantly reduce revenues and earnings. To offset the effects of any terminations, the Company typically negotiates the payment of early termination fees.

SIGNIFICANT CUSTOMERS

  Net revenues from individual customers greater than 10 percent of consolidated net revenues in the respective periods were as follows:

                                                   YEAR ENDED         SIX MONTHS
                                                  DECEMBER 31,      ENDED JUNE 30,
                                                 ----------------  ----------------
                                                 1994  1995  1996     1996     1997
                                                 ----  ----  ----  ----------- ----
                                                                   (UNAUDITED)
     Customer A.................................  --%   --%   13%       11%     --%
     Customer B.................................  --    --    11        12      --
     Customer C.................................  --    11    --        --      --
     Customer D.................................  --    13    --        --      --
     Customer E.................................  --    --    --        --      10
     Customer F.................................  --    --    --        --      15
     Customer G.................................  11    --    --        --      --
     Customer H.................................  11    --    --        --      --

  Due to the nature of the Company's business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be insignificant in the next. However, the loss of any single significant customer could have a material adverse effect on the Company's results from operations.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to credit risk consist of accounts receivable and cash and cash equivalents. Accounts receivable include amounts due from pharmaceutical and biotechnology companies. Accounts receivable from individual customers that are greater than 10 percent of consolidated accounts receivable in the respective periods were as follows:

                                                     AS OF
                                                 DECEMBER 31,
                                                 ---------------       AS OF
                                                  1995     1996    JUNE 30, 1997
                                                 ------   ------   -------------
     Customer A.................................     --%      17%        --%
     Customer B.................................     --       13         --
     Customer C.................................     15       --         --
     Customer E.................................     --       19         10
     Customer F.................................     33       --         --
     Customer I.................................     10       --         --
     Customer J.................................     --       --         12

                            PRA INTERNATIONAL, INC.

  The Company provides reserves for potential credit losses. In management's opinion, there is no additional credit risk beyond amounts provided for such losses.

  As of June 30, 1997, the Company had invested approximately $1,956,000 in overnight repurchase agreements. The underlying collateral consists of U.S. government securities and U.S. government agency securities. Generally, the maturity date of the Company's repurchase agreements is the next business day. Due to the short-term nature of the agreements, the Company does not take possession of the securities, which are instead held at the Company's bank from which it purchases the securities. The carrying value of the agreements approximates fair value because of the short maturity of the investments. As a result, the Company believes that it is not exposed to any significant risk under its overnight repurchase agreements.

FOREIGN CURRENCY TRANSLATION

  The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the period. Revenue and expense accounts and cash flows of these operations are translated at average exchange rates prevailing during the period the transactions occurred. Translation gains and losses are included as an adjustment to the cumulative foreign currency translation adjustment account in stockholders' deficit. Transaction gains and losses are included in other income (expense), net, in the accompanying consolidated statements of income.

RECLASSIFICATIONS

  The Company has reclassified the December 31, 1995, redemption value of the Class E redeemable preferred stock and redeemable common stock warrants of $250,000 and $1,043,701, respectively, from stockholders' deficit to a liability in order to conform with presentation requirements of the Securities and Exchange Commission. In addition, certain other prior year amounts have been reclassified to conform to the current period's presentation.

RECENT AUTHORITATIVE PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for financial for periods beginning after December 15, 1997. SFAS No. 131 requires an enterprise to report certain additional financial and descriptive information about its reportable operating segments.

  Management does not expect that the implementation of either SFAS No. 130 or No. 131 will have a material impact on the Company's consolidated financial position or results of future operations.

4. ACCOUNTS RECEIVABLE AND UNBILLED SERVICES:

  Accounts receivable and unbilled services consisted of the following:

                             AS OF DECEMBER 31,
                            ----------------------      AS OF
                               1995        1996     JUNE 30, 1997
                            ----------  ----------  -------------
   Accounts receivable..... $4,574,869  $6,037,312   $ 7,963,763
   Unbilled services.......  1,213,157   2,287,717     4,391,716
   Less--Allowance for
    doubtful accounts......    (27,515)   (132,098)      (77,232)
                            ----------  ----------   -----------
                            $5,760,511  $8,192,931   $12,278,247
                            ==========  ==========   ===========

                            PRA INTERNATIONAL, INC.

5. ACCRUED EXPENSES:

  Accrued expenses consisted of the following:

                                              AS OF DECEMBER 31,
                                              -------------------     AS OF
                                                1995      1996    JUNE 30, 1997
                                              -------- ---------- -------------
   Accrued payroll and related expenses...... $723,518 $1,447,930  $2,356,228
   Accrued VAT taxes payable.................   59,866    122,694      64,294
   Accrued interest on convertible seller
    notes payable............................      --         --      103,500
   Other accrued expenses....................   85,549    481,735     640,525
                                              -------- ----------  ----------
                                              $868,933 $2,052,359  $3,164,547
                                              ======== ==========  ==========

6. LONG-TERM DEBT AND CONVERTIBLE SELLER NOTES PAYABLE:

  Long-term debt consisted of the following:

                                           AS OF DECEMBER 31,
                                          ----------------------      AS OF
                                             1995        1996     JUNE 30, 1997
                                          ----------  ----------  -------------
   Junior subordinated debentures........ $  750,000  $  750,000   $  750,000
   Senior subordinated note payable, net
    of discount..........................  1,698,330   1,764,149    1,797,059
   Note payable to a bank................        --          --       731,719
   Line of credit........................        --          --       500,000
   Equipment loan........................        --          --       244,724
   Obligations under capital leases......     51,526      33,135      540,370
                                          ----------  ----------   ----------
                                           2,499,856   2,547,284    4,563,872
   Less--Current portion.................   (266,896)   (392,509)     (22,176)
                                          ----------  ----------   ----------
                                          $2,232,960  $2,154,775   $4,541,696
                                          ==========  ==========   ==========

  On November 14, 1994, the Company entered into an agreement with an investor whereby the Company received $1,000,000 in cash in exchange for junior subordinated debentures, preferred stock, and a warrant (see Note 8). The debentures were due in equal annual installments of $375,000 on December 31, 1997 and 1998. Interest was payable in monthly installments on the unpaid balance of the debt at an annual rate of 12.5 percent. The debentures were secured by all of the assets of the Company and were subordinated to the $2,000,000 senior subordinated note payable, as discussed below, and up to $5,000,000 of senior notes and other financing. In August 1997, the Company repaid the $750,000 junior subordinated debenture with proceeds from the Revolver discussed below.

  On August 11, 1995, the Company entered into a borrowing agreement with a different investor whereby the Company received $2,000,000 in exchange for a senior subordinated note payable and a warrant (see Note 8). The Company originally allocated $329,095 of the proceeds to the warrant and debt discount. The discount is being amortized to interest expense using the effective interest method over the period the related debt is expected to be outstanding. The total amount of the principal ($2,000,000), plus any unpaid interest, is due on August 10, 2000. Interest is payable in monthly installments at an annual rate of 13.5 percent. The agreement is secured by all of the assets of the Company, but is subordinated to up to $10,000,000 of other senior financing.

  In conjunction with the Crucible acquisition discussed in Note 2, the Company assumed a note payable, which it immediately repaid with the proceeds from a note payable to a bank. The note accrued interest at a rate of LIBOR plus 2 percent per annum and was unsecured. In August 1997, the Company repaid the note with proceeds from the Revolver discussed below.

                            PRA INTERNATIONAL, INC.

  IMTCI had a line of credit with a bank, which provided for maximum borrowings up to $750,000. Interest accrued at a rate of 8.25 percent per annum on the outstanding borrowings. Outstanding borrowings under the line of credit were $500,000 as of June 30, 1997. The line of credit was collateralized by substantially all of IMTCI's assets. In August 1997, the line of credit was repaid with proceeds from the Revolver discussed below.

  In conjunction with the IMTCI acquisition, the Company assumed an equipment loan. The loan accrued interest at a rate of 8.75 percent per annum and was secured by certain equipment of IMTCI. In August 1997, the Company repaid the loan with proceeds from the Revolver discussed below.

  The Company leases certain equipment having an original cost basis of approximately $18,000, $25,000, and $526,000 as of December 31, 1995 and 1996,
and June 30, 1997, respectively. Accumulated depreciation of approximately $9,000, $10,000, and $16,000 has been recorded as of December 31, 1995 and 1996, and June 30, 1997, respectively. Interest on the leases is imputed at rates ranging from 6 to 18 percent as of June 30, 1997. The leases expire in various years through 2001 and, as of June 30, 1997, have remaining aggregate annual payments of approximately $110,000, $154,000, $151,000, $146,000, and
$60,000 during 1997 through 2001, including interest of approximately $80,000.

  During August 1997, the Company obtained a revolving line of credit (the "Revolver") with a bank, with maximum borrowings of up to $7,500,000. Borrowings are limited to 85 percent of eligible billed domestic accounts receivable and 60 percent of eligible unbilled domestic accounts receivable and are collateralized by substantially all of the Company's assets. Outstanding borrowings accrue interest at LIBOR (approximately 5.7 percent as of August 30, 1997) plus 2 percent. The Company utilized proceeds from the Revolver to retire $2,200,000 in long-term debt. The Revolver carries certain financial covenants, including minimum tangible net worth, minimum working capital, minimum debt service ratios, limitations on capital expenditures and restrictions on the payment of dividends, among others. The Revolver matures in June 1999.

  During August 1997, PRA GmbH secured a line of credit facility providing for aggregate borrowings up to DM 1,000,000 (approximately $542,000). The facility accrues interest at a rate of 7.75 percent per annum on all outstanding borrowings and is secured by the accounts receivable of PRA GmbH. The line of credit facility has no expiration date.

  Aggregate principal payments of long-term debt as of June 30, 1997, after giving effect to the August 1997 refinancing under the Revolver, are as follows:

     YEAR ENDING                                                     LONG-TERM
     DECEMBER 31,                                                       DEBT
     ------------                                                    ----------
      1997.......................................................... $   82,287
      1998..........................................................    164,054
      1999..........................................................  2,364,765
      2000..........................................................  2,155,545
      2001..........................................................     62,684
                                                                     ----------
                                                                      4,829,335
       Less--Unamortized debt discount..............................   (202,941)
       Less--Interest on obligations under capital leases...........    (62,522)
                                                                     ----------
         Total...................................................... $4,563,872
                                                                     ==========

CONVERTIBLE SELLER NOTES PAYABLE

  In conjunction with the IMTCI acquisition (see Note 2), the Company issued notes payable (the "Seller Notes") in the amounts of approximately $4,300,000 and $1,000,000 to the former owners of IMTCI. The

                            PRA INTERNATIONAL, INC.

$4,300,000 note matures in April 2001 and is payable in quarterly installments beginning on October 1, 1997. The $1,000,000 note matures in April 2000 and is payable in 3 annual installments of $333,333. The Seller Notes are subordinated to the Company's long-term debt, the line of credit, and the Revolver. Interest accrues monthly and is payable quarterly, at 8.33 percent per annum. In the event of an initial public offering, the Seller Notes are convertible, at the option of the holders, into common stock of the Company, using the initial public offering price. The holders of the Seller Notes have given notice to the Company that they elected not to convert the Seller Notes into common stock of the Company.

7. INCOME TAXES:

  The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the determination of deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

  The provision for income taxes was as follows:

                                    YEAR ENDED DECEMBER 31,
                                   ---------------------------  SIX MONTHS ENDED
                                     1994     1995      1996     JUNE 30, 1997
                                   -------- --------  --------  ----------------
   Current:
    Federal....................... $ 52,770 $ 62,108  $353,169     $ 226,869
    State.........................    9,400   (1,203)   62,483        32,569
    Foreign.......................      --       --        --            --
                                   -------- --------  --------     ---------
                                     62,170   60,905   415,652       259,438
   Deferred:
    Federal.......................  143,027  (62,108)   27,111       (64,512)
    State.........................   25,000    1,203     3,189        (9,127)
    Foreign.......................      --       --    258,300       (95,300)
    Valuation allowance...........      --       --   (288,600)          --
                                   -------- --------  --------     ---------
                                    168,027  (60,905)      --       (168,939)
                                   -------- --------  --------     ---------
                                   $230,197 $    --   $415,652     $  90,499
                                   ======== ========  ========     =========

  The foreign subsidiaries, PRA GmbH and PRA Limited, are taxed separately in their respective jurisdictions. As of December 31, 1996, the Company had cumulative foreign net operating loss carryforwards of approximately $71,000, which will be available to be carried forward through 2002.

  The provision for income taxes results in effective tax rates that differ from the Federal statutory rate as follows:

                                   YEAR ENDED DECEMBER 31,
                                   --------------------------  SIX MONTHS ENDED
                                    1994      1995     1996     JUNE 30, 1997
                                   -------  --------  -------  ----------------
   Statutory Federal income tax
    rate.........................     34.0%     34.0%    34.0%       34.0%
   State income taxes............      4.0       4.0      4.0         5.0
   Amortization of goodwill......      --        --       --          5.5
   Other permanent differences...      2.0      10.0      2.0         3.0
   Change in valuation allowance.     (6.0)    (48.0)    (5.0)        --
                                   -------  --------  -------        ----
   Effective income tax rate.....     34.0%      -- %    35.0%       47.5%
                                   =======  ========  =======        ====

                            PRA INTERNATIONAL, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Significant components of the Company's deferred taxes were as follows:

                                               DECEMBER 31,
                                            --------------------
                                              1995       1996     JUNE 30, 1997
                                            ---------  ---------  -------------
   Operating loss carryforwards............ $ 282,700  $  24,400    $ 119,700
   Cash to accrual adjustment..............   139,600     73,600      (43,000)
   Accruals and reserves...................   120,800    207,000      310,500
   Depreciation............................   (24,300)   (68,200)    (106,900)
   Other...................................   (76,800)   (83,400)    (126,900)
   Valuation allowance for deferred tax
    assets.................................  (442,000)  (153,400)    (153,400)
                                            ---------  ---------    ---------
   Net deferred taxes...................... $     --   $     --     $     --
                                            =========  =========    =========

  During 1996, the valuation allowance for deferred tax assets decreased by approximately $289,000. This was the result of the utilization of previously unrecognized deferred tax assets. The remaining valuation allowance relates to deferred tax assets as to which the Company is unable to make a judgement about the likelihood of realization.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK WARRANTS:

SERIES A, REDEEMABLE, CONVERTIBLE, PREFERRED STOCK

  In October and November 1996, the Company issued 1,658,082 shares of Series A Preferred Stock for approximately $19,371,000. The issuance of the Series A Preferred Stock was recorded net of approximately $518,000 in stock issuance costs.

  The Series A Preferred Stock may be automatically or electively converted or mandatorily redeemed upon the occurrence of an Extraordinary Event, Liquidity Event, or the passage of time.

  An Extraordinary Event occurs upon (1) a merger or consolidation with another entity, (2) a reorganization or recapitalization, (3) an initial public offering, or (4) disposition of substantially all of the Company's assets.

  If an Extraordinary Event results or is expected to result in a cumulative internal rate of return to the Series A Preferred stockholders of at least 33 percent, that Extraordinary Event shall be deemed a Liquidity Event. The Company may pay some or all of the accrued Series A Preferred Stock dividends to the holders to achieve a Liquidity Event. For an initial public offering to qualify as a Liquidity Event, net proceeds from the offering must equal or exceed $25 million. The Series A Preferred stockholders' have waived the minimum investment return and minimum net proceeds requirements necessary for an initial public offering to qualify as a Liquidity Event provided that an initial public offering closes prior to January 31, 1998.

  Upon the occurrence of an Extraordinary Event that is not a Liquidity Event, the Company shall issue to the Series A Preferred stockholders additional warrants with the right to purchase common stock of the Company for a price of $.01 per warrant. The number of warrants to be issued in such instances shall be sufficient based on the fair value of the Company's common stock at such time, and when added to the original purchase price of the Series A Preferred Stock, to result in an internal rate of return to the Series A Preferred stockholders of not less than 33 percent, including all accrued dividends paid in cash or additional shares of stock. In no case, however, shall the number of shares of common stock issuable pursuant to such warrant exceed 642,831.

                            PRA INTERNATIONAL, INC.

 Automatic Conversion

  Upon the closing of an initial public offering, the merger, or the of sale of the Company prior to November 1, 1998, that qualifies as a Liquidity Event, all outstanding shares of Series A Preferred Stock shall automatically convert into common stock. Each share of Series A Preferred Stock shall be converted to common stock of the Company based on a ratio defined in the stock purchase agreement. The number of shares originally issued is subject to future adjustment to prevent dilution of the Series A Preferred stockholders' proportionate interests. The conversion ratio as of June 30, 1997, was 1.97-for-one.

  If a Liquidity Event occurs, all accrued dividends on the Series A Preferred Stock shall be forfeited.

 Optional Conversion

  Each share of Series A Preferred Stock is convertible, at the option of the holder, into common stock of the Company determined in proportion to the ratio of $11.68, the issuance price, to the Conversion Price per share, as defined. Additionally, upon conversion, the Company shall issue an additional number of shares of common stock to the holder of the converted Series A Preferred Stock equal to the amount of accrued and unpaid dividends divided by the Conversion Price then in effect, but only if the holders have not achieved the prescribed 33 percent internal rate of return.

 Redemption Features

  The Series A Preferred Stock is redeemable, at the option of the holders, upon the occurrence of an Extraordinary Event that is not a Liquidity Event. In the event of such an occurrence, the Series A Preferred Stock can be redeemed at a per share price equal to the Conversion Price, as defined, including all accrued and unpaid dividends. The Conversion Price as of June 30, 1997, excluding accrued dividends, was $11.68, which was equal to the issuance price.

  Upon the occurrence of a Liquidity Event after November 1, 1998, the Series A Preferred Stock can be redeemed at a price equal to the Conversion Price as of the date of the Liquidity Event, plus any accrued and unpaid dividends.

  To the extent that any Series A Preferred Stock remains outstanding as of October 11, 2001, the holders of the Series A Preferred Stock may redeem their shares in three equal annual installments beginning on that date, at a price equal to the Conversion Price, plus all accrued and unpaid dividends. The difference between the carrying value of the Series A Preferred Stock and its redemption value is being accreted over the period to the earliest date upon which the Series A Preferred Stock may be redeemed, not withstanding the occurrence of an Extraordinary Event, using the effective interest method.

DIVIDENDS

  The Series A Stock carries a cumulative dividend, which accrues quarterly, at a rate of 9 percent per annum. Accrued dividends of approximately $344,000 and $1,218,000 have been included in the carrying value of the Preferred Stock as of December 31, 1996, and June 30, 1997, respectively. If the offering contemplated by this prospectus is consummated and closes prior to January 31, 1998, all of the accrued dividends on the Series A Preferred Stock will be forfeited.

  For any preferred stock not redeemed as of October 11, 2001, dividends shall be paid at two thirds and one-third of the original amounts for the years ended October 10, 2002 and 2003, respectively. No further dividends will accrue on the preferred stock after October 10, 2003.

                            PRA INTERNATIONAL, INC.

 Voting Rights

  Each share of preferred stock shall entitle the holder to the number of votes equal to that which would exist if the preferred stock were converted into common stock as of the date of any voting action.

 Liquidation Preference

  In the event of liquidation, dissolution, or winding up of the Company, the holders of each share of preferred stock are entitled to redeem their shares at an amount equal to the Conversion Price and all accrued and unpaid dividends.

REDEEMABLE COMMON STOCK WARRANTS

  In November 1994, the Company entered into an agreement with an outside investor whereby the Company received $1,000,000 in cash in exchange for junior subordinated debentures, preferred stock, and a warrant. The Company issued 105,419 shares of Class E convertible preferred stock at $2.37 per share, or $250,000. The Class E preferred stock was convertible into common stock. The Company also issued the investor a warrant (the "1994 Warrant") for the purchase of 472,272 shares of common stock at a purchase price of $1.06 per share. The Class E preferred stock was converted into common stock in 1996.

  The original agreement stipulated certain put and call provisions whereby the investor had the option to require the Company to purchase, and the Company had the option to require the investors to sell to the Company, the preferred stock and the common stock underlying the warrant. The purchase price, or put value, was the fair value of the common stock at the time of redemption. The estimated redemption value of the preferred stock and the 1994 Warrant was accreted until October 1996, at which time the preferred stock was converted to common stock and the 1994 Warrant was amended to remove the put and call provisions.

  The 1994 Warrant can be exercised at any time until its termination date of November 2001. The warrant agreement originally contained certain antidilution rights whereby the 1994 Warrant might be adjusted to ensure that the outside investor maintained a certain percentage of the Company on a fully diluted basis. In October 1996, these antidilution rights were amended and removed. In August 1997, approximately 236,136 shares of common stock were issued pursuant to the 1994 Warrant.

  In August 1995, the Company entered into an agreement with a different outside investor whereby the Company received $2,000,000 in cash in exchange for a senior subordinated note payable and a warrant (the "1995 Warrant") to purchase 231,077 shares of common stock. The 1995 Warrant had an exercise price of $.005 per share. The Company originally allocated $329,095 of the senior subordinated note payable proceeds to the 1995 Warrant. The 1995 Warrant could be exercised at any time until its termination date of September 30, 2000. The warrant agreement stipulated certain put provisions whereby the investor had the option to require the Company to purchase the common stock underlying the 1995 Warrant. The estimated redemption value of the 1995 Warrant was accreted until October 1996, at which time the 1995 Warrant was amended to remove the put provision. In April 1997, the 1995 Warrant was exercised in full and the Company issued 231,077 shares of common stock to its holder.

                            PRA INTERNATIONAL, INC.

9. STOCKHOLDERS' DEFICIT:

  Preferred stock consisted of the following:

                                                   DECEMBER 31,
                                                  --------------
                                                    1995   1996  JUNE 30, 1997
                                                  -------- ----- -------------
   Preferred stock:
     Class D, $2.98 stated value, 197,000 shares
      authorized; 16,739 shares issued and
      outstanding at December 31, 1995........... $ 50,000 $ --      $ --
     Class F, $3.30 stated value, 197,000 shares
      authorized; 136,220 shares issued and
      outstanding at December 31, 1995...........  450,000   --        --
                                                  -------- -----     -----
                                                  $500,000 $ --      $ --
                                                  ======== =====     =====

  In 1996, the holders of Class D and Class F preferred stock converted their shares into shares of common stock in conjunction with the Recapitalization discussed in Note 1.

STOCK REPURCHASE

  During October 1996, the Company repurchased 1,545,540 shares of outstanding common stock from certain investors and employees for approximately $9,172,000. Approximately $633,000 of this amount was expensed as compensation as certain of the shares were repurchased immediately succeeding the exercise of employee stock options. The repurchased shares have been recorded, net of compensation expense discussed above, as treasury stock in the accompanying consolidated financial statements.

STOCK DISTRIBUTION

  In 1996, the Company issued 206,986 shares of common and preferred stock to certain common and preferred stockholders pursuant to anti-dilution protection afforded those stockholders in their original stock purchase agreements.

STOCKHOLDERS' AGREEMENT

  Certain stockholders of the Company are party to a Stockholders' Agreement which affords the Series A Preferred stockholders anti-dilution protection and provides the Company and the Series A Preferred stockholders an option to purchase any outstanding shares offered for sale by other stockholders in the event of certain occurrences. The purchase price is the then fair market value of the common stock. These purchase provisions will be terminated in connection with the initial public offering.

SHORT-FORM STOCKHOLDERS' AGREEMENT

  The Company and certain optionholders are party to an agreement that requires the Company to repurchase, in the event of death of the holder, any stock options or common shares then outstanding at the then fair market value of the Company's common stock. The agreement also provides the Company with the option to repurchase any stock options or shares held at the then fair market value in the event of certain other occurrences. There were no shares of common stock outstanding as of December 31, 1996, or June 30, 1997, which were subject to the repurchase provisions. The repurchase provisions will be terminated in connection with the initial public offering.

                            PRA INTERNATIONAL, INC.

10. STOCK OPTIONS:

  Options generally vest over a four-year period and are exercisable over a ten-year period from the date of grant. As of June 30, 1997, 1,001,253 shares were available for the issuance of stock options. As of June 30, 1997, 623,361 options to purchase shares of common stock were exercisable, with a weighted average exercise price of $0.63.

  The Company generally grants stock options with exercise prices at least equal to the then fair market value of the Company's common stock, as determined by the Board of Directors or an independent appraisal. Any difference between the fair value of the stock and the exercise price is recorded as compensation expense over the vesting period of the option. During 1996 and the six months ended June 30, 1997, the Company recorded compensation expense of approximately $11,000 and $22,000, respectively, for options whose exercise price was less than the then fair market value of the common stock at the date of grant, as determined by an independent appraisal.

  The following table summarizes the Company's stock option activity:

                                                     NUMBER OF  WEIGHTED AVERAGE
                                                      SHARES    PRICE PER SHARES
                                                     ---------  ----------------
   Shares under option, December 31, 1993...........   902,260       $ 0.23
     Options granted................................   147,750         0.54
     Options exercised..............................       --           --
     Options expired................................  (118,200)        1.13
                                                     ---------
   Shares under option, December 31, 1994...........   931,810         0.17
     Options granted................................    39,400         2.92
     Options exercised..............................    (5,910)        0.55
     Options expired................................    (9,850)        0.55
                                                     ---------
   Shares under option, December 31, 1995...........   955,450         0.27
     Options granted................................   847,175         5.34
     Options exercised..............................  (289,518)        0.13
     Options expired................................   (44,325)        0.55
                                                     ---------
   Shares under option, December 31, 1996........... 1,465,782         3.20
     Options granted................................   196,508        13.58
     Options exercised..............................       --           --
     Options expired................................    (1,970)       11.17
                                                     ---------
   Shares under option, June 30, 1997............... 1,660,320         4.42
                                                     =========

  Exercise prices for options outstanding as of June 30, 1997, are as follows:

                                                    WEIGHTED AVERAGE
                              NUMBER OUTSTANDING  REMAINING CONTRACTUAL WEIGHTED AVERAGE
   RANGE OF EXERCISE PRICES   AS OF JUNE 30, 1997     LIFE IN YEARS      EXERCISE PRICE
   ------------------------   ------------------- --------------------- ----------------
        $ 0.09-$ 0.55                584,207              6.35               $0.15
          2.92-  5.93                881,575              9.24                5.23
         11.17- 13.96                194,538              9.75                6.52
        -------------              ---------
        $ 0.09-$13.96              1,660,320              8.29                4.42
        =============              =========

  The Company accounts for employee stock options using the method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under

                            PRA INTERNATIONAL, INC.

APB No. 25, compensation expense is recorded for the difference, if any, between the fair market value of the common stock at the date of the stock option grant and the exercise price of the stock option. Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," by making the required footnote disclosures discussed below. Had compensation cost been determined based on the stock's fair market value at the grant dates for awards under the Company's stock option plan in accordance with SFAS No. 123, pro form net income (loss) available to common stockholders and pro forma net income (loss) available per share would have been reduced to the amounts for the years indicated below:

                                            YEAR ENDED       SIX MONTHS ENDED
                                           DECEMBER 31,          JUNE 30,
                                         -----------------  ------------------
                                           1995     1996      1996     1997
                                         -------- --------  -------- ---------
   Net income, as reported.............. $133,104 $764,861  $428,580 $  99,857
                                         ======== ========  ======== =========
   SFAS No. 123 pro forma net income
    (loss)..............................  131,843  714,483   425,137  (116,396)
                                         ======== ========  ======== =========
   Net income (loss) per share, as re-
    ported..............................          $  (0.12)          $    0.04
                                                  ========           =========
   SFAS No. 123 pro forma net income
    (loss) per share....................          $  (0.13)          $    0.01
                                                  ========           =========

  The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants for the years ended December 31, 1995 and 1996, and for the six months ended June 30, 1996 and 1997: no dividend yield, no expected volatility, risk-free interest rate of approximately 6.0 percent, and expected lives of four years.

11. COMMITMENTS:

OPERATING LEASES

  The Company leases office space under operating lease agreements expiring in various years through 2007. The Company also leases certain office equipment under operating leases expiring in various years through 2001.

  Rent expense under operating leases for the years ended December 31, 1994, 1995, and 1996, and for the six months ended June 30, 1996 and 1997, was approximately $567,000, $685,000, $888,000, $379,000, and $1,151,000,
respectively.

  IMTCI leases operating facilities from a related party. The leases, which have a 90-month renewal option, began on April 1, 1997, and expire on September 30, 2004. The leases feature fixed annual rent increases of approximately 2.7 percent. Rental expense under these leases was approximately $376,000 during the six months ended June 30, 1997.

  Future minimum lease commitments on noncancellable operating leases are as follows:

   YEAR ENDING DECEMBER 31,              RELATED PARTY    OTHER       TOTAL
   ------------------------              ------------- ----------- -----------
   1997.................................  $ 1,033,140  $ 1,860,034 $ 2,893,174
   1998.................................    1,405,022    2,264,541   3,669,563
   1999.................................    1,442,375    2,096,124   3,538,499
   2000.................................    1,480,742    2,059,617   3,540,359
   2001.................................    1,520,130    1,880,058   3,400,188
   Thereafter...........................    4,393,479    5,704,279  10,097,758
                                          -----------  ----------- -----------
                                          $11,274,888  $15,864,653 $27,139,541
                                          ===========  =========== ===========

                            PRA INTERNATIONAL, INC.

EMPLOYMENT CONTRACTS

  On or after October 11, 1996, the Company entered into employment contracts with certain officers and key employees with annual remuneration ranging from $115,000 to $175,000. The employment contracts expire in various years through 2000. As of June 30, 1997, remaining aggregate annual payments under such agreements approximated $433,000, $796,000, $350,000, and $102,000 during 1997 through 2000. In the event of disability, the covered employees will be entitled to severance payments up to one year's salary. The contracts also contain certain repurchase provisions in the event of death or termination without cause covering future incentive stock option grants and shares acquired pursuant to future incentive stock option grants. As of December 31, 1996, and June 30, 1997, no shares had been issued pursuant to such option grants. The repurchase price is the then fair market value of the common stock. The repurchase provisions will be terminated in connection with the initial public offering.

LEGAL PROCEEDINGS

  The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

12. EMPLOYEE BENEFIT PLAN:

  The Company maintains a 401(k) Plan (the "Plan") in the United States, which covers substantially all employees of its U.S. subsidiary. Eligible employees may contribute up to 15 percent of their pretax salary, and the Company will match a maximum of 30 percent of employee contributions up to 6 percent of base salary. The Company made contributions to the Plan of approximately $28,000, $31,000, and $47,000 during 1994, 1995, and 1996, respectively. Additionally, the Company made contributions of approximately $18,000 and $44,000 during the six months ended June 30, 1996 and 1997, respectively.

13. RELATED-PARTY TRANSACTIONS:

  In 1996, the Company made a $500,000 loan to a stockholder of the Company. Interest was payable monthly at a 6 percent annual interest rate. This loan was repaid during 1996.

  As of December 31, 1995, approximately $61,000 of loans plus accrued interest was due from officers and directors and is included as prepaid expenses and other current assets in the consolidated balance sheets. These notes bear interest at 4 percent and were repaid during 1996.

  As described in Note 6, in conjunction with the acquisition of IMTCI, the Company issued two notes payable to IMTCI's former stockholders who are now employees of the Company.

  As described in Note 11, IMTCI leases certain operating facilities from a related party.

                            PRA INTERNATIONAL, INC.

14. OPERATIONS BY GEOGRAPHIC AREA:

  The Company operates in one business segment. The following table presents information about the Company's operations by geographic area (in thousands):

                                        YEAR ENDED          SIX MONTHS ENDED
                                       DECEMBER 31,             JUNE 30,
                                  -----------------------  -------------------
                                   1994    1995    1996       1996      1997
                                  ------- ------- -------  ----------- -------
                                                           (UNAUDITED)
   Net revenues:
   North America................. $ 7,791 $ 8,738 $14,735    $ 6,386   $14,446
   Europe........................   2,260   3,496   6,775      3,008     3,601
                                  ------- ------- -------    -------   -------
                                  $10,051 $12,234 $21,510    $ 9,394   $18,047
                                  ======= ======= =======    =======   =======
   Operating income:
   North America................. $   621 $   158 $ 1,292    $   487   $   611
   Stock repurchase and other
    equity compensation..........     --      --     (644)       --        (22)
   Europe........................      19     223     659        361      (232)
                                  ------- ------- -------    -------   -------
                                  $   640 $   381 $ 1,307    $   848   $   357
                                  ======= ======= =======    =======   =======
   Identifiable assets:
   North America................. $ 3,529 $ 7,933 $23,717    $10,318   $32,965
   Europe........................     731   1,467   2,907      2,376     3,410
                                  ------- ------- -------    -------   -------
                                  $ 4,260 $ 9,400 $26,624    $12,694   $36,375
                                  ======= ======= =======    =======   =======

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To International Medical Technical Consultants, Inc.:

We have audited the accompanying balance sheets of International Medical Technical Consultants, Inc. (a Kansas corporation), as of September 30, 1995 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Medical Technical Consultants, Inc., as of September 30, 1995 and 1996, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Washington, D.C.
March 7, 1997, except for the matters
discussed in Notes 1, 3, 5 and 6, as to which the date is April 1, 1997

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

                                 BALANCE SHEETS

                                              SEPTEMBER 30,
                                          -----------------------   MARCH 31,
                                             1995        1996         1997
                                          ----------  -----------  -----------
                                                                   (UNAUDITED)
                                   ASSETS
Current assets
  Cash and cash equivalents.............. $  406,987  $   545,183  $ 1,119,819
  Accounts receivable and unbilled
   services..............................  2,614,135    3,031,752    2,222,777
  Income taxes receivable................        --           --       161,545
  Prepaid and other expenses.............     99,068       24,091        9,023
                                          ----------  -----------  -----------
    Total current assets.................  3,120,190    3,601,026    3,513,164
Property and equipment, at cost:
  Leasehold improvements.................     57,744       68,036       68,036
  Furniture and equipment................  1,028,809    1,247,913    1,811,491
  Computer software......................    192,000      192,000      192,000
  Auto vehicles..........................     40,396       31,511       23,962
                                          ----------  -----------  -----------
                                           1,318,949    1,539,460    2,095,489
Less--Accumulated depreciation and amor-
 tization................................   (826,455)  (1,054,999)  (1,159,528)
                                          ----------  -----------  -----------
                                             492,494      484,461      935,961
                                          ----------  -----------  -----------
    Total assets......................... $3,612,684  $ 4,085,487  $ 4,449,125
                                          ==========  ===========  ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit......................... $      --   $   200,764  $   503,541
  Accounts payable.......................    178,229      337,988      987,773
  Accrued expenses.......................    280,032      305,419      240,546
  Income taxes payable...................    418,082       38,960          --
  Advance billings.......................    359,000      647,000      530,976
  Current portion of long-term debt......    158,197      147,252      148,712
  Deferred income taxes..................    146,679      101,163      101,163
                                          ----------  -----------  -----------
    Total current liabilities............  1,540,219    1,778,546    2,512,711
                                          ----------  -----------  -----------
Long-term debt, net of current portion...    162,010      213,831      144,119
Deferred income taxes, net of current
 portion.................................    258,218      118,225       18,127
                                          ----------  -----------  -----------
    Total liabilities....................  1,960,447    2,110,602    2,674,957
                                          ----------  -----------  -----------
Commitments and contingencies (Note 6)
Stockholders' equity:
  Common stock, $.01 par value,
   10,000,000 shares authorized, 26,700
   shares issued and outstanding.........        267          267          267
  Additional paid-in capital.............      3,349        3,349        3,349
  Notes receivable from stockholders.....    (95,741)    (232,199)    (270,731)
  Retained earnings......................  1,786,578    2,245,684    2,083,499
  Less 6,700 shares of common stock in
   treasury, at cost.....................    (42,216)     (42,216)     (42,216)
                                          ----------  -----------  -----------
    Total stockholders' equity...........  1,652,237    1,974,885    1,774,168
                                          ----------  -----------  -----------
    Total liabilities and stockholders'
     equity.............................. $3,612,684  $ 4,085,487  $ 4,449,125
                                          ==========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

                              STATEMENTS OF INCOME

                                   YEAR ENDED             SIX MONTHS ENDED
                                  SEPTEMBER 30,               MARCH 31,
                             ------------------------  ------------------------
                                1995         1996         1996         1997
                             -----------  -----------  -----------  -----------
                                                             (UNAUDITED)
Professional fee revenues..  $10,181,241  $14,638,985  $ 5,363,197  $ 8,286,474
Less reimbursed costs......   (1,260,215)  (4,165,083)  (1,320,983)  (3,040,579)
                             -----------  -----------  -----------  -----------
    Net revenues...........    8,921,026   10,473,902    4,042,214    5,245,895
Operating costs and ex-
 penses:
  Direct costs.............    4,733,115    5,960,253    2,577,515    3,419,104
  Selling, general and ad-
   ministrative expenses...    2,833,710    3,435,167    1,172,276    1,961,966
  Depreciation and amorti-
   zation..................      218,726      252,736       99,093      104,511
                             -----------  -----------  -----------  -----------
Income (loss) from opera-
 tions.....................    1,135,475      825,746      193,330     (239,686)
Interest expense...........      (31,571)     (66,982)     (35,496)     (26,261)
Other income, net..........        9,136       42,719       23,257       15,659
                             -----------  -----------  -----------  -----------
Income (loss) before provi-
 sion for income taxes.....    1,113,040      801,483      181,091     (250,288)
Provision (benefit) for in-
 come taxes................      448,039      342,377       77,394      (88,103)
                             -----------  -----------  -----------  -----------
Net income (loss)..........  $   665,001  $   459,106  $   103,697  $  (162,185)
                             ===========  ===========  ===========  ===========



   The accompanying notes are an integral part of these financial statements.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                         COMMON STOCK               NOTES                  TREASURY STOCK
                         ------------ ADDITIONAL  RECEIVABLE               ----------------
                                 PAR   PAID-IN       FROM      RETAINED
                         SHARES VALUE  CAPITAL   STOCKHOLDERS  EARNINGS    SHARES   VALUE      TOTAL
                         ------ ----- ---------- ------------ -----------  ------  --------  ----------
Balance, September 30,
 1994................... 26,700 $267    $3,349    $ (55,817)  $ 1,121,577  (6,700) $(42,216) $1,027,160
 Increase in loans to
  stockholders..........    --   --        --       (39,924)          --      --        --      (39,924)
 Net income.............    --   --        --           --        665,001     --        --      665,001
                         ------ ----    ------    ---------   -----------  ------  --------  ----------
Balance, September 30,
 1995................... 26,700  267     3,349      (95,741)    1,786,578  (6,700)  (42,216)  1,652,237
 Increase in loans to
  stockholders..........    --   --        --      (136,458)          --      --        --     (136,458)
 Net income.............    --   --        --           --        459,106     --        --      459,106
                         ------ ----    ------    ---------   -----------  ------  --------  ----------
Balance, September 30,
 1996................... 26,700  267     3,349     (232,199)    2,245,684  (6,700)  (42,216)  1,974,885
 Increase in loans to
  stockholders
  (unaudited)...........    --   --        --       (38,532)          --      --        --      (38,532)
 Net loss (unaudited)...    --   --        --           --       (162,185)    --        --     (162,185)
                         ------ ----    ------    ---------   -----------  ------  --------  ----------
Balance, March 31, 1997
 (unaudited)............ 26,700 $267    $3,349    $(270,731)  $(2,083,499) (6,700) $(42,216) $1,774,168
                         ====== ====    ======    =========   ===========  ======  ========  ==========




   The accompanying notes are an integral part of these financial statements.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

                            STATEMENTS OF CASH FLOWS

                                    YEAR ENDED          SIX MONTHS ENDED
                                   SEPTEMBER 30,           MARCH 31,
                                --------------------  ---------------------
                                  1995       1996       1996        1997
                                ---------  ---------  ---------  ----------
                                                          (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)............  $ 665,001  $ 459,106  $ 103,697  $ (162,185)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating
  activities--
  Depreciation and
   amortization...............    218,726    252,736     99,093     104,511
  Loss on disposition of
   property and equipment.....      1,864     19,596        --        7,567
 Change in assets and
  liabilities:
  Accounts receivable and
   unbilled service...........   (233,264)  (417,617)   732,710     808,975
  Income taxes receivable.....        --         --    (175,059)   (161,545)
  Prepaid and other expenses..    (74,626)    74,977      1,763      15,068
  Accounts payable and accrued
   expenses...................    167,226    185,146    132,549     584,912
  Income taxes payable........    418,082   (379,122)  (418,082)    (38,960)
  Advance billings............   (612,425)   288,000     54,692    (116,024)
  Deferred income taxes.......    (42,063)  (185,509)  (101,474)   (100,098)
                                ---------  ---------  ---------  ----------
    Net cash provided by
     operating activities.....    508,521    297,313    429,889     942,221
                                ---------  ---------  ---------  ----------
Cash flows from investing
 activities:
 Purchases of property and
  equipment...................   (150,273)  (264,299)  (160,437)   (563,578)
                                ---------  ---------  ---------  ----------
Cash flows from financing
 activities:
 Borrowings under line of
  credit......................        --     200,764    425,764     302,777
 Proceeds from long-term debt.        --     167,061    167,061         --
 Repayment of long-term debt..   (145,312)  (126,185)   (70,107)    (68,252)
 Loans to stockholders........    (39,924)  (136,458)  (487,891)    (38,532)
                                ---------  ---------  ---------  ----------
    Net cash (used in)
     provided by financing
     activities...............   (185,236)   105,182     34,827     195,993
                                ---------  ---------  ---------  ----------
Net increase in cash and cash
 equivalents..................    173,012    138,196    304,279     574,636
Cash and cash equivalents,
 beginning of period..........    233,975    406,987    406,987     545,183
                                ---------  ---------  ---------  ----------
Cash and cash equivalents, end
 of period....................  $ 406,987  $ 545,183  $ 711,266  $1,119,819
                                =========  =========  =========  ==========
Supplemental cash flow
 disclosures:
 Cash paid--
  Interest....................  $  31,571  $  35,715  $   4,229  $   26,262
                                =========  =========  =========  ==========
  Income taxes................  $  72,000  $ 907,000  $ 772,000  $  212,500
                                =========  =========  =========  ==========

   The accompanying notes are an integral part of these financial statements.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION AS OF MARCH 31, 1997, AND FOR THE
             SIX MONTHS ENDED MARCH 31, 1997 AND 1996 IS UNAUDITED)

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

  International Medical Technical Consultants, Inc., a Kansas corporation (the "Company"), is a contract research and management organization providing a broad range of product development services for the pharmaceutical industry primarily in the United States. The Company's integrated services include information management, statistical analysis, clinical trials management, clinical study design and regulatory consulting.

  On April 1, 1997, PRA International, Inc. purchased all of the outstanding common stock of the Company. The purchase price consisted of $8 million in cash, approximately $5.3 million in notes payable, and $2 million of stock in PRA International, Inc.

FISCAL YEAR AND INTERIM FINANCIAL INFORMATION

  Prior to its acquisition by PRA International, Inc., the Company operated on a fiscal year ending on September 30. The financial statements presented are as of and for the years ended September 30, 1995 and 1996, referred to herein as 1995 and 1996, respectively. The unaudited financial statements as of March 31, 1996 and 1997, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations, and cash flows. Operating results for the six months ended March 31, 1997, are not necessarily indicative of the results that may be expected for the year ending September 30, 1997.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

  Substantially all the Company's revenues are generated under fixed price arrangements. The Company records revenues from fixed price contracts on a percentage of completion basis. Revenues from time-and-materials contracts are recognized using billable rates multiplied by hours delivered. Revenues related to contract modifications are recognized when realization is assured and the amounts are reasonably determinable. Reimbursed costs generally include subcontractor costs which consist of investigator fees, travel and certain other contract costs that are reimbursed by the sponsor. Accordingly, such subcontractor costs are deducted in determining net revenues. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  As of September 30, 1995 and 1996 and March 31, 1997, cash and cash equivalents consisted of money market investments and overnight investments in U.S. government securities.

UNBILLED SERVICES

  Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed. Unbilled services represent work-in-process that are billable upon achievement of contract milestones, contract completion or submission of appropriate billing information.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

PROPERTY AND EQUIPMENT

  Property and equipment is recorded at cost. Furniture and equipment and vehicles are depreciated using the straight line method over the estimated useful lives of the related assets, generally 5-7 years. Computer software is amortized over 5 years. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

INCOME TAXES

  The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

ADVANCE BILLINGS

  Advance billings represent amounts billed and cash received for services not yet rendered.

SIGNIFICANT CUSTOMERS

  During the year ended September 30, 1995, three customers represented 10, 28, and 16 percent of net revenues. During the year ended September 30, 1996, two customers represented 22 and 18 percent of net revenues. For the six months ended March 31, 1997, one customer represented 33 percent of net revenues. Due to the contract nature of the Company's business and the relative size of such contracts in comparison to the Company, it is not unusual for a significant customer in one year to be insignificant in the next year. The loss of any such client could have a material adverse effect on the Company's operations.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to credit risk consist of accounts receivable from pharmaceutical companies. Three customers, two customers and two customers accounted for 46, 44, and 42 percent of accounts receivable as of September 30, 1995 and 1996, and March 31, 1997, respectively.

  The Company provides reserves for potential credit losses. In management's opinion, there is no additional credit risk beyond amounts provided for such losses.

2. ACCOUNTS RECEIVABLE AND UNBILLED SERVICES:

  Accounts receivable and unbilled services consisted of the following:

                                                   SEPTEMBER 30,
                                               ---------------------  MARCH 31,
                                                  1995       1996       1997
                                               ---------- ---------- -----------
                                                                     (UNAUDITED)
   Billed..................................... $  361,531 $1,139,046 $  498,953
   Unbilled...................................  2,252,604  1,892,706  1,723,824
                                               ---------- ---------- ----------
                                               $2,614,135 $3,031,752 $2,222,777
                                               ========== ========== ==========

  Unbilled services include amounts currently billable under contract terms of approximately $1,678,000, $1,022,000 and $873,000 as of September 30, 1995 and
1996, and March 31, 1997, respectively.

3. LINE OF CREDIT:

  The Company has a line of credit with a bank which provides for maximum borrowings up to $750,000. Interest on outstanding borrowing accrues at a fixed interest rate of 8.25 percent per annum. Outstanding

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

borrowings under the line of credit were approximately $504,000 as of March 31, 1997 and $201,000 as of September 30, 1996. There were no amounts outstanding as of September 30, 1995. The line of credit is collateralized by substantially all of the Company's assets. The line of credit expired in March 1997. Subsequent to the acquisition by PRA International, Inc., the line of credit was paid in full.

4. ACCRUED EXPENSES:

  Accrued expenses consisted of the following:

                                                    SEPTEMBER 30,
                                                  -----------------  MARCH 31,
                                                    1995     1996      1997
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
   Accrued salaries, wages and related costs..... $120,037 $108,000  $178,487
   Accrued profit sharing contributions..........   81,075   99,575       --
   Other.........................................   78,920   97,844    62,059
                                                  -------- --------  --------
                                                  $280,032 $305,419  $240,546
                                                  ======== ========  ========

5. LONG-TERM DEBT:

  Long-term debt consisted of the following:

                                                  SEPTEMBER 30,
                                               --------------------   MARCH 31,
                                                 1995       1996        1997
                                               ---------  ---------  -----------
                                                                     (UNAUDITED)
   Note payable to bank....................... $ 308,105  $ 342,673   $ 277,129
   Auto loan..................................    12,102     18,410      15,702
                                               ---------  ---------   ---------
                                                 320,207    361,083     292,831
   Less--Current portion......................  (158,197)  (147,252)   (148,712)
                                               ---------  ---------   ---------
   Notes payable--net of current portion...... $ 162,010  $ 213,831   $ 144,119
                                               =========  =========   =========

  In 1995, the Company entered into a note payable (the "Note") with a bank in the amount of $448,000. Interest accrued at a rate of 8.75 percent per annum. Monthly payments of principal and interest of $14,221 were due through 1997. In 1996, the Note was refinanced (the "New Note"). The New Note in the original principal amount of $402,000 accrued interest at a rate of 8.75 percent per annum. Payments of principal and interest of $12,805 were due monthly through March 1999. The New Note, which was issued by the same bank that provided the Company's line of credit, was collateralized by substantially all of the Company's assets. Subsequent to the acquisition by PRA International, Inc., the New Note was repaid in full.

  The auto loan outstanding as of September 30, 1995, was repaid in 1996 upon the trade-in of a Company vehicle. A new auto loan was obtained pursuant to the purchase of another Company vehicle. Payments of principal and interest of $571 are due monthly through October 1999.

6. COMMITMENTS:

OPERATING LEASES

  The Company leases operating facilities from a related party. As of September 30, 1996, the leases had expired and continued to operate on a month to month basis. On April 1, 1997, the leases were renewed for one ninety-month period, expiring on September 30, 2004 with one additional ninety-month renewal option. The leases feature fixed annual rent increases of approximately 2.7 percent. Rental expense for these operating leases was approximately $484,000 and $547,000 for the years ended September 30, 1995 and 1996, respectively, and $223,000 and $262,000 for the six months ended March 31, 1996 and 1997, respectively.

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

  The Company is also obligated under noncancelable operating leases for certain equipment. These leases expire on various dates through 2001. Future minimum lease payments under related party and other noncancelable operating leases are as follows:

                                              RELATED PARTY  OTHER     TOTAL
                                              ------------- ------- -----------
   Year ending September 30,
     1997....................................  $   688,760  $25,520 $   714,280
     1998....................................    1,395,841   26,030   1,421,871
     1999....................................    1,432,970   14,456   1,447,426
     2000....................................    1,471,087    1,533   1,472,620
     2001....................................    1,510,218    1,533   1,511,751
     Thereafter..............................    4,775,989    1,022   4,777,011
                                               -----------  ------- -----------
                                               $11,274,865  $70,094 $11,344,959
                                               ===========  ======= ===========

7. INCOME TAXES:

  The components of the provision (benefit) for income taxes were as follows:

                                            YEAR ENDED          SIX MONTHS
                                          SEPTEMBER 30,       ENDED MARCH 31,
                                        -------------------  ------------------
                                          1995      1996       1996      1997
                                        --------  ---------  --------  --------
                                                                (UNAUDITED)
   State income taxes:
     Current..........................  $ 83,861  $  89,596  $ 22,797  $  3,002
     Deferred.........................    (5,010)   (22,099)  (13,128)  (19,031)
   Federal income taxes:
     Current..........................   406,221    438,282   159,817    21,042
     Deferred.........................   (37,033)  (163,402)  (92,092)  (93,116)
                                        --------  ---------  --------  --------
   Provision (benefit) for income tax-
    es................................  $448,039  $ 342,377  $ 77,394  $(88,103)
                                        ========  =========  ========  ========

  The provision (benefit) for income taxes results in effective tax rates that differ from the federal statutory rate as follows:

                                              YEAR ENDED        SIX MONTHS
                                             SEPTEMBER 30,   ENDED MARCH 31,
                                             --------------  -----------------
                                              1995    1996    1996      1997
                                             ------  ------  -------  --------
                                                               (UNAUDITED)
   Statutory Federal income tax rate........   34.0%   34.0%    34.0%    (34.0)%
   State income taxes.......................    4.9     4.9      4.9      (4.9)
   Permanent items..........................    1.4     3.8      3.8       3.7
                                             ------  ------  -------  --------
   Effective income tax rate................   40.3%   42.7%    42.7%    (35.2)%
                                             ======  ======  =======  ========

  Components of the net current deferred tax liability were as follows:

                                                    SEPTEMBER 30,
                                                  -----------------   MARCH 31,
                                                    1995     1996       1997
                                                  -------- --------  -----------
                                                                     (UNAUDITED)
   Cash to accrual adjustment.................... $118,224 $118,224   $118,224
   Other.........................................   28,455  (17,061)   (17,061)
                                                  -------- --------   --------
   Net current deferred tax liability............ $146,679 $101,163   $101,163
                                                  ======== ========   ========

               INTERNATIONAL MEDICAL TECHNICAL CONSULTANTS, INC.

  Components of the net long-term deferred tax liability were as follows:

                                                  SEPTEMBER 30,
                                                ----------------- MARCH 31,
                                                  1995     1996     1997
                                                -------- -------- ---------
                                                                   (UNAUDITED)
   Cash to accrual adjustment.................. $236,449 $118,225  $   --
   Other.......................................   21,769      --    18,127
                                                -------- --------  -------
   Net long-term deferred tax liability........ $258,218 $118,225  $18,127
                                                ======== ========  =======

8. EMPLOYEE BENEFIT PLAN:

  The Company maintains a 401(k) Profit Sharing Plan (the "Plan"), which covers substantially all employees after one year of service. Eligible employees may contribute up to 10 percent of their pretax salary, and the Company will match a discretionary percentage of employee contributions. The Company made contributions to the Plan of approximately $81,000 and $100,000 during 1995 and 1996, respectively. The Company made no contributions to the Plan during the six months ended March 31, 1996 or 1997.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The carrying value of the Company's current financial assets and liabilities approximates fair value due to the short-term maturity of such instruments.

  The fair value of the Company's long-term notes payable was estimated using current rates offered to the Company for debt with similar terms. The fair value of the Company's long-term notes payable approximates carrying value.

10. RELATED PARTY TRANSACTIONS:

  At September 30, 1995, 1996 and March 31, 1997, the Company had notes receivable from stockholders totaling approximately $96,000, $232,000, and $271,000, respectively. The notes are noninterest bearing and are payable upon demand.

  The Company leases certain operating facilities from related parties (see
Note 6).

                            PRA INTERNATIONAL, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

  In April, 1997 PRA International, Inc. ("PRA International") acquired the outstanding stock of International Medical Technical Consultants, Inc. ("IMTCI") for $8.0 million in cash, 143,272 shares of previously unissued PRA Common Stock valued at $2.0 million and $5.3 million in seller notes payable. In addition, PRA International incurred certain acquisition expenses totaling approximately $294,000. The acquisition is being accounted for in accordance with the purchase method of accounting and the results of IMTCI are consolidated with PRA International from the date of acquisition.

  The following unaudited Pro Forma Condensed Consolidated Statements of Income give effect to the acquisition of IMTCI by PRA International as if the acquisition had occurred on January 1, 1996. These pro forma statements of income give effect, for the period presented to the following pro forma adjustments: (a) the increase in amortization associated with goodwill resulting from the acquisition; (b) the increase in interest expense associated with the issuance of the convertible seller notes payable; (c) the reduction of interest income earned by PRA for the period from PRA International's 1996 Preferred Stock issuance to its acquisition of IMTCI; and
(d) the change in weighted average common shares outstanding resulting from the issuance of 151,635 shares of common stock in connection with the acquisition .

  The following unaudited Pro Forma Condensed Consolidated Statements of Income should be read in conjunction with the notes thereto included herewith, with PRA International's audited consolidated financial statements and notes thereto for the periods presented and with IMTCI's audited and unaudited financial statements and notes thereto for the periods presented. The unaudited Pro Forma Condensed Consolidated Statements of Income are not necessarily indicative of future operating results or of what would have occurred had the acquisition been consummated at the time specified. The pro forma adjustments are based on available information and certain adjustments that management believes to be reasonable. In the opinion of management, all material adjustments have been made that are necessary to present fairly the pro forma information.

                            PRA INTERNATIONAL, INC.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                    YEAR ENDED DECEMBER 31, 1996
                          -----------------------------------------------------
                                                     PRO FORMA      PRO FORMA
                              PRA       IMTCI (1)   ADJUSTMENTS    CONSOLIDATED
                          -----------  -----------  -----------    ------------
Net revenues............. $21,509,740  $10,473,902   $     --      $31,983,642
Direct costs.............  14,951,791    5,960,253         --       20,912,044
Selling, general and
 administrative..........   4,160,843    3,435,167         --        7,596,010
Depreciation and
 amortization............     446,926      252,736     339,459 (A)   1,039,121
Stock repurchase and
 other equity
 compensation............     643,599          --          --          643,599
                          -----------  -----------   ---------     -----------
Income from operations...   1,306,581      825,746    (339,459)      1,792,868
Interest expense.........    (461,732)     (66,982)   (443,954)(B)    (972,668)
Interest income..........     355,981          --     (186,936)(C)     169,045
Other income (expense)...     (20,317)      42,719         --           22,402
                          -----------  -----------   ---------     -----------
Income before income
 taxes...................   1,180,513      801,483    (970,349)      1,011,647
Provision for income
 taxes...................     415,652      342,377    (220,812)        537,217
                          -----------  -----------   ---------     -----------
  Net income.............     764,861      459,106    (749,537)        474,430
                          -----------  -----------   ---------     -----------
Accretion and dividends
 (2).....................  (2,300,862)         --                   (2,300,862)
Net income (loss)
 available to common
 stockholders............ $(1,536,001) $   459,106   $(749,537)    $(1,826,432)
                          ===========  ===========   =========     ===========
Pro forma net loss per
 share (3)............... $     (0.12)                             $     (0.17)
                          ===========                              ===========
Pro forma weighted
 average shares
 outstanding (3).........   5,718,857                  143,272 (D)   5,862,129

                             PRA INTERNATIONAL, INC

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                   SIX MONTHS ENDED JUNE 30, 1997
                          ------------------------------------------------------
                                                     PRO FORMA       PRO FORMA
                             PRA(4)      IMTCI(5)   ADJUSTMENTS     CONSOLIDATED
                          ------------  ----------  -----------     ------------
Net revenues............  $ 18,047,234  $2,924,449  $      --       $ 20,971,683
Direct costs............    13,032,130   1,791,378         --         14,823,508
Selling, general and
 administrative.........     3,995,790   1,029,297         --          5,025,087
Depreciation and
 amortization...........       640,118      75,367      84,856 (A)       800,341
Stock repurchase and
 other equity
 compensation...........        22,106         --          --             22,106
                          ------------  ----------  ----------      ------------
Income from operations..       357,090      28,407     (84,856)          300,641
Interest expense........      (369,192)     (8,873)   (110,989)(B)      (489,054)
Interest income.........       244,869         --     (224,217)(C)        20,652
Other income (expense)..       (42,411)    (11,607)        --            (54,018)
                          ------------  ----------  ----------      ------------
Income before income
 taxes..................       190,356       7,927    (420,062)         (221,779)
Provision (benefit) for
 income taxes...........        90,499       3,308    (117,322)          (23,515)
                          ------------  ----------  ----------      ------------
  Net income (loss).....        99,857       4,619    (302,740)         (198,264)
                          ------------  ----------  ----------      ------------
Accretion and
 dividends(2)...........      (931,972)        --          --           (931,972)
Net income (loss)
 available to common
 stockholders...........  $   (832,115) $    4,619  $ (302,740)     $ (1,130,236)
                          ============  ==========  ==========      ============
Pro forma net income per
 share(3)...............  $       0.04                              $        --
                          ============                              ============
Pro forma weighted
 average shares
 outstanding(3).........     6,977,297                 107,552 (D)     7,084,849

                            PRA INTERNATIONAL, INC.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

  (1) Reflects the results of IMTCI on a stand alone basis for the period from November 1, 1995 through September 30, 1996.

  (2) Represents adjustments to record the difference between the carrying amount of the redeemable common stock warrants and the Series A Preferred Stock and their respective redemption amounts. Also included are dividends paid and accrued on preferred stock. The redemption feature of the redeemable common stock warrants was removed in October 1996. The redemption feature of the Series A Preferred Stock will expire and accrued dividends will be forfeited upon the effectiveness of a qualified initial public offering (see Notes 3 and 8 to the Consolidated Financial Statements).

  (3) See Note 3 to the Consolidated Financial Statements for a description of the calculation of pro forma net loss per share and pro forma weighted average shares outstanding.

  (4) Reflects the consolidated results of PRA International, including IMTCI for the period from the acquisition of IMTCI on April 1, 1997 through June 30, 1997.

  (5) Reflects the results of IMTCI on a stand alone basis for the period from January 1, 1997 through March 31, 1997.

  (A) Reflects increase in amortization expense associated with goodwill on the IMTCI acquisition.

  (B) Reflects increase in interest expense associated with the issuance of the convertible seller notes payable.

  (C) Reflects the reduction on interest income earned by PRA International for the period from PRA International's 1996 Preferred Stock issuance to its acquisition of IMTCI.

  (D) Reflects the issuance of 143,272 shares of PRA International Common Stock issued to the shareholders of IMTCI as if the transaction had been consummated as of the beginning of the period.

                                  APPENDIX A

THE DRUG DEVELOPMENT AND APPROVAL PROCESS IN THE UNITED STATES -- AN OVERVIEW

  Before a new drug is marketed, the drug must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The development process consists of two stages: pre-clinical and clinical. The first stage is the pre-clinical research, in which the new drug is tested in vitro (test tube) and in animals, generally over a one to three-year period, in order to determine the basic biological activity and safety of the drug. If the drug is perceived to be safe for human testing, the drug then undergoes a series of clinical tests in humans. During the clinical stage, one of the most time-consuming and expensive parts of the drug development process, the drug undergoes a series of tests in humans, including healthy volunteers and patients with the targeted disease or condition.

  Prior to commencing human clinical trials in the United States, the sponsor must file an Investigational New Drug ("IND") application with the FDA. In order to receive IND status, the sponsor of the new drug must provide available manufacturing data, pre-clinical data, information about any use of the drug in humans in other countries or in the United States for other purposes, and a detailed plan for the conduct of the proposed clinical trials. The sound design of these trials, also referred to as the study protocols, is essential to the success of the drug development effort because the protocols must correctly anticipate the nature of the data to be generated and results that the FDA will require before approving the drug. In the absence of any FDA comments within 30 days after the IND filing, human clinical trials may begin.

  Although there is no statutory specification of the structure or design of clinical trials, human trials usually start on a small scale to assess safety and then expand to larger trials to test efficacy. These trials are usually grouped into the following three phases, with multiple trials generally conducted within each phase:

    Phase I. Phase I trials involve testing the drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine the drug's basic safety data relating to tolerance, absorption, metabolization and excretion as well as other pharmacological indications and actions. This phase lasts an average of six months to one year.

    Phase II. Phase II trials involve testing a small number of volunteer patients, typically 100 to 200 persons who suffer from the targeted disease or condition, to determine the drug's effectiveness and dose response relationship. This phase lasts an average of one to two years.

    Phase III. Phase III trials involve testing large numbers of patients, typically several hundred to several thousand persons, to verify efficacy on a large scale as well as long-term safety. These trials involve numerous sites and generally last two to three years.

  After the successful completion of all three clinical phases, the sponsor of a new drug in the United States submits a New Drug Application ("NDA") to the FDA requesting that the product be approved for marketing. The NDA is a comprehensive, multi-volume filing that includes, among other things, the results of all pre-clinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. In addition, while the FDA does not use price as a criterion for approving a new drug, advisory panels of scientists that help the FDA evaluate new types of therapies have begun to take cost into consideration. The FDA's review of an NDA can last from a few months, for drugs relating to life threatening circumstances, to many years, with the average review lasting two years. Drugs that successfully complete this review may be marketed in the United States, subject to any conditions imposed by the FDA.

  As a condition to its approval of a drug, the FDA may require that a sponsor conduct additional clinical trials following receipt of NDA approval to monitor long-term risks and benefits, study different dosage levels, or evaluate different safety and efficacy parameters in target patient populations. In recent years the FDA has increased its reliance on these trials, known as Phase IV trials, which allow new drugs that show early promise to reach patients without the delay associated with the conventional review process. Phase IV trials usually involve thousands of patients.

  Clinical trials may be conducted outside of the United States without an IND. The FDA will accept data from such foreign clinical trials to support clinical investigations in the United States and/or approval of an NDA only if the agency determines that the trials are well-designed, well-conducted, performed by qualified investigators, and conducted in accordance with internationally recognized ethical principles and GCP.

  Less extensive approval requirements can apply to generic drugs. Abbreviated requirements are applicable to drugs that are, for example, either bioequivalent to brand name "pioneer" drugs, or otherwise similar to pioneer drugs, such that all the safety and efficacy studies previously conducted on the pioneer product need not be repeated for approval. Changes in approved drug products, such as in the delivery system, dosage form or strength, can also be the subject of abbreviated application requirements.

BIOLOGICAL PRODUCT DEVELOPMENT AND APPROVAL IN THE UNITED STATES-- AN OVERVIEW

  Like drugs and medical devices, biological products (i.e., those derived from living materials of humans, plant, animals or microorganisms, such as vaccines) are subject to extensive regulation by the FDA. Biological products are regulated primarily under the Public Health Service Act, but are also subject to regulation under the Federal Food, Drug and Cosmetic Act ("FFDCA").

  While some biological products may be approved for marketing via an NDA, most manufacturers must obtain two licenses from FDA prior to marketing a biological product: a license for the manufacturing establishment, and a product license. In order to obtain a product license, a manufacturer must obtain FDA approval of a product license application ("PLA"). Similar to an NDA, a PLA must contain the following information: nonclinical and clinical data demonstrating the product's safety, purity and potency; a description of the manufacturing methods; data regarding the product's stability; test results for the lots represented by the submitted samples, and samples of the product and its labeling.

  The sponsor of a clinical trial involving a biological product must file an IND with the FDA, unless the product is exempt from such requirement. Once the IND becomes effective, the conduct of the clinical trial is governed by the same regulatory requirements governing drug clinical trials.

DEVICE DEVELOPMENT AND APPROVAL IN THE UNITED STATES

  The FFDCA and regulations thereunder require that, prior to marketing in the United States unless exempted by regulation, all products meeting the statutory definition of "device" receive either (depending upon the nature of the device) FDA clearance pursuant to a premarket notification (510(k)) submission or FDA approval pursuant to a premarket approval ("PMA") application. Generally, devices are distinguished from drugs through the characteristics of acting or achieving their effect through means other than pharmacological action.

  Human clinical trials always are required to support a PMA application, and may be required to support a 510(k) submission. If the device involved presents a "significant risk" to the patient, the clinical trial sponsor must obtain investigational review board ("IRB") approval for the study and must file an investigational device exemption ("IDE") application with the FDA prior to commencing human clinical trials. The IDE application must include reports of prior clinical and nonclinical investigations of the device; an investigational plan; a description of the methods, facilities, and controls used for the manufacture, processing, packing, storage, and, where appropriate, installation of the device; information concerning the investigators participating in the study and the IRBs that approved the study; copies of labeling; copies of forms to be provided to subjects to obtain informed consent; and other relevant information requested by the FDA. As with IND applications, the IDE will become effective 30 days following its receipt by the FDA, unless the FDA objects to the application. If the FDA has concerns about the proposed clinical trial, it may delay the trial and require modifications to the trial protocol prior to permitting the trial to begin. Clinical trials involving a device that presents a "nonsignificant risk" to the patient may begin after the sponsor has obtained approval by one or more appropriate IRBs, but not the FDA. Such investigations nevertheless, are subject to informed consent requirements, monitoring by the sponsor, and record keeping requirements.

  As discussed with respect to clinical studies involving drugs, the FDA strictly regulates the conduct of all clinical trials involving medical devices, regardless of whether the clinical trial is conducted under an IDE. The sponsor of a clinical study involving a device is responsible for ensuring that proper IRB and/or FDA approval is obtained prior to commencing the study, selecting qualified investigators and informing investigators of all necessary information, monitoring the investigation, informing the IRB and the FDA about significant new information pertaining to the investigation, and maintaining accurate and current records concerning the investigation. The sponsor must evaluate unanticipated adverse effects and terminate the study if it presents an unreasonable risk to subjects. To the extent that the Company performs these functions on behalf of an investigational device sponsor, the Company must comply with these requirements.

  The FDA will accept foreign clinical studies involving devices that are not conducted under an IDE if the data are valid and the investigator has conducted the studies in conformance with the "Declaration of Helsinki" or the laws and regulations of the country in which the research is conducted, whichever accords greater protection to human subjects. Foreign clinical data that meets these requirements may form the sole basis for PMA approval if the foreign data are applicable to the United States population and medical practice, studies were performed by clinical investigators of recognized competence, and (if necessary) the FDA validates the data through an on-site inspection or other means.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PRA International Inc:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of PRA International, Inc. (a Delaware corporation) included in this registration statement and have issued our report thereon dated September 8, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The
Schedule II--Valuation and Qualifying Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule as of December 31, 1996 and June 30, 1997 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Washington, D.C.
September 8, 1997

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
PRA International, Inc.

  We have audited the consolidated financial statements of PRA International, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995, and have issued our report thereon dated March 8, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Vienna, Virginia
March 8, 1996

                                                                     SCHEDULE II

                            PRA INTERNATIONAL, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

 FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED
                                 JUNE 30, 1997

                                                              CHARGED
                                     BEGINNING                   TO     ENDING
                                      BALANCE  DEDUCTIONS (1) EXPENSE  BALANCE
                                     --------- -------------- -------- --------
December 31, 1994
  Allowance for accounts receiv-
   able............................. $    --      $    --     $ 12,000 $ 12,000
December 31, 1995
  Allowance for accounts receiv-
   able.............................   12,000        4,500      20,015   27,515
December 31, 1996
  Allowance for accounts receiv-
   able.............................   27,515       27,515     132,098  132,098
June 30, 1997
  Allowance for accounts receiv-
   able.............................  132,098      102,098      47,232   77,232

--------
(1) Represents trade receivables written off and credits applied.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                                  -----------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    7
Risk Factors..............................................................    8
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   26
Management................................................................   39
Certain Transactions......................................................   50
Principal Stockholders....................................................   52
Description of Capital Stock..............................................   54
Shares Eligible For Future Sale...........................................   57
Underwriting..............................................................   59
Legal Matters.............................................................   60
Experts...................................................................   60
Additional Information....................................................   60
Appendix A................................................................  A-1
Index to Consolidated Financial Statements................................  F-1
Report of Independent Public Accountants..................................  S-1
Report of Ernst & Young LLP, Independent Auditors.........................  S-2
Schedule II Valuation and Qualifying Accounts.............................  S-3

                                  -----------
 UNTIL    , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,750,000 SHARES

                            PRA INTERNATIONAL, INC.

                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                      , 1997

                                  -----------

                               SMITH BARNEY INC.

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                          WESSELS, ARNOLD & HENDERSON

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below is an estimate (except for the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Fees) of the fees and expenses, all of which are payable by the Registrant, other than underwriting discounts and commissions, in connection with the registration and sale of the Common Stock being registered:

      Securities and Exchange Commission Registration Fee............... $11,500
      NASD Fees.........................................................   4,295
      Nasdaq National Market Fees.......................................     *
      Fees of Registrar and Transfer Agent..............................     *
      Printing and Engraving............................................     *
      Legal Fees and Expenses...........................................     *
      Accounting Fees and Expenses......................................     *
      Miscellaneous.....................................................     *
                                                                         -------
        Total........................................................... $   *
                                                                         =======

--------
* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of Delaware empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

  The Restated Certificate of Incorporation and the By-Laws of the Registrant, copies of which are filed herein as Exhibits 3.1 and 3.2, respectively, provide for advancement of expenses and indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions to the fullest extent permitted by law.

  The Registrant intends to maintain insurance for the benefit of its directors and officers insuring such persons against certain liabilities, including liabilities under the securities laws.

  Section 7 of the Underwriting Agreement between the Registrant and the Underwriters, a copy of which is filed herein as Exhibit 1.1, provides for indemnification by the Registrant of the Underwriters and each person, if any, that controls any Underwriter, against certain liabilities and expenses as stated herein, which may include liabilities under the Securities Act of 1933. The Underwriting Agreement also provides that the Underwriters shall similarly indemnify the Registrant, its directors, officers and controlling persons, as set forth therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In November 1994, pursuant to a $1,000,000 venture capital financing with Virginia Capital, L.P. ("Virginia Capital"), successor in interest to Vedcorp, L.C., Associates issued (i) a 12.5% subordinated debenture originally due December 31, 1998 in the original principal amount of $750,000, (ii) a warrant to purchase shares of Class C Common Stock of Pharmaceutical Research Associates, Inc., a Virginia corporation ("Associates") constituting 6.67% of the common stock of Associates on a fully-diluted basis, for an aggregate exercise price of $500,000 and (iii) 53,512 shares of Class E Preferred Stock of Associates. In August 1997, the debenture was repaid in full and the warrant, as subsequently modified, was exercised in part for 249,921 shares of Common Stock.

  In August 1995, pursuant to a venture capital financing with Sirrom Investments, Inc. ("Sirrom"), successor in interest to Sirrom Capital Corporation, Associates issued (i) a secured promissory note in the original principal amount of $2 million due August 10, 2000, which is secured by a subordinated blanket lien on Associates' assets and (ii) a stock purchase warrant exercisable for shares of Class C Common Stock of Associates constituting 6% of the common stock of Associates on a fully-diluted basis, for an aggregate exercise price of $.01 per share, which, as subsequently modified, was exercised in full in April, 1997. In connection with this transaction, Virginia Capital's warrant was replaced by a warrant to purchase shares of Class C Common Stock of Associates constituting 12.27% of the common stock of Associates on a fully-diluted basis, for an aggregate exercise price of $500,000.

  In 1996, Associates made a loan to Associates' founder, Raymond J. Rugloski, in the amount of $500,000. This loan was financed from the proceeds of its sale of 76,830 shares of Class F Preferred Stock of Associates, representing 4% of the common stock of Associates on a fully-diluted basis, to Virginia Capital, Sirrom and Messrs. Earle Martin, James Powers, Joachim Vollmar and W. Bain MacLachlan.

  In September 1996, as a result of anti-dilution protections afforded Raymond Rugloski and his wife, Carolyn Rugloski, Sheridan Snyder, Virginia Capital, Sirrom and the other Class F Preferred Stockholders of Associates, 44,925 shares of Class A Common Stock were issued to the Rugloskis, 4,992 additional shares of Class B Common Stock were issued to Mr. Snyder, the amount of shares of Class C Common Stock of Associates for which Virginia Capital's and Sirrom's warrants were exercisable was increased by 9,479 and 3,792 shares, respectively, and the Class F Preferred Stockholders of Associates received an additional 5,482 shares of Class F Preferred Stock.

  (All of the foregoing references to the share numbers of capital stock of Associates are on an as-issued basis and do not reflect the effect of the stock split on the shares of Common Stock received in respect thereof pursuant to the agreement and plan of share exchange referred to below.)

  In October 1996, the Company completed a recapitalization and reorganization. First, the Company became the holding company of Associates, pursuant to an agreement and plan of share exchange between the Company and Associates. Under that agreement and plan, all outstanding shares and all options and warrants to purchase shares of each class of common and preferred stock of Associates were acquired by the Company in exchange for an identical number of outstanding shares and options and warrants to purchase shares of Common Stock. The Company then sold, for an aggregate purchase price of approximately $19.1 million (or approximately $5.93 per share after giving effect to their conversion to Common Stock upon the closing of the Offering), 1,631,548 shares of its Series A Preferred Stock to certain affiliates of The Carlyle Group, along with a related warrant agreement providing for the issuance of warrants to purchase an identical number of shares of Common Stock upon the occurrence of certain circumstances. In November 1996, Virginia Capital purchased 26,534 shares of Series A Preferred Stock and a related warrant agreement for an aggregate purchase price of approximately $310,000 (or approximately $5.93 per share). These issuances of securities were exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

  In April 1997, the Company acquired the capital stock of International Medical Technical Consultants, Inc., a Kansas corporation ("IMTCI") from its stockholders. Of the aggregate purchase price of approximately $15.3 million paid to IMTCI's stockholders, $2 million was paid in the form of 143,272 shares of Common Stock at a price of $13.96 per share after giving effect to the Company's recent stock split. This issuance of securities by the Company was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)  Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 *1.1    Proposed Form of Underwriting Agreement
  3.1    Form of Restated Certificate of Incorporation of the Registrant (to be
         filed with the State of Delaware upon the closing of the Offering)
  3.2    Amended and Restated By-Laws of the Registrant
 *5.1    Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of the Common Stock offered by the Prospectus contained in this registration statement

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 *10.1   Registration Rights Agreement
  10.2   Revolving Credit Agreement dated August 25, 1997 between the
         Registrant and First Union National Bank
  10.3   Revolving Promissory Note dated August 25, 1997 made by the Registrant in favor of First Union National Bank in the principal amount of
         $7,500,000
  10.4   Subordinated Promissory Note dated as of April 1, 1997 made by IMTCI in favor of First Robert J. Dockhorn, M.D., as designee, in the principal amount of $1,000,000 (subject to adjustment)
  10.5   Subordinated Promissory Note dated as of April 1, 1997 made by IMTCI in favor of First Robert J. Dockhorn, M.D., as designee, in the principal amount of $5,000,000 (subject to adjustment)
  10.6   Lease Agreement dated as of April 1, 1997 between Dockhorn Properties,
         L.L.C. and IMTCI
  10.7   Lease Agreement dated as of April 1, 1997 between Beverly W. Dockhorn
         Revocable Trust dated January 5, 1984 and IMTCI
 *10.8   Employment and Non-Competition Agreement dated as of October 11, 1996 between Associates and Earle Martin, as amended by Amendment No. 1
         dated October    , 1997
 *10.9   Employment and Non-Competition Agreement dated as of October 11, 1996 between Associates and James C. Powers, as amended by Amendment No. 1
         dated October    , 1997
 *10.10  Employment Agreement dated April 14, 1992 between Associates and
         Joachim Vollmar, as amended by Amendment No. 1 dated October 28, 1992,
         Amendment No. 2 dated November 17, 1992, Amendment No. 3 dated October
         11, 1996, Memo No. 4 dated February 14, 1997, Amendment No. 5 dated
         March 14, 1997 and Amendment No. 6 dated October    , 1997
 *10.11  Employment and Non-Competition Agreement dated as of October 16, 1996 between Associates and Patrick K. Donnelly, as amended by Amendment
         No. 1 dated October    , 1997
 *10.12  Employment and Non-Competition Agreement dated as of April 1, 1997 between IMTCI and Robert J. Dockhorn, M.D., as amended by Amendment
         No. 1 dated October    , 1997
 *10.13  Consulting Agreement dated October    , 1997 between Associates and
         Dr. Judith Ann Hemberger
 *10.14  Amended and Restated Option Agreement dated as of October    , 1997
         between the Registrant and Earle Martin
 *10.15  Amended and Restated Option Agreement dated as of October    , 1997
         between the Registrant and James C. Powers
 *10.16  Amended and Restated Option Agreement dated as of October    , 1997
         between the Registrant and Joachim Vollmar
 *10.17  Amended and Restated Option Agreement dated as of October    , 1997
         between the Registrant and Patrick K. Donnelly
 *10.18  Amended and Restated Option Agreement dated as of October    , 1997
         between the Registrant and Robert J. Dockhorn, M.D.
 *10.19  Restated Option Agreement dated as of October    , 1997 among the
         Registrant, James C. Powers, Joachim Vollmar, W. Bain MacLachlan,
         Roger Flora, Michael N. Boyd, William M. Walsh and Patrick K. Donnelly
  10.20  PRA International, Inc. Amended and Restated 1993 Stock Option Plan
  10.21  PRA International, Inc. Amended and Restated 1997 Stock Option Plan
  11.1   Statement re Computation of Earnings (Losses) Per Share
  16.1   Letter re Change in Certifying Auditors
  21.1   Subsidiaries of the Registrant
  23.10  Consent of Arthur Andersen LLP
  23.11  Consent of Ernst & Young LLP, Independent Auditors
 *23.2   Consent of Bingham Dana LLP counsel to the Registrant (included in
         Exhibit 5.1)
  24.1   Power of Attorney (included in signature page to Registration
         Statement)
  27.1   Financial Data Schedule

  (b)  Financial Statement Schedules:
  Schedule II Valuation and Qualifying Accounts
--------
  * To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, Washington, D.C., on the 22nd day of October 1997.


                                          PRA INTERNATIONAL, INC.


                                          By         /s/ Earle Martin
                                            -----------------------------------
                                                       Earle Martin
                                                        President

                       POWER OF ATTORNEY AND SIGNATURES

  Each person whose signature appears below constitutes and appoints Earle Martin and Patrick K. Donnelly and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1 of PRA International, Inc., and to file with the Securities and Exchange Commission the same, with all exhibits thereto and other documents in connection therewith, and any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or any of their substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                           TITLE                     DATE
              ---------                           -----                     ----

           /s/ Earle Martin           President, Chief Executive      October 22, 1997
------------------------------------- Officer (principal executive
             Earle Martin             officer) and Chairman of the
                                      Board of Directors

         /s/ Joachim Vollmar          Executive Vice President,       October 22, 1997
------------------------------------- Managing Director, European
           Joachim Vollmar            Operations and Director

       /s/ Patrick K. Donnelly        Executive Vice President,       October 22, 1997
------------------------------------- Chief Financial Officer
         Patrick K. Donnelly          (principal accounting
                                      officer), Director and
                                      Assistant Secretary

       /s/ Harry H. Penner, Jr.       Director                        October 22, 1997
-------------------------------------
         Harry H. Penner, Jr.

       /s/ Judith A. Hemberger        Director                        October 22, 1997
-------------------------------------
         Judith A. Hemberger


              SIGNATURE                           TITLE                    DATE
              ---------                           -----                    ----

       /s/ Daniel A. D'Aniello        Director                       October 22, 1997
 ____________________________________
          Daniel A. D'Aniello

         /s/ David W. Dupree          Director                       October 22, 1997
 ____________________________________
             David W. Dupree

          /s/ Peter M. Manos          Director                       October 22, 1997
 ____________________________________
             Peter M. Manos

                               INDEX TO EXHIBITS

 EXHIBIT                                                             SEQUENTIAL
 NUMBER                         DESCRIPTION                           PAGE NO.
 -------                        -----------                          ----------
  *1.1   Proposed Form of Underwriting Agreement..................
   3.1   Form of Restated Certificate of Incorporation of the
         Registrant (to be filed with the State of Delaware upon
         the closing of the Offering).............................
   3.2   Amended and Restated By-Laws of the Registrant...........
  *5.1   Opinion of Bingham Dana LLP, counsel to the Registrant,
         regarding the legality of the shares of the Common Stock
         offered by the Prospectus contained in this registration
         statement................................................
 *10.1   Registration Rights Agreement............................
  10.2   Revolving Credit Agreement dated August 25, 1997 between
         the Registrant and First Union National Bank.............
  10.3   Revolving Promissory Note dated August 25, 1997 made by
         the Registrant in favor of First Union National Bank in
         the principal amount of $7,500,000.......................
  10.4   Subordinated Promissory Note dated as of April 1, 1997
         made by IMTCI in favor of First Robert J. Dockhorn, M.D.,
         as designee, in the principal amount of $1,000,000
         (subject to adjustment)..................................
  10.5   Subordinated Promissory Note dated as of April 1, 1997
         made by IMTCI in favor of First Robert J. Dockhorn, M.D.,
         as designee, in the principal amount of $5,000,000
         (subject to adjustment)..................................
  10.6   Lease Agreement dated as of April 1, 1997 between
         Dockhorn Properties, L.L.C. and IMTCI....................
  10.7   Lease Agreement dated as of April 1, 1997 between Beverly
         W. Dockhorn Revocable Trust dated January 5, 1984 and
         IMTCI....................................................
 *10.8   Employment and Non-Competition Agreement dated as of
         October 11, 1996 between Associates and Earle Martin, as
         amended by Amendment No. 1 dated October    , 1997.......
 *10.9   Employment and Non-Competition Agreement dated as of
         October 11, 1996 between Associates and James C. Powers,
         as amended by Amendment No. 1 dated October    , 1997....
 *10.10  Employment Agreement dated April 14, 1992 between
         Associates and Joachim Vollmar, as amended by Amendment
         No. 1 dated October 28, 1992, Amendment No. 2 dated
         November 17, 1992, Amendment No. 3 dated October 11,
         1996, Memo No. 4 dated February 14, 1997, Amendment No. 5
         dated March 14, 1997 and Amendment No. 6 dated October
            , 1997................................................
 *10.11  Employment and Non-Competition Agreement dated as of
         October 16, 1996 between Associates and Patrick K.
         Donnelly, as amended by Amendment No. 1 dated October
            , 1997................................................
 *10.12  Employment and Non-Competition Agreement dated as of
         April 1, 1997 between IMTCI and Robert J. Dockhorn, M.D.,
         as amended by Amendment No. 1 dated October    , 1997....
 *10.13  Consulting Agreement dated October    , 1997 between
         Associates and Dr. Judith Ann Hemberger..................
 *10.14  Amended and Restated Option Agreement dated as of October
            , 1997 between the Registrant and Earle Martin........
 *10.15  Amended and Restated Option Agreement dated as of October
            , 1997 between the Registrant and James C. Powers.....
 *10.16  Amended and Restated Option Agreement dated as of October
            , 1997 between the Registrant and Joachim Vollmar.....
 *10.17  Amended and Restated Option Agreement dated as of October
            , 1997 between the Registrant and Patrick K. Donnelly.
 *10.18  Amended and Restated Option Agreement dated as of October
            , 1997 between the Registrant and Robert J. Dockhorn,
         M.D......................................................

 EXHIBIT                                                              SEQUENTIAL
 NUMBER                          DESCRIPTION                           PAGE NO.
 -------                         -----------                          ----------
 *10.19  Restated Option Agreement dated as of October    , 1997
         among the Registrant, James C. Powers, Joachim Vollmar, W.
         Bain MacLachlan, Roger Flora, Michael N. Boyd, William M.
         Walsh and Patrick K. Donnelly.............................
  10.20  PRA International, Inc. Amended and Restated 1993 Stock
         Option Plan...............................................
  10.21  PRA International, Inc. Amended and Restated 1997 Stock
         Option Plan...............................................
  11.1   Statement re Computation of Earnings (Losses) Per Share...
  16.1   Letter re Change in Certifying Auditors...................
  21.1   Subsidiaries of the Registrant............................
  23.10  Consent of Arthur Andersen LLP............................
  23.11  Consent of Ernst & Young LLP, Independent Auditors........
 *23.2   Consent of Bingham Dana LLP counsel to the Registrant
         (included in Exhibit 5.1).................................
  24.1   Power of Attorney (included in signature page to
         Registration Statement)...................................
  27.1   Financial Data Schedule...................................

  (b)  Financial Statement Schedules:
  Schedule II Valuation and Qualifying Accounts
--------
  * To be filed by amendment.

                                       2